As confidentially submitted to the Securities and Exchange Commission on June 2, 2014.

Registration no. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POINTCLICKCARE CORP.

(Exact Name of Registrant as Specified in Its Charter)

Ontario, Canada	7372	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PointClickCare Corp.

6975 Creditview Road, Suite 4

Mississauga, ON L5N 8E9

(905) 858-8885

(Address, Including ZIP Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 894-8940

(Name, Address, Including ZIP Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Christopher J. Austin, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800	Perry Dellelce, Esq. Robert Wortzman, Esq. Wildeboer Dellelce LLP Wildeboer Dellelce Place Suite 800, 365 Bay Street Toronto, Ontario M5H 2V1 (416) 361-3121	Riccardo A. Leofanti, Esq. Thomas J. Ivey, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 P.O. Box 258 Toronto, Ontario M5K 1J5 (416) 777-4700	Rob Lando, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue P.O. Box 258 New York, NY 10018 (212) 867-5800

Approximate date of commencement of proposed offering to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common shares, no par value	$115,000,000	$14,812

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes common shares the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JUNE 2, 2014

PROSPECTUS

             Shares

Common shares

This is PointClickCare Corp.’s initial public offering. We are offering                  common shares.

We expect the initial public offering price to be between US$              and US$              per share. Currently, no public market exists for our common shares. We intend to apply for listing of our common shares on              under the symbol “            .”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and have elected to adopt certain reduced public company reporting requirements.

Investing in our common shares involves risks that are described in the “Risk Factors” Section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                  common shares from us at the public offering price, less the underwriting commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                     , 2014.

J.P. Morgan	Goldman, Sachs & Co.	RBC Capital Markets

William Blair		Canaccord Genuity

                    , 2014.

Neither we nor the underwriters have authorized anyone to provide you with any additional information or information that is different from the information contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any free writing prospectus prepared by us or on our behalf may only be used where it is legal to sell these securities. The information in this prospectus or any free writing prospectus prepared by us or on our behalf is only accurate as of the date of this prospectus or such free writing prospectus.

Until             , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated, all references in this prospectus to “PointClickCare,” or “we,” “our,” “us” or similar terms refer to PointClickCare Corp. and its consolidated subsidiaries.

We express all amounts in this prospectus in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. On May 27, 2014, the Bank of Canada closing rate was $1.00 = C$1.0861.

We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. Persons who come into possession of this prospectus in jurisdictions outside the United States or Canada are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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Prospectus Summary

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. References in this prospectus to our “solutions” mean a combination of one or more products and services we offer and deliver to a customer to meet their business requirements.

Overview

We are a leading provider of comprehensive cloud-based software solutions for the North American senior care industry. Our software-as-a-service, or SaaS, platform is designed specifically to enable critical business functions of skilled nursing and senior living facilities, including care delivery management, financial management, marketing, business intelligence and compliance. We believe the PointClickCare platform is the system of record for senior care facilities that helps our customers improve quality of care and demonstrate better patient outcomes, enhance financial performance, facilitate interoperability among healthcare providers and simplify regulatory compliance.

The senior care industry is in a period of transformation, presenting a range of challenges for senior care providers. Driven by the confluence of a rapidly aging population and increasing healthcare costs, patient care delivery for seniors continues to transition from hospitals to senior care facilities, with senior care facilities experiencing a corresponding increase in patient acuity. At the same time, the industry is facing a changing reimbursement and payment landscape, growing demand to improve quality of care and demonstrate better patient outcomes, greater emphasis on managing patients across multiple facilities in the continuum of care delivery, and an increasingly complex regulatory and compliance environment. We believe that in order to meet these challenges and stay competitive, senior care providers need to adopt scalable and adaptable technology solutions that centralize key patient information, streamline daily operations, improve financial performance, facilitate care delivery across care settings and meet regulatory requirements.

We offer an integrated software platform, specifically designed for the senior care industry, which utilizes advanced cloud computing and data management technologies. Our multi-tenant architecture allows us to deliver applications that are highly functional, flexible and fast, and that can be easily deployed on a variety of devices within our customers’ operations. Our platform is comprised of three primary components: our core platform, add-on applications and an interoperability engine. Our core platform is an integrated electronic health record, or EHR, and revenue cycle management, or RCM, solution. Our add-on applications are built on top of our core platform, and include additional care delivery management, financial management, marketing and business intelligence solutions. Our interoperability engine allows our customers to integrate with a wide variety of external entities critical to their operations. Our solutions achieved the number one ranking as the category leader for long-term care as reported by KLAS in their “2013: Best in KLAS: Software and Services” report, released January 29, 2014.

Strong customer relationships have been a key component of our success since we began marketing our SaaS platform in 2000. We provide our solutions to approximately 2,000 senior care providers. At May 30, 2014, these providers were using our platform in more than 9,000 senior care facilities, serving approximately 750,000 residents per day. Our customers range from small, individually-owned, senior care facilities to regional and national chains, including nine of the ten largest skilled nursing providers and five of the ten largest senior living providers in the United States and Canada. Approximately 17% of the senior care facilities in the United States and Canada currently use our platform, and we believe that the remaining 83% of the facilities, or approximately 43,000 facilities, represents an attractive pool of potential new customers.

Facility-based senior care providers, including skilled nursing and senior living facilities in the United States and Canada, represent our core target market today. We estimate that our total addressable opportunity for full implementation of software products in our core market is approximately $2.2 billion annually. We believe that our 2013 revenue represents approximately 4% of the total opportunity within our core market of senior care facilities in North America. As expenditures in North American senior care facilities are expected to grow approximately 6% annually from 2013 to 2022, we expect that our core addressable opportunity will continue to increase as well, and could reach $3.7 billion annually by 2022. Additionally, we believe that attractive markets for our software products exist in senior care facilities in international markets and in other adjacent senior care markets in North America. We estimate that our total addressable opportunity in eight countries outside of North America that we believe are most attractive to us could exceed $2 billion annually and our total addressable opportunity for adjacent senior care markets in North America, including in-home care, exceeds $600 million annually. Our total addressable market opportunity, as comprised of our core market, select international markets and adjacent senior care markets, is therefore estimated to be approximately $5 billion annually.

We have strong visibility into our operating results based on our revenue model and high customer retention rates. For fiscal years 2012 and 2013 our annual customer facility retention rates were in excess of 99%. Our total revenue increased from $59.2 million in fiscal 2012 to $82.1 million in fiscal 2013, representing a 39% year-over-year increase. Our subscription and support revenue increased from $50.1 million in fiscal 2012 to $70.5 million in fiscal 2013, representing a 41% year-over-year increase. Subscription and support revenue represented 85% and 86% of total revenue in fiscal 2012 and 2013, respectively. We had net income of $0.1 million in fiscal 2012 and a net loss of $3.3 million in fiscal 2013. Our Adjusted EBITDA was $3.1 million in fiscal 2012 and $1.5 million in fiscal 2013. See “—Summary Consolidated Financial Data—Adjusted EBITDA” for our definition of Adjusted EBITDA and its reconciliation to net income (loss).

Industry Background

Overview of the Senior Care Industry

The senior care industry is large and growing. Seniors - those individuals 65 years of age and older - make up only 13% of the current population of the United States, yet they account for approximately 37% of healthcare costs. According to data from the Centers for Medicare and Medicaid Services, or CMS, spending on facility-based and in-home senior care in the United States was $238 billion in 2013 and is projected to grow to $421 billion by 2022. Growth in senior care expenditures is driven by growth in the senior population, increasing acuity of patients, and the rapidly escalating costs of delivering care to seniors. We believe similar trends exist in other countries.

The senior care continuum includes many settings. Senior care is delivered in a wide range of settings, including acute care, ambulatory care, and post-acute care facilities and in patients’ homes. After receiving treatment in an acute care or ambulatory care facility, seniors are often discharged to lower cost, post-acute care settings for further treatment. Generally, these post-acute care settings, listed in decreasing order of patient acuity and cost, include skilled nursing facilities, or SNFs, senior living facilities (such as assisted living facilities, or ALFs, independent living facilities, or ILFs, and continuing care retirement communities, or CCRCs) and the patient’s home (where in-home care services such as home health care, hospice care, private duty care or informal care are delivered).

There is a critical need for facility-based senior care. As overall healthcare expenditures continue to rise, payors are increasingly focused on providing services in lower-cost care settings. Post-acute providers offer services to seniors that may include living quarters, daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for a fraction of the cost as compared to higher acuity care settings. With an average Medicare cost per patient day of approximately $400 in a skilled nursing facility, as compared to $1,850 in an acute care hospital, post-acute settings have become a preferred alternative for payors and providers to offer high quality, lower-cost care.

Key Trends Transforming the Senior Care Industry

Growing senior population. Due to longer life spans and the baby boom generation reaching retirement age, the number of seniors in the United States is projected to grow 78% over the next 16 years, from 40 million seniors, or 13% of the population in 2012, to 71 million seniors, or 19% of the population, by 2030. In Canada, the senior population is expected to grow by 74% over the same time period, from 5.3 million seniors, or 15% of the population in 2013, to 9.3 million seniors, or 24% of the population, by 2031.

Changing reimbursement and payment landscape. The reimbursement environment for senior care providers remains challenging. With approximately 75% of SNF industry revenue coming from Medicare and Medicaid in the United States, and increasing pressure to reduce government spending, federal and state funded per patient day reimbursement rates have not kept pace with medical cost inflation and, in many cases, have actually declined. Furthermore, as government and commercial payors introduce new payment and risk-sharing models such as bundled payments, value-based purchasing, and accountable care organizations, or ACOs, it is likely reimbursement pressure on senior care providers will continue to increase. In Canada, there are periodic healthcare reform demands at the federal and provincial levels of government that may also pressure industry funding.

Need to improve quality of care and demonstrate better patient outcomes. As the healthcare system continues to emphasize high quality care in lower cost settings, effective senior care providers that can improve quality of care and demonstrate better patient outcomes are typically rewarded with greater patient volumes. Additionally, as many payors and acute care providers implement new strategies to lower healthcare costs, such as narrower networks of post-acute providers and new payment models that emphasize risk sharing, a senior care provider’s ability to prove better patient outcomes has become a critical component in their ability to become part of those networks and generate more patient referrals.

Need to better manage patients across the continuum of care. Facility-based senior care providers have seen an increase in the average acuity levels of their patients over the last several years. Although this increased acuity can translate to higher reimbursement rates, providers must enhance their clinical capabilities and hire or train staff to provide services that were previously reserved for facilities upstream in the continuum of care. Additionally, while patient acuity in senior care facilities has increased on average over the last five years, we believe the average length of stays has decreased over the same period. Patients are being moved through the continuum of care to lower cost settings more quickly. Some facility-based senior care providers are enhancing their value proposition to referral sources by providing comprehensive post-acute care that manages a patient across multiple senior care settings.

Increasing costs require more operational efficiency. Labor and employee benefit costs, insurance costs and regulatory compliance costs continue to increase for facility-based senior care providers. As payroll is the largest expense of senior care facilities, increasing operational efficiencies and automating tasks can significantly reduce staffing, overtime and agency costs. Additionally, due to high annual personnel turnover in the senior care industry, expenses to train new staff have been growing, driving demand to simplify operational and training processes.

Pressure to adopt a complete, comprehensive electronic patient record. Focus on higher quality of care and reduction of errors in healthcare has prompted the adoption of technologies that support informed decision-making and promote accurate patient data capture, retention, and sharing across multiple settings of care. Implementation of a comprehensive electronic patient record can provide a complete view of a patient’s medical history, medications and plan of care. As acute and post-acute care providers are increasingly interdependent, there is a demand to have a comprehensive electronic patient record supporting the smooth transition of patients’ health information across the care continuum.

Increasingly complex regulatory and compliance laws. The facility-based senior care industry is heavily regulated at both the federal and state or provincial levels, requiring each provider to comply with multiple layers of regulation. With increased focus by government payors both on improving quality, and on reducing fraud, waste and abuse within the healthcare system, there are increased pressures to justify reimbursement through better documentation of care, to better protect patient information, and to comply with mandated operating guidelines. These increased regulatory and compliance demands require greater levels of administrative oversight, potentially increasing costs and decreasing operating margins of senior care providers.

Need to update legacy IT systems that do not address the current challenges of the senior care industry. Many senior care providers continue to use a collection of disparate and non-integrated clinical and financial products that have limited functionality and are not mobile friendly. These legacy IT systems often require cumbersome, time-consuming and inefficient paper-based processes to supplement critical workflows, and lack analytics and business intelligence capabilities that provide real-time, actionable operational insights. Facility-based senior care providers require IT systems that enable them to address key clinical, financial, operational and regulatory challenges quickly and effectively, and that are easy to deploy and maintain.

PointClickCare’s Solutions

Our solutions are designed to serve as the system of record for facility-based senior care providers. Our technology enables senior care providers to effectively manage their businesses and to address critical industry challenges.

Our Strengths

The key strengths of our solutions are:

•	Purpose-built for the senior care industry. Our platform is purpose-built for the senior care industry, by a team with deep knowledge of the operational needs of the industry. The senior care industry is unique, in that it includes aspects of the healthcare, residential, nutrition and hospitality industries, and operates under a complex and ever-changing regulatory framework. The unique workflows and needs of the senior care industry are not easily captured by generic or horizontal software solutions.

•	Comprehensive technology platform. We offer a comprehensive technology platform to manage the core functions of our customers’ operations, making us their system of record. Our core platform is embedded throughout their workflows from bedside care through billing and financial management. Because we offer integrated modular add-on applications, our customers often expand their use of the PointClickCare solutions over time.

•	Multi-tenant software-as-a-service model. Our solutions use a multi-tenant architecture that allows multiple customers to leverage our hardware and software infrastructure while keeping each customer’s data securely separated in individual databases. Benefits to customers of our SaaS platform include our extensive development capability, rapid deployment model, ease of configuration, and our high performance, high reliability, 24x7 monitored, hosted infrastructure. Our PointClickCare solution is deployed in all 50 states in the United States and five provinces in Canada and can be easily adapted to support on-going regional billing and regulatory requirements.

•	Scalable enterprise solution. We have built a highly scalable enterprise solution with the functionality required to manage multiple facilities serving tens of thousands of patients, and to grow with our customers as they acquire or open new facilities. We enable our customers to roll up data and reporting from their facilities to centralize billing and other back office functions. This scalability is particularly important to our regional and national chain customers, which generally have facilities in multiple states.

•	Deep integration with extensive ecosystem of provider partners. In order to deliver high quality patient care, senior care providers need to integrate closely and seamlessly with other care providers, inside and outside the facility. We enable our customers to communicate with physicians, hospitals, pharmacies and various health information exchanges, or HIEs, electronically. This enables caregivers to create, transmit and access actionable information across the continuum of care, minimizing duplicative data entry, which can lead to lower risk of errors and better operational efficiency.

The Benefits of Our Solutions

We believe our solutions provide the following benefits, which contribute to the success of our customers by enabling them to:

•	Improve quality of care and demonstrate better patient outcomes. We have a strong focus on helping our customers improve patient outcomes by:

•	embedding industry-leading, evidence-based care protocols into our core platform;

•	facilitating early identification of high-risk issues, which can reduce hospital admissions and readmissions;

•	enabling a reduction in medication errors;

•	allowing clinical staff to spend more time on patient care, rather than on administrative tasks; and

•	improving continuity of care by providing better information about patient condition and care plan.

•	Increase operating efficiency and reduce our customers’ operating costs. Our customers are focused on improving operating efficiency and reducing their costs. Our solutions help our customers achieve these goals by:

•	lowering the cost of implementing and maintaining clinical and financial systems through our cloud-based model;

•	reducing head-count and improving efficiencies by more effectively running centralized management functions such as billing, collections and marketing; and

•	providing analytics and benchmarking analyses which allow our customers to improve operations.

•	Enable complete and accurate revenue capture. We believe our solutions can make a meaningful improvement in our customers’ ability to completely and accurately capture revenue by:

•	improving data capture at the point of care and providing a systematic electronic approach to capturing reimbursable and billable services;

•	reducing the time it takes to receive payment through better data accuracy and faster reimbursement processes, resulting in better cash flow and fewer claim rejections; and

•	providing clinical tools to better manage higher-acuity patients and to thereby improve overall revenue mix.

•	Facilitate interoperability across healthcare providers. We provide the means for our clients to seamlessly coordinate with many providers and levels of care by:

•	improving connectivity across HIEs, hospitals, pharmacies, lab providers, physicians and other healthcare providers through a comprehensive electronic record of patient care;

•	enabling safer transitions of care between care settings, including from acute care hospitals to SNFs and patient homes and vice versa; and

•	enabling physicians to better monitor and care for patients remotely through our mobile applications.

•	Better manage risk and simplify regulatory compliance. Our platform helps our customers manage risk and regulatory compliance by:

•	reducing the risk of occurrence of adverse events such as medication errors through better clinical decision support tools and monitoring;

•	providing tools to promote adherence to clinical and documentation policies; and

•	allowing our customers to respond to regulatory, compliance and legal audits by easily generating required reports.

Our Growth Strategy

We intend to further strengthen our position as a leading provider of software to the senior care industry by:

•	Increasing our market share. We intend to continue to increase our market share by:

•	continuing to expand our customer base organically;

•	driving increased awareness of our PointClickCare brand;

•	continuing to extend our technology leadership and develop innovative solutions; and

•	reducing barriers to adoption of our platform.

•	Increasing our wallet share. We believe that we have the opportunity to substantially increase our revenue from our existing customers by:

•	selling more of our products to our existing customer base;

•	selling new products to our existing customer base;

•	acquiring new solutions; and

•	continuing to focus on customer satisfaction.

•	Expanding into adjacent markets. As our customers enter other markets, such as new senior care settings and international markets, we believe they would prefer to use our platform across all of their operations, providing us with an opportunity to expand into these markets with our customers.

Risk Factors

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” in this prospectus, of which you should be aware before investing in our common shares. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common shares to decline and could result in a loss of your investment. Some of these risks are:

•	We have had a history of losses, we expect to continue to incur further losses, and we may be unable to achieve or sustain profitability.

•	If we are unable to retain our existing customers, increase sales to our existing customers or attract new customers, our business, results of operations and financial condition will be adversely affected.

•	Failure to effectively manage rapid growth in the number of facilities we serve could increase our expenses faster than we increase our revenue, result in operational challenges and increase the risk that we are unable to successfully implement our business strategy.

•	Our quarterly operating results have fluctuated in the past, may continue to fluctuate and may not meet our expectations, causing the value of our common shares to decline substantially.

•	If we are unable to continue to innovate and deliver enhancements to our products and services in response to new technologies or changes in the senior care industry, our products may be less desirable and our business, results of operations and financial condition could be adversely affected.

•	If we are unable to integrate our platform and our applications with a growing number and range of third-party software, systems, hardware and services, then we may fail to retain our existing customers, increase sales to our existing customers or attract new customers.

•	Changes in the healthcare industry or regulatory environment could adversely affect our business.

•	If we fail to manage our technical infrastructure, our existing customers may experience service outages and our new customers may experience delays in the implementation of our platform.

•	If our security measures are breached or unauthorized access to customer data or funds is otherwise obtained, our solutions may be perceived as not being secure, we may lose current or future customers, our reputation and business may be harmed and we may incur significant liabilities.

•	Government regulation of the areas in which we operate creates risks and challenges with respect to our compliance efforts and our business strategies.

•	Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

•	Insiders will continue to have substantial control over us after this offering, which may limit our shareholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

•	We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a result of these risks and other risks described under “Risk Factors”, there is no guarantee that we will experience growth and profitability in the future.

Our Corporate Information

The legal name of our company is PointClickCare Corp. Our business was originally conducted by Wescom Solutions Inc., a corporation formed under the Business Corporations Act (Ontario), or the OBCA, by articles of incorporation dated August 23, 1995. On October 25, 2005, Wescom Inc. was incorporated under the OBCA and on October 31, 2005 Wescom Inc. acquired all of the issued and outstanding shares of Wescom Solutions Inc. On February 25, 2011, Wescom Inc. amalgamated with PCC Acquisition Corporation pursuant to an amalgamation agreement between Wescom Inc. and PCC Acquisition Corporation dated as of the same day. The amalgamated entity assumed the name “Wescom Inc.” On May 28, 2014, Wescom Inc. changed its name to “PointClickCare Corp.” pursuant to articles of amendment.

Our principal office is located at 6975 Creditview Road, Suite 4, Mississauga, ON L5N 8E9. Our registered office is 2355 Skymark Avenue, Suite 300, Mississauga, Ontario, L4W 4Y6. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, 13th Floor, New York, NY 10011 and our telephone number is 1-800-277-5889.

Our website address is www.pointclickcare.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

The Offering

Common shares offered by us	common shares

Common shares to be outstanding immediately after this offering	common shares

Over-allotment option offered by us	common shares

Trading symbol

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional common shares in full, based upon an assumed initial public offering price of $ per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for working capital and general corporate purposes, including funding the costs of operating as a public company. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our common shares.

The number of common shares to be outstanding after this offering is based on 24,687,628 common shares outstanding as of April 30, 2014 and excludes:

•	545,000 common shares issuable upon the exercise of stock options outstanding as of April 30, 2014 at a weighted average exercise price of $12.37 per share (based on the Bank of Canada closing rate on April 30, 2014 of $1.00 = C$1.0960); and

•	common shares reserved for future issuance under our 2014 Omnibus Equity Incentive Plan, which will become effective upon closing of this offering.

Except as otherwise indicated, the information in this prospectus reflects or assumes:

•	an initial public offering price of $ per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	the filing of articles of amendment, which will occur in connection with the consummation of this offering;

•	the conversion of all of our outstanding Class B special shares into 4,577,011 common shares;

•	the conversion of all of our outstanding Class A redeemable convertible preferred shares into 6,379,585 common shares in connection with this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional common shares to cover over-allotment, if any, in connection with this offering.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the fiscal years ended October 31, 2012 and 2013 and the balance sheet data as of October 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

Consolidated Statements of Operations Data

	Year ended October 31,
	2012	2013
	(dollars in thousands, except per share amounts)
Revenue:
Subscription and support	$50,085	$70,529
Professional services and other	9,125	11,604

Total revenue	59,210	82,133
Cost of revenue:
Subscription and support	11,321	13,846
Professional services and other	9,914	13,400

Total cost of revenue	21,235	27,246
Gross profit	37,975	54,887
Operating expenses:
Product development	13,765	23,592
Sales and marketing	11,462	17,382
General and administrative	12,513	17,057

Total operating expenses	37,740	58,031
Operating income (loss)	235	(3,144)
Other income (expenses):
Interest income	151	19
Foreign exchange loss	(293)	(161)

Income (loss) before income taxes	93	(3,286)
Income taxes	—	—
Net income (loss)	$93	$(3,286)

Loss per share-basic and diluted:
Net loss per share-basic and diluted(1)	$(2.68)	$(3.99)
Weighted average common shares used in computing basic and diluted net loss per share	13,731,032	13,731,032
Pro forma loss per share-basic and diluted:
Pro forma net loss per share-basic and diluted
Pro forma weighted average common shares used in computing basic and diluted net loss per share

Other Financial and Operating Data:
Adjusted EBITDA	$3,104	$1,507
Number of customer facilities served (at period end)	5,892	7,939
(1)	See Note 2 to our audited consolidated financial statements for an explanation of the calculation of our actual basic and diluted net loss per share attributable to our common shareholders.

Consolidated Balance Sheet Data

	As of October 31, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Cash and cash equivalents	$14,156
Working capital	9,904
Total assets	41,355
Total debt	295
Total liabilities	18,008
Class A redeemable convertible preferred shares	143,206
Total shareholders’ deficit(3)	(119,859)

(1)	Pro forma gives effect to the conversion of all outstanding shares of our Class A redeemable convertible preferred shares, and Class B special shares into common shares.

(2)	Pro forma as adjusted gives effect to the conversion described in note (1), and the sale by us of the common shares offered by this prospectus at an initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, and after deducting the underwriting commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us.

(3)	Total shareholders’ deficit includes a charge of $120.9 million related to the accretion of the Class A redeemable convertible preferred shares from their original carrying value to their fair value at October 31, 2013.

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. EBITDA consists of net income (loss) plus depreciation and amortization, other interest income (expense) and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and mark-to-market fair value gains and losses on foreign exchange forward contracts that are not accounted for under hedge accounting. We present Adjusted EBITDA because it is one of the measures used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of performance. We believe this metric is commonly used by the financial community, and we present it to enhance investors’ understanding of our operating performance and cash flows. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it can be used to measure a company’s operating performance without regard to items such as stock based compensation and depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis; and

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. In particular:

•	Adjusted EBITDA does not reflect interest income we earn on cash and cash equivalents; interest expense, or the cash requirements necessary to service interest or principal payments, on our debt and capital leases; the mark-to-market fair value gain and losses on foreign exchange forward contracts that are not accounted for under hedge accounting;

•	Adjusted EBITDA does not reflect the amounts we paid in income taxes or other components of our income tax provision;

•	Adjusted EBITDA does not include amortization expense from property and equipment or amortization expense from acquired and internally generated intangible assets;

•	Adjusted EBITDA does not include the impact of stock-based compensation;

•	others may calculate Adjusted EBITDA differently than we do and these other companies’ calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with U.S. GAAP.

The table below presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year ended October 31,
	2012	2013
	(in thousands)
Net income (loss)	$93	$(3,286)
Income tax expense	—	—
Depreciation and amortization	2,577	3,806
Interest income, net	(151)	(19)
Stock-based compensation	608	1,109
Foreign exchange	(23)	(103)

Adjusted EBITDA	$3,104	$1,507

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our financial statements and related notes thereto, before deciding to invest in our common shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our common shares could decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks related to our business

We have had a history of losses, we expect to continue to incur further losses, and we may be unable to achieve or sustain profitability.

We experienced a net profit of only $0.1 million in our 2012 fiscal year and a net loss of $3.3 million in our 2013 fiscal year. We expect to make significant future expenditures to develop and expand our business. These will include, among other things, improvement and enhancement of our current products, development and marketing of new products and services, growing our sales and account management teams, investment in our infrastructure and enhancements to our general and administrative functions. We also expect to invest in geographic expansion as well as potential expansion into new segments of the market. These increased expenditures will make it harder for us to achieve and maintain profitability as we may be unable to generate sufficient increases in our revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability and we may incur significant losses for the foreseeable future.

If we are unable to retain our existing customers, increase sales to our existing customers or attract new customers, our business, results of operations and financial condition will be adversely affected.

Our customer contracts are typically structured as automatically-renewing monthly subscriptions, which our customers may terminate without cause and on short notice. Our ability to grow depends on the continuance of our customer contracts, selling additional solutions to existing customers and acquiring new customers. We may not be able to accurately predict future trends in customer terminations, and our adoption or termination rates may rise or fluctuate because of several factors, including:

•	levels of satisfaction with our products and services;

•	the cost of our products and services as compared with the cost of products and services offered by our competitors;

•	reductions in our current or potential customers’ spending levels;

•	service outages;

•	our ability to attract, hire and maintain qualified personnel to meet customer needs;

•	loss of other customers, particularly our larger or high-profile customers; and

•	our ability to anticipate and respond to various competitive factors affecting the senior care market, including new technologies, products and services that may be introduced by our competitors, changes in consumer preferences, demographic trends, new regulatory requirements, economic conditions, and discount pricing and other strategies that may be implemented by our competitors.

If our customers terminate their contracts for our products, negotiate less favorable terms, or do not purchase additional products or add-on modules, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be negatively impacted. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to add new customers.

Failure to effectively manage rapid growth in the number of facilities we serve could increase our expenses faster than we increase our revenue, result in operational challenges and increase the risk that we are unable to successfully implement our business strategy.

The number of facilities we serve has grown significantly over the past three years and we intend to focus on continuing to grow our business for the foreseeable future. For instance, we implemented approximately 1,000 new facilities in fiscal 2012 and 2,000 new facilities in fiscal 2013. This rapid growth in the number of facilities we serve puts a significant strain on our business, requires significant capital expenditures and increases our operating expenses. To manage this growth effectively, we must attract, train, and retain a significant number of qualified sales, implementation, customer service, software development, information technology and management personnel. We must also maintain and enhance our technology infrastructure and our financial and accounting systems and controls. If we fail to effectively manage our growth or we over-invest or under-invest in our business, our business, results of operations and financial condition could suffer materially from the weaknesses in our infrastructure, systems or controls. We could also suffer operational mistakes, a loss of business opportunities, employee losses and damage our brand. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be required to divert financial resources from other projects, such as the development of new or enhanced products and services, or otherwise be unable to implement our business strategy.

Our quarterly operating results have fluctuated in the past, may continue to fluctuate and may not meet our expectations, causing the value of our common shares to decline substantially.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate or decline for a variety of factors, some of which are outside our control. Our expectations for future performance based on our operating results may not be realistic and we may not meet those expectations. If our operating results fall below such expectations, the price of our common shares could decline substantially.

Some key factors that may cause reductions in our quarterly operating results and their possible impacts include:

•	a failure to maintain market acceptance of our products resulting in loss of customers or failure to attract new customers at the same rate;

•	our ability to introduce new products and enhancements and updates to our existing products on a timely basis;

•	competitive pressures and the introduction of enhanced products and services from competitors;

•	pressure on customer budgets and increased requirements in customer procurement policies resulting in reductions in our selling prices;

•	the amount and timing of our investment in research and development activities and whether such investments are capitalized or expensed as incurred;

•	lower than expected acceptance of our products and services, including our new SmartPath subscription service model;

•	timing of recognition of revenues and expenses;

•	costs related to acquisitions, or unanticipated increases of operating expenses;

•	customer retention rates;

•	the effects of fluctuations in exchange rates between our functional currency of the United States dollar, and the Canadian dollar;

•	changes in regulatory requirements and the environment related to the products and services which we offer; and

•	unforeseen legal expenses, including litigation and settlement costs.

In addition, a significant portion of our operating expenses are related to compensation and other items which are relatively fixed in the short-term, and we plan expenditures based in part on our expectations regarding future needs and opportunities. Accordingly, changes in our business or revenue shortfalls could decrease our gross and operating margins and could cause significant changes in our operating results from period to period. If this occurs, the trading price of our common shares could fall substantially, either suddenly or over time.

If we are unable to continue to innovate and deliver enhancements to our products and services in response to new technologies or changes in the senior care industry, our products may be less desirable and our business, results of operations and financial condition would be adversely affected.

The software industry is subject to rapid technological change. The introduction of new technologies in the software industry, including mobile technologies, will continue to have a significant effect on competitive conditions in our industry. We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to technological changes on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change as well as developments in the senior care industry, our business, results of operations and financial condition could be adversely affected.

Our success also depends in substantial part on our continuing ability to anticipate and respond to changes in technology, industry standards, regulatory requirements and customer requirements, and to provide products and services that organizations will find superior to our competitors’ offerings and will continue to use. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the senior care industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet the increasingly complex customer requirements of the senior care market or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

If we are unable to integrate our platform and our applications with a growing number and range of third-party software, systems, hardware and services, then we may fail to retain our existing customers, increase sales to our existing customers or attract new customers.

Integration of our solutions with other systems and services allows customers to take advantage of capabilities in our platform which enhance functionality for our customers. We derive revenue from our customers and from third-party vendors in connection with the establishment and support of such integrations. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platform with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our solution with theirs. Further, third-party vendors are under no obligation to continue such integration with us on commercially reasonable terms, or at all, and if we seek to integrate with competing vendors, certain vendors may stop supporting integration with our platform. In addition, acute care electronic health record, or EHR, vendors may pressure physicians or other providers not to utilize our software or connect to our platform. Any loss of a vendor integration partner could have an adverse effect on our customers and decrease demand for our solutions.

If we are unable to release periodic updates to our solutions on a timely basis, the market acceptance of our products may be adversely affected and our revenues could decline.

Our solutions are affected by changes in healthcare, reimbursement, privacy and other laws and regulations and generally must be updated regularly to maintain their accuracy and competitiveness. Although we believe our SaaS platform provides us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. Failure to do so could have an adverse effect on our customers, potential customers, the market acceptance of our solutions and decrease demand for our solutions.

Changes in the healthcare industry or regulatory environment could adversely affect our business.

The healthcare industry, including the senior care segment, is highly regulated and is subject to changing political, legislative, regulatory and other influences. Changes that affect the healthcare industry, including new regulations or new interpretations of existing regulations, reductions in funding, changes in pricing for healthcare services or impediments to third-party reimbursement for healthcare costs may cause deterioration in the financial or business condition of our customers and cause them to reduce their spending on information technology. As a result, these developments could adversely affect our business, results of operations and financial condition.

In addition, our customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to our solutions. The healthcare industry has changed significantly in recent years and we expect that significant changes will continue. For example, recently enacted, pending and proposed legislation at the federal and state levels in the United States (including those enacted through healthcare reform) could continue to pressure reimbursement rates for senior care providers. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot guarantee that the markets for our solutions will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

The market size estimates included in this prospectus may prove to be inaccurate and may not be indicative of our future growth.

The senior care industry is in the early stages of market acceptance of EHR and management solutions. Because of rapid and significant technological, reimbursement and regulatory changes, it is difficult to predict the size of the market and the rate at which the market for our products and services will grow or be accepted. While our estimate of the total addressable market included in this prospectus was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not prove to be accurate. This is particularly the case with respect to estimating the size of the international and in-home care components of the market, where we have less experience.

If we fail to manage our technical infrastructure, our existing customers may experience service outages and our new customers may experience delays in the implementation of our platform.

We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to customer losses or financial penalties or other liabilities.

In addition, our ability to deliver our cloud-based applications depends on the development and maintenance of internet infrastructure by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers.

Threats to the security and uninterrupted availability of our platform include:

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems;

•	communications failures;

•	damage from fire, power loss, natural disasters and other force majeure events outside our control; and

•	other potential interruptions.

We also rely on computer hardware purchased or leased, and software and services licensed, from third parties in order to offer our services. These licenses and hardware are generally commercially available on varying terms. However, it is possible that this hardware and software might not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated.

Any disruption in the operation of our data centers could adversely affect our business.

We host our applications and serve our customers from third-party data centers located in Chicago in the United States and Toronto in Canada, with a disaster recovery partner in Mississauga, Ontario. We do not utilize redundant data centers. We may also decide to employ additional offsite data centers in the future to accommodate growth.

Problems faced by our data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients could adversely affect the availability and processing of our solutions and related services and the experience of our customers. If our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business and cause us to incur additional expenses. In addition, any financial difficulties faced by our third-party data centers’ operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in service levels at our third-party data centers or any errors, defects, disruptions or other performance problems with our applications could adversely affect our reputation and may damage our customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, subject us to potential liability or other expenses or adversely affect our renewal rates or our ability to attract new customers. Additionally, the operators of these facilities have no obligation to renew their agreement with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if operators are acquired, we may be required to transfer our servers and other infrastructure to a new data center facility, and we may incur significant costs and experience service interruptions in doing so.

In addition, the third-party disaster recovery data center provides equipment from non-dedicated shared inventory. If we needed to rely on disaster recovery, there might not be sufficient equipment capacity from the third-party disaster recovery operator, which could impact our ability to quickly restore services.

If our security measures are breached or unauthorized access to customer data or funds is otherwise obtained, our solutions may be perceived as not being secure, we may lose current or future customers, our reputation and business may be harmed and we may incur significant liabilities.

Our solutions involve the storage and transmission of proprietary and confidential information of our customers and their patients, including personal and healthcare information, financial information, identification numbers and system passwords. In addition, we collect and maintain personal information on our own employees in the ordinary course of our business. As a result, unauthorized access or security breaches of our systems or the systems of our customers could result in the unauthorized disclosure of confidential information, theft, litigation, indemnity obligations and other significant liabilities. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are employed, we may be unable to anticipate these techniques or to implement adequate preventative measures in advance. Our security measures and controls to protect confidential information and prevent data loss, theft and other security breaches, including penetration tests of our systems by independent third parties, may not be effective to prevent breaches of our security measures or non-authorized access to our systems which could cause substantial harm to our business and cause us to incur significant liabilities. In addition, we might be subject to federal, state, provincial or other legal proceedings or requirements, which could require us to disclose our data to third parties. Any such breach, unauthorized access or disclosure could negatively affect our ability to attract new customers, cause existing customers to terminate their agreements with us, result in reputational damage and subject us to lawsuits, including lawsuits related to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, regulatory fines or other actions or liabilities which could materially and adversely affect our business, operating results and financial condition.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim related to a breach or unauthorized access. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that is not covered by our insurance programs or exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, results of operations and financial condition.

We could become subject to claims from end users of our products or residents that result in significant liability and damages claims against us.

Customers use our products in connection with providing critical healthcare services. If any of our products contain errors that produce inaccurate results upon which our customers or their patients rely we could be subject to liability claims from our customers or directly from users or residents. Provisions in our customer contracts that are intended to limit our exposure to such claims may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim relating to personal injury or death brought against us could result in substantial cost to us and divert management’s attention from our operations.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject to legal proceedings and claims relating to our customers’ compliance with legislative and regulatory requirements. We may also become subject to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our shares.

Real or perceived errors or failures in our products may cause us to lose customers or subject us to liability for breach of warranty claims.

Customers use our products in connection with providing healthcare services and obtaining accurate and complete reimbursement for healthcare services. If any of our products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, we could be subject to product liability claims from our customers or, indirectly, pursuant to indemnification obligations, from residents.

Because we offer complex products hosted in large-scale infrastructure environments, undetected errors or failures may exist or occur, especially when products are first introduced or when new versions are released. Despite testing by us, we may not identify all errors, failures or bugs in new products or releases until after commencement of commercial sales or installation. In the past, we have discovered software errors, failures and bugs in some of our product offerings after their introduction.

Product errors will affect the performance of our products and could delay the development or release of new products or new versions of products, adversely affect our reputation and our customers’ willingness to buy products from us, and adversely affect market acceptance or perception of our products. In addition, because our software is used to manage functions that are critical to our customers, the licensing and support of our products may involve the risk of product liability claims. We also may face liability for breaches of our product warranties, product failures or damages caused by faulty installation of our products. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable or otherwise ineffective.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers, their employees and taxing and other regulatory authorities regard as significant. The costs incurred in correcting any errors or in responding to regulatory authorities or to resulting claims or liability might be substantial and could adversely affect our operating results.

The market for electronic healthcare solutions is competitive and growing more competitive, and if we do not compete effectively, our business operating results and financial condition could be adversely affected.

The market for health technology solutions is fragmented, competitive and rapidly changing. Several other electronic healthcare providers are larger, have greater name recognition, longer operating histories and significantly greater resources than we do. As a result, our potential competitors may be able to develop products and services better received by our current and potential customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements.

We also believe that competition will grow as acceptance of automated solutions and technology increases. Furthermore, downward pressure on reimbursement coupled with regulatory changes that increase operational complexity will cause providers to seek new solutions or replace ones that may cease to offer adequate return on investment and compliance. New or replacement solutions may come from larger healthcare or horizontal market software companies with extensive resources, including, for example, providers of acute care information systems.

In addition, current and potential competitors have established, and might in the future establish, partnerships or form other cooperative relationships with vendors of complementary products, technologies or services to enable them to offer new products and services, to compete more effectively or to increase the availability of their products in the marketplace. New competitors might emerge that have a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. In light of these advantages, current or potential customers might accept competitive offerings in lieu of purchasing our offerings. We expect intense competition to continue for these reasons, and such competition could negatively impact our sales, profitability or market share.

Failure to support our customers with training and implementation in the use of our products could result in delayed and cancelled deployments.

Because our customers rely on our products, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our products, our failure to properly train customers on how to efficiently and effectively implement and use our products, or our failure to properly provide implementation or maintenance services to our customers may result in negative publicity or legal claims against us. As we continue to expand our customer base, any failure by us to properly support the training of our customers (directly or through third parties) and provide these other services may delay or result in the cancellation of the deployment of our products and also likely result in lost opportunities for follow-on sales of our products and services. These results would adversely affect our business, results of operations and financial condition.

Any failure to offer high-quality customer services may adversely affect our relationships with our customers and our financial results.

Our customers depend on our customer service organization to resolve issues relating to our solutions and to train them to use our platform. High-quality customer services are important for the successful marketing and sale of our products and for the retention of existing customers and to sell additional add-on applications to our existing customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell additional products to existing customers would suffer and our reputation with existing or potential customers would be harmed.

In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer services, or a market perception that we do not maintain high-quality customer services, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, and our business, results of operations and financial condition.

If we fail to maintain and enhance our brand, we may fail to attract enough new customers or retain our existing customers.

We believe that maintaining and enhancing awareness of our brand is critical to continuing the widespread acceptance of our existing solutions and is an important element in attracting new customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. If we fail to successfully maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts.

We depend on our senior management team and other key employees, including our co-founders, and the loss of these persons or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. We rely on our leadership team in the areas of research and development, sales, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. While we have employment agreements with certain of our executive officers, including our co-founders Mike Wessinger and Dave Wessinger, these employment agreements do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have an adverse effect on our business and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business.

If we fail to adequately expand our direct sales force with qualified and productive persons, we may not be able to grow our business effectively.

We primarily sell our products and implementation services through our direct sales force. To grow our business, we intend to focus on growing our customer base for the foreseeable future. Our ability to add customers and to achieve revenue growth in the future will depend upon our ability to grow and develop our direct sales force and on their ability to productively sell our solutions. Identifying and recruiting qualified personnel and training them in the use of our software require significant time, expense and attention. The amount of time it takes for our sales representatives to be fully trained and to become productive varies widely. While we have expanded and will continue to expand our sales force, our sales structure is reliant upon a limited number of representatives to sell to our largest accounts. In addition, if we hire sales representatives from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

If our sales organization does not perform as expected, our revenues and revenue growth could suffer. In addition, if we are unable to hire, develop and retain talented sales personnel, if our sales force becomes less efficient as it grows or if new sales representatives are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to grow our customer base and revenues and our sales and marketing expenses may increase.

If we are unable to recruit and retain skilled product development and other technology experienced employees, our ability to develop and deploy widely accepted products could be impaired and our business could be harmed.

We believe that to grow our business and be successful, we must continue to develop products that are technologically-advanced, are highly integrable with third-party services, provide significant mobility capabilities and are user-friendly. To do so, we must attract and retain highly qualified personnel, particularly employees with high levels of experience in designing and developing software and internet-related products and services. Competition for these personnel in the greater Toronto area and elsewhere is intense and significant amounts of time and resources are required to train such personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. We follow a practice of hiring the best available candidates wherever located, but as we grow our business, the productivity of our product development and other research and development may be adversely affected. In addition, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

We have in the past acquired, and intend in the future to acquire or invest in, other businesses or technologies. The pursuit of potential acquisitions or investments may disrupt our ongoing business, divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the services, products, acquired personnel, operations or technologies successfully, profitably or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business onto our applications and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could result in a substantial reduction in our available cash. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results or our share price, or result in issuances of securities with superior rights and preferences to those of common shares or restrictive covenants that may impact our future uses of capital in pursuit of business opportunities. If any of these issues occur, our operating results, business and financial condition may be adversely affected.

Future sales to customers outside of North America or with international operations might expose us to risks inherent in international sales which, if realized, could adversely affect our business.

We are in the process of beginning to expand outside of North America into new geographies. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the United States and Canada. Because of our limited experience with international operations, our international expansion efforts might not be successful in creating demand for our products and services outside of North America or in effectively selling our solutions in the international markets we enter. In addition, we will face risks in doing business internationally that could adversely affect our business, operating results and financial condition, including:

•	the need to localize and adapt our solutions for specific countries, including translation into foreign languages, product changes required to meet local regulations and associated expenses;

•	data privacy laws which require that customer data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations;

•	increased management, travel, infrastructure and legal compliance costs associated with having international operations;

•	the prices we can charge for our platform and add-on solutions may be lower in certain international markets than they are in the United States and Canada;

•	adverse tax consequences; and

•	unstable regional economic and political conditions.

Weakened global economic conditions may cause our current and prospective customers to defer or forego purchases of our products or services.

Our business depends on the overall demand for healthcare information technology from, and on the economic health of, our current and prospective customers. Recently, the financial markets have been dramatically and adversely affected and many companies are cutting back expenditures. Our customers may suffer from reduced operating budgets, which could cause them to defer or forego purchases of our products or services. Continued challenging global economic conditions, or a reduction in information technology spending even if economic conditions improve, could adversely impact our business, results of operations and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, material default rates among our customers, reduced sales of our products and services and lower or no growth.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales. New tax laws could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our services and adversely impact our business.

The application of federal, state, provincial and local tax laws to services provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

We might lose sales or incur significant expenses if states successfully impose broader guidelines on state and/or provincial sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the subscription service revenue could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state and province has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state or province, voluntarily engage state or provincial tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states or provinces where we currently believe no such taxes are required.

Vendors like us are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our customer contracts typically provide that our customers must pay all applicable sales and similar taxes. Nevertheless, our customers might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our platform to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Foreign exchange rate fluctuations may negatively affect our profitability and our cash and cash equivalent assets.

Most of our revenues are denominated in U.S. dollars. The percentage of our revenues denominated in Canadian dollars accounted for 12% and 16% of our revenues in fiscal 2013 and 2012, respectively. We incur expenses primarily in Canadian dollars, however, and our expenses in Canadian dollars accounted for 69% and 79% of our expenses in fiscal 2013 and 2012, respectively. As a result, any appreciation of the Canadian dollar relative to the U.S. dollar would adversely impact our profitability due to the portion of our expenses that are incurred in Canadian dollars. Our existing hedging arrangements to reduce our exposure to foreign currency fluctuations have limitations and we are required to report gains or losses based upon changes in the fair market value of those instruments over time. If we choose not to have such arrangements in place in the future, or if our exposure to foreign currency risks exceeds the protections in place in the arrangements that we maintain, then we may be unsuccessful in protecting against currency exchange rate fluctuations and our income and cash assets may suffer. Future currency exchange rate fluctuations could adversely affect our profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Our loan agreements contain operating and financial covenants that may restrict our business and financing activities.

We have entered into bank loan agreements that allow for borrowings of up to C$1.5 million in demand operating credit and $9 million in demand credit for foreign exchange contracts and we intend to enter into further loan arrangements to support working capital and operations. These borrowings are secured by all of our present and future property and the underlying loan agreements restrict our ability to, among other things, create liens, sell assets and consolidate or merge with other entities. Future credit facilities may require us to meet specified minimum financial measurements. A failure to meet any of these measurements could result in a default under the credit facilities, which could cause all of the outstanding indebtedness under both credit facilities to become immediately due and payable and terminate all commitments to extend further credit.

Risks related to regulation

Government regulation of the areas in which we operate creates risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare information industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations affecting the healthcare and healthcare information industry could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. These laws and regulations are complex and their application to specific products, services and relationships are not always clear and change frequently. In particular, many existing laws and regulations affecting healthcare, when enacted, did not anticipate the services that we provide, and these laws and regulations might be applied to our services in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our failure to comply, could create liability for us, result in adverse publicity, and negatively affect our business. Some of the risks we face from the regulation of healthcare and healthcare information are as follows:

False or Fraudulent Claim Laws. There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with submission and payment of claims for reimbursement from the government. In some cases, these laws also forbid abuse of existing systems for such submission and payment. Although our business operations are generally not subject to these laws and regulations, any contract we have with a government entity requires us to comply with these laws and regulations. Any failure of our services to comply with these laws and regulations could result in substantial liability, including but not limited to criminal liability and financial penalties, could adversely affect demand for our services, and could force us to expend significant capital, research and development, and other resources to address the failure. Any determination by a court or regulatory agency that our services with government clients violate these laws and regulations could subject us to civil or criminal penalties, invalidate all or portions of some of our government client contracts, require us to change or terminate some portions of our business, require us to refund portions of our services fees, cause us to be disqualified from serving not only government clients but also all clients doing business with government payors.

HIPAA and Other Privacy and Security Requirements. There are numerous Canadian and U.S. federal, state and provincial laws and regulations related to the privacy and security of personally identifiable information, and, specifically, personal health information. In particular, regulations promulgated pursuant to HIPAA established privacy and security standards that limit the use and disclosure of individually identifiable healthcare information, and require the implementation of administrative, physical, and technological safeguards to ensure the confidentiality, integrity, and availability of individually identifiable healthcare information in electronic form. HIPAA regulations apply to covered entities, which may include our customers, as well as to “business associates” of a covered entity. We are considered a business associate of some of our customers for purposes of HIPAA and as such, we have direct legal and regulatory compliance obligations, both directly under HIPAA and pursuant to the business associate agreements we have entered into with our customers that are HIPAA covered entities or business associates. If we are unable to protect the privacy and security of health information processed on our platform or otherwise maintained by us, we could be found to have breached our contracts with our customers or we could face civil and criminal penalties under HIPAA and, with respect to other personally identifiable information that is not subject to HIPAA (for which there is no private right of action), potential class action lawsuits. We cannot be sure that the physical, technical and administrative safeguards and processes we have implemented are adequate to protect personal health information and other personally identifiable information.

In addition to HIPAA’s privacy standards and security standards, most states and provinces have enacted patient confidentiality laws that protect against the disclosure of confidential medical and/or healthcare information, and many states and provinces have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state and provincial laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements and our customers are required to comply with them.

We might not be able to adequately address the business, technical and operational risks created by HIPAA and other privacy and security requirements. Furthermore, we are unable to predict what changes to HIPAA or other laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

Prescribing Laws. The use of our software by physicians to perform a variety of functions, including electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing of medication, is governed by state and federal law, including fraud and abuse laws, drug control regulations and state departments of health regulations. States have differing prescription format requirements. Many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. For example, while federal law and the laws of many states permit the electronic transmission of prescription orders, the laws of several states neither specifically permit nor specifically prohibit the practice. Given the rapid growth of electronic transactions in healthcare, and particularly the growth of the Internet, we expect the remaining states to directly address these areas with regulation in the near future. Regulatory authorities such as the U.S. Department of Health and Human Services’ Centers for Medicare and Medicaid Services may impose functionality standards with regard to electronic prescribing and electronic medical record technologies. A determination that we or our clients have violated prescribing laws may expose us to liability, loss of reputation and loss of business. These laws and requirements may also increase the cost and time necessary to market new services and could affect us in other respects not presently foreseeable.

Meaningful Use Standards. The American Recovery and Reinvestment Act of 2009 established a “meaningful use” EHR program to incentivize certain Medicare/Medicaid health care providers to adopt and use EHR technology. Failing to achieve “meaningful use” within certain timeframes can result in reduced reimbursement. Among other requirements for meaningful use, providers/facilities must use a certified EHR. We have currently achieved Stage 1 and Stage 2 Meaningful Use certifications. The EHR certification program is rigorous, and failure to meet certification in the future could result in liability or reputational loss. Further, research and development related to meeting future Meaningful Use requirements could potentially be costly.

Medical Device Laws. The U.S. Food and Drug Administration, or FDA, has asserted that computer software could be considered a medical device under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. Although it does not currently do so, the FDA has indicated that it could regulate certain aspects of products like ours (including products with clinical decision support tools, patient monitoring, or “mobile medical apps”). To the extent that computer software is a medical device under the policy, we could be required to register and list our products with the FDA, demonstrate to the FDA substantial equivalence to other products on the market before marketing our functionality or obtain FDA approval by demonstrating safety and effectiveness before marketing our functionality. The FDA can impose extensive requirements regarding service investigation, approval, labeling, development controls and quality assurance processes.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.

Our customers can use our products to collect, use, process and store personally or identifiable information regarding their patients. Federal, state and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, processing, storage and disclosure of personally identifiable information obtained from consumers and individuals. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store personally identifiable information, including, without limitation, health and medical related information using our products, which could reduce demand for our products.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our applications, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based applications such as ours.

In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our applications could suffer.

Furthermore, the availability or performance of our applications could be adversely affected by a number of factors, including clients’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. For example, our clients access our solutions through their Internet service providers. If a service provider fails to provide sufficient capacity to support our applications or otherwise experiences service outages, such failure could interrupt our clients’ access to our solutions, adversely affect their perception of our applications’ reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of our applications, our reputation could be adversely affected and we could lose clients.

Regulatory requirements placed on our software and services could impose increased costs on us, delay or prevent our introduction of new products and services, and impair the function or value of our existing products and services.

Our products and services may become subject to increasing regulatory requirements, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might render our products and services obsolete or might block us from developing new products and services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become more costly.

Risks related to our intellectual property

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. Our proprietary technologies are not covered by any issued patents or patent applications in process or any registered copyright or application therefor. The steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or proprietary technology. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we might not be able to assert any trade secret rights against such parties. We also depend, in part, on technology of third parties licensed to us for our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot assure you that we could license that technology on commercially reasonable terms, or at all. Although we do not expect that our inability to license this technology in the future would have a material adverse effect on our business or operating results, our inability to license this technology could adversely affect our ability to compete.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable intellectual property development activity in our industry and the software industry generally is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we, our customers, our partners, or those from whom we license technology and intellectual property are infringing upon or misappropriating their intellectual property rights, and we or they may be found to be infringing upon or misappropriating such rights. In the future, others may claim that our products and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, our customers, our partners, or those from whom we license technology and intellectual property, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

The use of open source software in our products and solutions may expose us to additional risks and harm our intellectual property rights.

Some of our products and solutions use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to seek licenses from third parties in order to continue offering our products or solutions, to re-develop our products or solutions, to discontinue sales of our products or solutions, or to release our proprietary software code under the terms of an open source license.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Despite our efforts to monitor the compliance of our use of open source software, it is possible that such use may have inadvertently occurred in deploying our proprietary solutions. For instance, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and our business, results of operations and financial condition.

We and our customers rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third-party technology could limit the functionality of our products and might require us to redesign our products.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use and distribute, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

Risks related to this offering and ownership of our common shares

Insiders will continue to have substantial control over us after this offering, which may limit our shareholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

Following completion of this offering, our directors, executive officers and holders of more than 5% of our common shares, together with their respective affiliates, will beneficially own (as determined in accordance with the rules of the SEC), in the aggregate, approximately         % of our outstanding common shares and our principal shareholders, including our co-founders Mike Wessinger and Dave Wessinger, Bill Dillane and JMI Equity Fund VII, L.P., will beneficially own (as determined in accordance with the rules of the SEC), in the aggregate, approximately         % of our outstanding common shares. This significant concentration of ownership may adversely affect the trading price for our common shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership could limit our investors’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other shareholders. For information regarding the ownership of our outstanding shares by our principal shareholders, executive officers and directors and their affiliates, please see the section entitled “Principal Shareholders.”

Future sales of shares by existing shareholders could cause our share price to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our common shares or warrants in the public market after the lapse of 180-day contractual lock-up period and other legal restrictions on resale discussed in this prospectus, the trading price of our common shares or warrants could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our securities. If the market price of our securities was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investments. Our officers, directors and certain shareholders have executed lock-up agreements preventing them from selling any units, common shares or warrants they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions described under the section entitled “Underwriting.” The representatives of the underwriters may, in their sole discretion, permit our officers, directors and current shareholders to sell common shares or warrants prior to the expiration of these lock-up agreements.

We might require additional capital to support business growth, and this capital might not be available or may not be available on desirable or favorable terms.

We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to develop new products and services or enhance our existing services, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities and to grow our business. In addition, we might not be able to obtain additional financing on terms desirable or favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We have broad discretion in the use of the net proceeds from this offering and might not use them effectively, which could affect our results of operations and cause our share price to decline.

We will have considerable discretion in the use of the net proceeds from this offering. We currently expect to use the net proceeds from this offering for working capital and general corporate purposes, or for any of the purposes described in “Use of Proceeds.” Accordingly, investors will be relying on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. We may use some or all of the net proceeds from this offering in ways that do not yield a favorable return for our shareholders or that shareholders do not agree with. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, we might not be able to report financial results accurately or prevent fraud. In that case, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may be negatively affected.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. Although we are augmenting our internal controls and related staff in anticipation of becoming a public company, we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, or National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, or NI-52-109. As a result, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting.

We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC and NI-52-109, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and, if we are no longer an emerging growth company under the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm to issue a report on that assessment. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports.

Preparing our consolidated financial statements involves a number of complex manual and automated processes which are dependent on individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of our consolidated financial statements. Additionally, Section 404 will require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of October 31 subsequent to the year in which this registration statement becomes effective. We have elected, however, to take advantage of certain exceptions from reporting requirements that are available to emerging growth companies under the JOBS Act and therefore our auditors will not be required to deliver an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until after the date we are no longer an emerging growth company, which may be up to five years from this offering.

The process of designing and implementing effective internal controls and procedures, and expanding our internal accounting capabilities, is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We cannot be certain at this time whether we will be able to successfully complete the continuing implementation of controls and procedures or the certification and attestation requirements of Section 404 and NI-52-109.

If a material misstatement occurs in the future, we may fail to meet our future reporting obligations, we may need to restate our financial results and the price of our common shares may decline. Any failure of our internal controls could also adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when Section 404 of Sarbanes-Oxley or NI-52-109 become fully applicable to us. Effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information, and the trading price of our shares could drop significantly.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company. For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common shares that is held by non-affiliates exceeds $700 million as of April 30 of that fiscal year, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

An active, liquid and orderly market for our common shares may not develop.

Prior to this offering, there was no market for our common shares. An active trading market for our common shares might never develop or be sustained, which could depress the market price of our common shares, impair our ability to raise additional capital or acquire other companies using shares as consideration and affect our investors’ ability to sell our shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and might bear no relationship to the price at which our common shares will trade following the completion of this offering. The trading price of our common shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	any major change in our board of directors or senior management;

•	changes in laws or regulations relating to the use, storage or transfer of personal information or healthcare information;

•	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC and Canadian securities regulators;

•	sales of our common shares by our directors, executive officers and existing shareholders;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our common shares;

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

•	threatened or actual litigation;

•	general political and economic conditions; and

•	the other risk factors described in this section of the prospectus.

In addition, the stock market in general and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our shares shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding common share immediately after this offering. If you purchase common shares in this offering, you will suffer immediate and substantial dilution. At an assumed initial public offering price of $              with net proceeds to us of $              million, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately          % of the total amount of funding we have received to date, but the shares purchased in this offering will represent only approximately         % of the total voting rights. The dilution will be $              per share in the net tangible book value of the common shares from the assumed initial public offering price. In addition, if outstanding options to purchase our common shares are exercised, there could be further dilution. For more information, refer to “Dilution.”

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the rules and regulations of the Canadian Securities Administrators, or CSA, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the                      including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and NI-52-109, which involve annual assessments of a company’s internal controls over financial reporting. Such requirements will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If securities or industry analysts do not publish or cease publishing research or reports about our business, or if they publish inaccurate or unfavorable commentary or downgrade our common shares, our market price of our securities and trading volume could decline.

The trading market for our common shares will, to some extent, depend on the research and reports that securities or industry analysts publish about us, our industry and our business. We do not have any control over these analysts. If few securities analysts commence coverage of us upon the completion of this offering, or if one or more of the analysts who cover us publish inaccurate or unfavorable research about our business or downgrade our common shares or change their opinion of our common shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not currently intend to pay dividends on our common shares and, consequently, any gains from an investment in our securities will likely depend on appreciation in the price of our common shares.

We do not currently intend to pay dividends on our common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders purchased their shares.

Our reported financial results may be adversely affected by changes in generally accepted accounting principles in the United States of America applicable to us and potential new accounting pronouncements.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. From time to time, such changes may have an impact on our accounting and financial reporting, which may impact market perception of our financial condition or the reporting of our financial results or transactions completed before such changes. In addition, new legislation or regulations may lead to an increase in our costs related to audits in particular and regulatory compliance generally. Such impacts and failures to comply with new laws and regulations could materially harm our business, results of operations or financial condition.

Our amended articles enable our directors to issue preferred shares which may prevent a takeover of us by a third party.

Following this offering, our authorized share capital will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in one or more series. Our board of directors will have authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future.

Our ability to issue preferred shares could make it more difficult for a third party to acquire a majority of our outstanding voting shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of us.

Risks related to our incorporation and operations in Canada

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices rather than those of                     , except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We intend to rely on this exemption with respect to                      requirements regarding the quorum for our shareholder meetings. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                      corporate governance requirements. See “Management—Corporate Governance Practices.”

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system, or MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from                      corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

Canadian law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

As a Canadian company, we are governed by Canadian law, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences in shareholder suits, insider transactions, duties of officers and directors, shareholder rights. Accordingly, holders of our shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Canadian experts named in this prospectus in Canada or the United States, or to assert U.S. securities laws claims in Canada or serve process on our officers and directors and these experts.

We were incorporated in Canada, and our corporate headquarters are located in Canada. A majority of the directors and executive officers, and the Canadian experts named in this prospectus, reside principally in Canada and the majority of our assets and all or a substantial portion of the assets of these persons are located outside the United States. Therefore, it may not be possible for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Canadian court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Canada. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

In general, Canadian courts might not enforce judgments rendered outside Canada which may make it difficult to collect on judgments rendered against us unless there is a real and substantial connection between the subject matter of the litigation and the foreign court that rendered the foreign judgment.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. We do not expect to be a PFIC for our current taxable year. However, since PFIC status depends on the composition of our income and assets and the value of our assets (which may be determined in large part by reference to the market value of our common shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year nor do we believe we were a PFIC in our prior taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our common shares treated as ordinary income, rather than capital gains, the loss of the preferential rate applicable to dividends received on our common shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Consequences.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed in the Section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

In particular, forward-looking statements in this prospectus include statements about:

•	the expected applications of our products, the sizes of addressable markets and our ability to serve those markets;

•	regulatory developments in North America and internationally;

•	the achievement of advances in our technology platform;

•	the success of our sales and marketing capabilities;

•	our ability to obtain and maintain intellectual property protection for our products and processes and not infringe on others’ rights; and

•	government regulatory and industry certification approvals for our products.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this prospectus.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solutions. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Some of the industry and market data contained in this prospectus are based on independent industry sources and publications, and some is based on our good faith estimates, which are derived from our review of internal surveys, government publications or other publicly available information. This information involves a number of assumptions and limitations. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $              million based upon an assumed initial public offering price of $              per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common shares. We currently expect to use the net proceeds from this offering for working capital and general corporate purposes, including funding the costs of operating as a public company.

As of the date of this prospectus, we cannot specify the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our current expectations depending upon numerous factors, including the progress of our research and development efforts, our operating costs and capital expenditures and the other factors described under “Risk Factors” in this prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above.

Pending these uses, we intend to invest the net proceeds to us from the offering in short-term, investment-grade, interest-bearing instruments, or hold them as cash.

DIVIDEND POLICY

We do not have any present plan to pay cash dividends on our common shares and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common shares with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our outstanding Class A redeemable convertible preferred shares into 6,379,585 common shares in connection with this offering and the conversion of all of our outstanding Class B special shares into 4,577,011 common shares; and

•	on a pro forma as adjusted basis to also give effect to the issuance by us of common shares in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	October 31, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(dollars in thousands, except per share amounts)

Cash and cash equivalents	$14,156

Long-term debt, including current maturities:
Capital lease obligations	12
Term loan	283
Total debt	295
Class A redeemable convertible preferred shares, 4,784,689 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	143,206
Shareholders’ equity (deficit):
Common shares, 45,538,771 shares authorized, 13,731,032 shares issued and outstanding, actual; unlimited shares authorized, shares issued and outstanding, pro forma; unlimited shares authorized, shares issued and outstanding, pro forma as adjusted	818

Class A special shares, 4,784,689 shares authorized, no shares issued and outstanding, actual, retractable at a fixed price of C$5.62 per share; no shares issued and outstanding, pro forma and pro forma as adjusted

Class B special shares, 13,731,032 shares authorized, issued and outstanding, actual, retractable at a fixed price of C$5.62 per share; no shares issued and outstanding, pro forma and pro forma as adjusted	1,617
Preferred shares, unlimited shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	1,373
Accumulated other comprehensive income	—
Accumulated deficit	(123,667)

Total shareholders’ deficit	(119,859)

Total capitalization	$23,642	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted total shareholders’ deficit and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting commissions and estimated offering costs payable by us.

The number of shares shown as outstanding in the table above is based on 24,687,628 common shares outstanding as of October 31, 2013 and excludes:

•	276,000 shares issuable upon the exercise of stock options outstanding as of October 31, 2013 at a weighted average exercise price of $7.71 per share (based on the Bank of Canada closing rate on October 31, 2013 of $1.00 = C$1.0429);

•	649,000 additional shares reserved for future issuance under our 2012 Amended and Restated Stock Option Plan; and

•	shares reserved for future issuance under our 2014 Omnibus Equity Incentive Plan, which will become effective upon closing of this offering.

DILUTION

If you invest in our common shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share immediately after this offering.

Our historical net tangible book value (deficit) as of October 31, 2013 was $128.3 million, or $9.35 per share. The historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares outstanding as of October 31, 2013.

Our pro forma net tangible book value (deficit) as of October 31, 2013 was $                 million, or $                 per share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares outstanding as of October 31, 2013, after giving effect to the conversion of all of our outstanding Class B special shares into 4,577,011 common shares and the automatic conversion of all of our outstanding Class A redeemable convertible preferred shares into 6,379,585 common shares in connection with the consummation of our initial public offering.

After giving effect to the sale by us of common shares in this offering at an assumed initial public offering price of $              per common share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting estimated underwriting commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of October 31, 2013 would have been $              million, or $              per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $              per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $              per share to new investors purchasing shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value (deficit) per share as of October 31, 2013	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $              per share and increase (decrease) the dilution to new investors by $              per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting commissions and estimated offering expenses payable by us.

The following table summarizes, as of October 31, 2013, on a pro forma as adjusted basis as described above, the number of shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors acquiring our shares in this offering at an assumed initial public offering price of $                  per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting commissions and estimated offering expenses payable by us.

	Shares Acquired			Total Consideration		Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		$
New investors						$

Totals		100%		$	100%

The total number of shares reflected in the discussion and tables above is based on 24,687,628 common shares outstanding as of October 31, 2013. The discussion and tables above assume the conversion of 13,731,032 Class B special shares, 6,379,585 Class A redeemable convertible preferred shares and no exercise of any outstanding stock options. As of October 31, 2013, there were 276,000 common shares issuable upon exercise of outstanding options at a weighted average exercise price of $7.71 per share (based on the Bank of Canada closing rate on October 31, 2013 of $1.00 = C$1.0429). To the extent that any of these options exercised, there will be further dilution to new investors. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by the existing shareholders after this offering would be reduced to         % of the total number of shares outstanding after this offering, and the number of shares held by new investors would increase to shares, or         % of the total number of shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended October 31, 2012 and 2013 and the balance sheet data as of October 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars except where otherwise indicated.

Consolidated Statements of Operations Data

	Year ended October 31,
	2012	2013
	(dollars in thousands, except per share amounts)
Revenue:
Subscription and support	$50,085	$70,529
Professional services and other	9,125	11,604

Total revenue	59,210	82,133
Cost of revenue:
Subscription and support	11,321	13,846
Professional services and other	9,914	13,400

Total cost of revenue	21,235	27,246
Gross profit	37,975	54,887
Operating expenses:
Product development	13,765	23,592
Sales and marketing	11,462	17,382
General and administrative	12,513	17,057

Total operating expenses	37,740	58,031
Operating income (loss)	235	(3,144)
Other income (expenses):
Interest income, net of expenses	151	19
Foreign exchange loss	(293)	(161)

Income (loss) before income taxes	93	(3,286)
Provision for income taxes	—	—
Net income (loss)	$93	$(3,286)

Loss per share-basic and diluted:
Net loss per share-basic and diluted(1)	$(2.68)	$(3.99)
Weighted average common shares used in computing basic and diluted net loss per share	13,731,032	13,731,032
Pro forma loss per share-basic and diluted:
Pro forma net loss per share-basic and diluted
Pro forma weighted average common shares used in computing basic and diluted net loss per share

Other Financial and Operating Data:
Adjusted EBITDA	$3,104	$1,507

(1)	See Note 2 to our audited consolidated financial statements for an explanation of the calculations of our actual basic and diluted net loss per share attributable to common shareholders.

Consolidated Balance Sheet Data

	As of October 31,
	2012	2013
	(in thousands)
Cash and cash equivalents	$18,129	$14,156
Working capital	13,322	9,904
Total assets	40,934	41,355
Total liabilities	15,410	18,008

Class A redeemable convertible preferred shares	91,713	143,206
Total shareholders’ deficit(1)	(66,189)	(119,859)

(1)	Total shareholders’ deficit includes a charge of $120,901 in 2013 and $69,408 in 2012 related to the accretion of the Class A redeemable convertible preferred shares from their original carrying value to their fair value at October 31, 2013 and 2012, respectively.

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. EBITDA consists of net income (loss) plus depreciation and amortization, other interest income (expense) and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and mark-to-market fair value gains and losses on foreign exchange forward contracts that are not accounted for under hedge accounting. We present Adjusted EBITDA because it is one of the measures used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of performance. We believe this metric is commonly used by the financial community, and we present it to enhance investors’ understanding of our operating performance and cash flows. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it can be used to measure a company’s operating performance without regard to items such as stock based compensation and depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis; and

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. In particular:

•	Adjusted EBITDA does not reflect interest income we earn on cash and cash equivalents; interest expense, or the cash requirements necessary to service interest or principal payments on our debt and capital leases; the mark-to-market fair value gains and losses on foreign exchange forward contracts that are not accounted for under hedge accounting;

•	Adjusted EBITDA does not reflect the amounts we paid in income taxes or other components of our income tax provision;

•	Adjusted EBITDA does not include amortization expense from property and equipment or amortization expense from acquired and internally generated intangible assets;

•	Adjusted EBITDA does not include the impact of stock-based compensation;

•	others may calculate Adjusted EBITDA differently than we do and these other companies’ calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with U.S. GAAP.

The table below presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year ended October 31,
	2012	2013
	(dollars in thousands, except per share amounts)
Net income (loss)	$93	$(3,286)
Income tax expense	—	—
Depreciation and amortization	2,577	3,806
Interest income, net	(151)	(19)
Stock-based compensation	608	1,109
Foreign exchange	(23)	(103)

Adjusted EBITDA	$3,104	$1,507

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly those under “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.” Dollars in tabular format are presented in thousands, except per share amounts, or otherwise indicated.

Our audited consolidated financial statements as of October 31, 2012 and 2013 and for each of the two years ended on those dates have been prepared in accordance with U.S. GAAP. All amounts are in U.S. dollars.

Overview

We are a leading provider of comprehensive cloud-based software solutions for the North American senior care industry. Our SaaS platform is designed specifically to enable critical business functions of skilled nursing and senior living facilities, including care delivery management, financial management, marketing, business intelligence and compliance. We believe the PointClickCare platform is the system of record for senior care facilities that helps our customers improve quality of care and demonstrate better patient outcomes, enhance financial performance, facilitate interoperability among healthcare providers and simplify regulatory compliance. Our headquarters are in Toronto, Canada.

The senior care industry is in a period of transformation, presenting a range of challenges for senior care providers. Driven by the confluence of a rapidly aging population and increasing healthcare costs, patient care delivery for seniors continues to transition from hospitals to senior care facilities, with senior care facilities experiencing a corresponding increase in patient acuity. At the same time, the industry is facing a changing reimbursement and payment landscape, growing demand to improve quality of care and demonstrate better patient outcomes, greater emphasis on managing patients across multiple facilities in the continuum of care delivery, and an increasingly complex regulatory and compliance environment. We believe that in order to meet these challenges and stay competitive, senior care providers need to adopt scalable and adaptable technology solutions that centralize key patient information, streamline daily operations, improve financial performance, facilitate care delivery across care settings and meet regulatory requirements.

We offer an integrated software platform, specifically designed for the senior care industry, which utilizes advanced cloud computing and data management technologies. Our multi-tenant architecture allows us to deliver applications that are highly functional, flexible and fast, and that can be easily deployed on a variety of devices within our customers’ operations. Our platform is comprised of three primary components: our core platform, add-on applications and an interoperability engine. Our core platform is an integrated electronic health record and revenue cycle management solution. Our add-on applications are built on top of our core platform, and include care delivery management, financial management, marketing and business intelligence solutions. Our interoperability engine allows our customers to connect with a wide variety of external entities critical to their operations.

As of May 30, 2014, more than 2,000 senior care providers were using our platform to operate more than 9,000 senior care facilities in the United States and Canada, currently serving approximately 750,000 residents per day.

We sell our solutions through our direct sales force in North America. We derive substantially all of our recurring subscription and support revenue from our PointClickCare solution. Revenue from acquired businesses includes maintenance fees for licensed software from the date of acquisition until we enter into a subscription and support agreement with and complete the transition of the acquired company customers to the PointClickCare platform. Recurring subscription and support revenue generated by our PointClickCare platform is generally based on our customers’ resident or unit capacity. We generally price customer subscription and support on a price per bed for a skilled nursing provider, or per unit for a senior living provider, per day. The subscription and support price is typically calculated based on the number of licensed beds, or available residential units, in the providers’ facilities. This pricing model aligns with the way our provider customers are paid. We calculate our subscription and support fees for the PointClickCare platform and add-on applications using this model and generally invoice and receive payment from customers monthly on a monthly basis. We also offer an option for customers to subscribe and pay in advance for annual or multi-year terms, in which case the amount invoiced is treated as deferred revenue and recognized as revenue over the term as the service is provided. As most of our customers choose a monthly billing frequency, we do not have a large deferred revenue amount on our balance sheet related to long term prepaid subscription, and as such, the change in deferred revenue from one period to the next is not necessarily a good indicator of our future revenue growth. We offer volume discounts to our customers based on the number of beds or units used by each customer. Our subscription and support fees for our core platform and for add-on applications are based on other factors such as value to the provider and the complexity of the vertical market such as skilled nursing or senior living and on the specific requirements of geographic markets.

Our subscription and support revenue growth has been derived primarily from implementing new customers on the PointClickCare platform, the continuation of existing customers’ rollout of our PointClickCare platform at their facilities, and an increase in sales of our add-on applications to existing customers. New customer implementations generally start with the core PointClickCare platform, which is typically implemented over a period of three to twelve months, although larger customers may require as much as two to three years to implement our solution across all of their facilities. Customers have typically adopted add-on applications over time.

Our revenue for the years ended October 31, 2012 and 2013 was $59.2 million and $82.1 million, respectively. Our revenue included $50.1 million of recurring subscription and support revenue in 2012 and $70.5 million in 2013. This subscription and support revenue base represented 85% of total revenue in 2012 and 86% of total revenue in 2013. Professional services represented 15% of total revenue in 2012 and 14% of total revenue in 2013. We expect the proportion of revenue attributable to professional services to decline substantially as more new customers select our SmartPath subscription training service. In fiscal 2012 and fiscal 2013 we continued to experience high customer retention, with over 99% of our customer facilities continuing to subscribe to our solutions. No single customer exceeded 5% of our total revenue in either fiscal 2012 or 2013. Our net income for fiscal 2012 was $0.1 million and we incurred a net loss of $3.3 million for fiscal 2013. Our Adjusted EBITDA for fiscal 2012 was $3.1 million and was $1.5 million for fiscal 2013. See “Prospectus Summary—Summary Consolidated Financial Data—Adjusted EBITDA” for an explanation of our calculation of Adjusted EBITDA.

To extend our technology and leadership position in our market we intend to continue to expand our PointClickCare platform and to develop more add-on applications to win new customers and meet our existing customers’ needs. As a result, we have increased our expenditures in product development to introduce new add-on applications to meet more of our existing customers’ current and future needs. We have recently accelerated the pace of development of add-on applications and we have introduced six new add-on applications during the twelve-month period ended April 30, 2014, bringing our current total of add-on applications to ten, which we expect will contribute to future revenue growth. In addition, we have increased the size of our sales, account development and marketing teams and expect to continue to invest in these areas in the future. We also intend to assess opportunities to accelerate our growth through select acquisitions, which can assist in market share growth, or provide additional products or technology, and by continuing to expand our partner referral network. Our long-term growth strategy includes adjacent markets such as in-home care and international markets. We are currently analyzing these additional market opportunities to determine which represent the best opportunities for us and to assess timing. We also expect general and administrative expense to increase as a result of becoming a public company.

Acquisitions

Although we have historically grown our business organically, we completed the acquisition of Accu-Med Services LLC for cash consideration of $5.3 million in September 2012. Prior to the acquisition, Accu-Med provided electronic health record and billing solutions to the senior care market, generating revenue primarily from the sale of licenses and maintenance services. During the period from the date of acquisition to October 31, 2013, we transitioned many of the acquired customers to the PointClickCare platform and began the process of transitioning certain of the Accu-Med solutions to the PointClickCare platform. Results for the 2012 and 2013 fiscal years include subscription and support revenue from the acquired Accu-Med business in the amounts of $0.8 million and $6.9 million, respectively. Accu-Med is based in Milford, Ohio.

On November 1, 2013, we completed the acquisition of Meal Metrics for cash consideration of $1.2 million. Meal Metrics provides solutions for meal planning to the senior care market, and we are in the process of transitioning the product and the customers to the PointClickCare platform. The acquisition provided us with an additional product to sell into the senior care market. The meal planning software provides senior care facilities with organization-wide access to resident nutritional care information, automated updates, and the flexibility for care-givers to adjust and modify nutritional management at a single point of control. Meal Metrics is based in Winnipeg, Canada. The results of operations of Meal Metrics will be consolidated with our financial statements for periods beginning November 1, 2013.

Key Metrics

We monitor the key operating metrics set forth in the following table to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation.

	Year ended October 31,
	2012	2013
	(in thousands, except facility data)
Adjusted EBITDA	$3,104	$1,507
Number of customer facilities served (at period end)	5,892	7,939

Adjusted EBITDA. EBITDA consists of net income (loss) plus depreciation and amortization, other interest income (expense) and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and mark-to-market fair value gains and losses on foreign exchange forward contracts that are not accounted for under hedge accounting. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis across reporting periods. We believe this metric is commonly used by the financial community, and we present it to enhance investors’ understanding of our operating performance and cash flows. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it can be used to measure a company’s operating performance without regard to items such as stock based compensation and depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired. You should not consider Adjusted EBITDA as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of ongoing performance, or as an alternative to cash provided by operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flow. We discuss Adjusted EBITDA more fully in the section titled “Prospectus Summary—Summary Consolidated Financial Data.”

Number of customer facilities served. We measure the number of customer facilities using our PointClickCare solution subscription and support services at the end of each reporting period. We believe that the number of facilities served is useful to our management and to investors as a measure of our market penetration and growth.

Components of Consolidated Statements of Operations and Comprehensive (Loss) Income

Revenue

Our revenue has grown from $59.2 million during the year ended October 31, 2012 to $82.1 million during the year ended October 31, 2013.

We generate revenue from two sources: (1) subscription and support; and (2) professional services and other. Subscription and support revenue includes subscription fees from customers accessing our cloud-based application suite and support fees from customers purchasing support. Professional services revenue includes fees from configuration, data migration, integration and training. Other revenue consists primarily of referral fees from partners. As discussed further in “Critical Accounting Policies and Estimates,” we recognize revenues when persuasive evidence of an arrangement exists, service is being provided to the customer, collection of the fees is reasonably assured and the amount of fees to be paid by the customer is fixed or determinable.

Subscription and support revenue

Subscription and support revenue is recognized ratably over the contract period, commencing when the subscription and support service is made available to the customer. Subscription and support arrangements generally do not have a fixed term, but provide for cancellation with one month’s notice. An insignificant number of contracts have contract terms of one to three years.

Subscription and support revenue is generally invoiced to our customers in advance on a monthly basis and typical payment terms provide for the customer to pay us within 30 to 60 days of invoice. Deferred subscription and support revenue consists of billings for subscription and support services in advance of revenue recognition and is recognized as the revenue recognition criteria are met. Deferred subscription and support revenue that will be recognized during the succeeding twelve-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. Amounts invoiced but not yet collected relating to deferred revenue are netted against deferred revenue.

The subscription and support agreements generally provide service level commitments of 99.6% uptime for each calendar year, excluding scheduled maintenance. The failure to meet this level of service availability could result in a customer’s immediate cancellation of its agreement. Upon cancellation for a breach of the service level commitment, we could be required to refund any prepaid subscription and support fees. As the majority of our customers are on month-to-month contracts, the value of any such refund would approximate one month’s subscription and support fees. In light of our historical uptime performance, we do not have any liabilities on our balance sheet related to these service level commitments.

We have a declining amount of support revenue primarily associated with Accu-Med customers that have not yet transitioned to our SaaS platform. These customers pay maintenance and support fees under contracts with Accu-Med which distributed its software on a license model. We expect that as we transition the remaining Accu-Med customers to our SaaS platform during fiscal 2014, substantially all of the support revenue from Accu-Med customers will be replaced by subscription fees associated with our platform. We recognize support revenue on a straight-line basis over the term of the affected contract.

Professional services and other revenue

The majority of our professional services contracts are on a fixed fee basis and are recognized using the proportional performance method as the project progresses. Professional services are generally invoiced in advance upon contract signing or in accordance with an agreed billing schedule. Amounts invoiced in excess of amounts earned are recorded as deferred revenue. Amounts invoiced but not yet collected relating to deferred revenue are netted against deferred revenue.

Other revenue includes referral fees generated under partner and reseller agreements, which are recognized when earned, generally on a monthly basis over the term of the referral entitlement period.

Cost of revenue

Cost of subscription and support revenue primarily consists of costs related to hosting our cloud-based application suite, providing customer support, data communications expenses, salaries and benefits of operations and support personnel, software license fees, amortization expense associated with capitalized internal use software and acquired technology assets and property and equipment depreciation. Cost of professional services revenue primarily consists of costs to provide implementation consulting services and training to our customers and costs associated with certain client reimbursable out-of-pocket expenses.

Operating expenses

Product development

Product development expenses consist of costs for our research and development personnel, including salaries, benefits, bonuses and stock-based compensation, and cost of third-party contractors net of cash refundable investment tax credits.

At October 31, 2013, we continued to be a “Canadian Controlled Private Corporation” and as such qualified for cash refundable investment tax credits, or ITCs, on eligible expenditures on account of scientific research and development. These expenditures are subject to review by the Canada Revenue Agency and the actual amount could be materially different from the amount accrued.

Refundable ITCs relating to capital expenditures and internally developed software are reflected as a reduction of the cost of such assets. Refundable investment tax credits relating to product development expenses are recorded as a reduction of such expenses in the year the credits are earned.

We recorded ITCs in the amounts of $2.3 million and $1.1 million as an offset to the related product development expenses and capitalized internal-use software for the years ended October 31, 2013 and 2012, respectively. Upon becoming a public company, we will cease to be eligible to receive cash refundable ITCs. The ITCs earned subsequent to becoming a public company will be earned at a lower rate and will be available to reduce Canadian taxes otherwise payable. As a result, we expect our future product development expenses to increase in the absence of refundable ITCs.

Product development expenses are expensed as they are incurred unless they qualify for capitalization. We capitalized $1.1 million and $1.2 million of product development expenses during the year ended October 31, 2013 and 2012, respectively, related to certain development costs incurred in connection with our internal use software. These capitalized costs generally relate to the development of additional applications that are integrated with our platform. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Capitalized internal use software development costs are amortized over the estimated useful life of the application, which is generally three to seven years, and are included as a cost of subscription and support revenue.

We intend to continue to develop additional features and functionality for our existing solutions as well as develop new applications for the senior care market and expect research and development costs to continue to increase in absolute dollars, although they may fluctuate as a percentage of revenue.

Sales and marketing

Sales and marketing expenses consist of costs for our sales and marketing personnel, including salaries, benefits, bonuses, stock-based compensation and sales commissions, costs of marketing and promotional events, corporate communications, online marketing, product marketing and management and other brand-building activities, and travel expense. Sales commissions are generally earned and recorded as an expense when the customer revenue has been recognized, which is generally on a monthly basis. We expect sales and marketing expenses to increase in absolute dollars in the foreseeable future as we increase the number of our sales and marketing employees to support growth in our business, although they may fluctuate as a percentage of revenue.

General and administrative

General and administrative expenses consist primarily of costs for administrative, finance, IT, legal and human resource personnel, including salaries, benefits, bonuses and stock-based compensation, professional fees, insurance premiums, other corporate expenses and occupancy costs. We expect our general and administrative expenses to continue to increase in absolute dollars as we transition to being a public company, although they may fluctuate as a percentage of revenue. We expect additional general and administrative expenses to include increased personnel costs, insurance costs, costs required to comply with the regulatory requirements of the SEC as well as costs associated with enhancing our internal controls and accounting systems.

Other income (expense)

Other income (expense) primarily consists of foreign exchange gains (losses), interest income and interest expense. Foreign exchange gains (losses) relate to transactions denominated in currencies other than the functional currency. Interest income represents interest received on our cash and cash equivalents. Interest expense is associated with our capital leases and term loans.

Income tax expense

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. To date we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. Therefore, we have not recorded any significant tax provisions and our effective tax rate differs from statutory rates.

Results of operations

The following table sets forth our consolidated statements of operations data for each of the periods presented. The period to period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year ended October 31,
	2012	2013
	(dollars in thousands, except per share amounts)
Revenue:
Subscription and support	$50,085	$70,529
Professional services and other	9,125	11,604

Total revenue	59,210	82,133
Cost of revenue:
Subscription and support	11,321	13,846
Professional services and other	9,914	13,400

Total cost of revenue	21,235	27,246
Gross profit	37,975	54,887
Operating expenses:
Product development	13,765	23,592
Sales and marketing	11,462	17,382
General and administrative	12,513	17,057

Total operating expenses	37,740	58,031
Operating income (loss)	235	(3,144)
Other income (expenses):
Interest income, net of expense	151	19
Foreign exchange loss	(293)	(161)

Income (loss) before income taxes	93	(3,286)
Provision for income taxes	0	0
Net income (loss)	$93	$(3,286)

Loss per share-basic and diluted:
Net loss per share-basic and diluted	$(2.68)	$(3.99)
Weighted average common shares used in computing basic and diluted net loss per share	13,731,032	13,731,032
Pro forma loss per share-basic and diluted:
Pro forma net loss per share-basic and diluted
Pro forma weighted average common shares used in computing basic and diluted net loss per share

Other Financial Data:
Adjusted EBITDA(1)	$3,104	$1,507

(1)	See “Selected Consolidated Financial Data—Adjusted EBITDA” for an explanation of our calculation of Adjusted EBITDA.

Comparison of Years Ended October 31, 2012 and 2013

Revenue

	Year ended October 31,
	2012		2013		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Subscription and support	$50,085	84.6%	$70,529	85.9%	$20,444	40.8%
Professional services and other	9,125	15.4	11,604	14.1	2,479	27.2

Total revenue	$59,210	100%	$82,133	100%	$22,923	38.7%

Subscription and support revenue. Subscription and support revenue increased by $20.4 million, or 40.8%, from the year ended October 31, 2012 to the year ended October 31, 2013. The increase was driven by a $14.3 million, or 28.6%, increase in PointClickCare subscription and support revenue and an increase of $6.1 million, or 12.2%, related to our September 28, 2012 acquisition of Accu-Med.

The $14.3 million increase in revenue was primarily attributable to new customers’ facilities implemented on the PointClickCare platform and the continuation of existing customers’ rollout of our PointClickCare platform at their facilities. This increase in revenue was also partially attributable to add-on applications implemented with existing customers. The number of senior care facilities using the PointClickCare solution grew from 4,873 as at October 31, 2011 to 5,892 as at October 31, 2012 to 7,939 as at October 31, 2013.

Included in our October 31, 2013 and 2012 subscription and support revenue is $6.9 million and $0.8 million, respectively, of support revenue related to the legacy products and services acquired in the Accu-Med business acquisition. Revenue earned from Accu-Med customers that transitioned to PointClickCare during 2013, included in the $14.3 million increase described above, was $1.5 million. Effective March 31, 2014, we discontinued providing support for the legacy Accu-Med products. We expect that our total revenue for fiscal 2014 from Accu-Med customers, including both legacy revenue and converted to PointClickCare revenue, to be similar to our fiscal 2013 revenues.

Professional services and other revenue. Professional services and other revenue increased by $2.5 million, or 27.2%, from the year ended October 31, 2012 to the year ended October 31, 2013. The revenue increase primarily resulted from the increase in volume of new customer facilities implemented from 1,019 in fiscal 2012 to 2,047 in fiscal 2013, offset by a slightly lower revenue per implemented facility as a result of the introduction of a more efficient training and implementation methodology. In November 2013, we introduced a new implementation and training delivery model called SmartPath that we believe reduces barriers to implementing our platform. SmartPath is a subscription-based implementation and training program offering our customers unlimited access to a wide variety of online product training courses. The SmartPath subscription is invoiced on a monthly basis as a combined offering together with other subscriptions and is included in subscription and support revenue. With the introduction of SmartPath, we expect our professional services revenue as a percentage of total revenue to decline in fiscal 2014.

Cost of Revenue and Gross Margin

	Year ended October 31,
	2012		2013		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Subscription and support	$11,321	19.1%	$13,846	16.9%	$2,525	22.3%
Professional services and other	9,914	16.7	13,400	16.3	3,486	35.2

Total cost of revenue	$21,235	35.9%	$27,246	33.2%	$6,011	28.3%

Gross Margin
Subscription and support	77.4%		80.4%
Professional services and other	(8.6)		(15.5)

Total gross margin	64.1%		66.8%

Cost of subscription and support revenue. Cost of subscription and support revenue increased by $2.5 million, or 22.3%, from the year ended October 31, 2012 to the year ended October 31, 2013. Included in the fiscal 2012 cost of subscription and support revenue is a $2.0 million payment made to a third-party software provider as a result of a license audit covering the period from June 1, 2009 to June 30, 2012. Excluding this payment, our cost of subscription and support revenue increased by $4.5 million, or 49%, from the year ended October 31, 2012 to the year ended October 31, 2013. The increase in cost of subscription and support revenue was primarily attributable to the increase in our staffing and infrastructure costs to support the increased volume of subscription and support customers on the PointClickCare platform and the transitional cost to support customers who continued to use the acquired Accu-Med products prior to transitioning to our PointClickCare platform.

Excluding the impact of Accu-Med, costs associated with our subscription and support headcount increased by 26.6% or $1.6 million from fiscal 2012 to fiscal 2013. In fiscal 2012, we installed new equipment and systems to improve overall solution performance and reliability. Our amortization costs increased from fiscal 2012 to fiscal 2013 by $0.7 million as a result of increased investment in infrastructure, amortization of acquired intangible assets related to the Accu-Med acquisition and a full year’s amortization of capitalized internal use software.

Costs incurred to support Accu-Med products prior to transitioning the Accu-Med customers to our PointClickCare platform increased from $0.2 million in fiscal 2012 to $1.6 million in fiscal 2013 due to the full year impact of consolidating Accu-Med. We expect this amount to decline as the remaining facilities transition to the PointClickCare platform.

Our subscription and support gross margin increased from 77.4% in fiscal 2012 to 80.4% in fiscal 2013, in part due to the third-party software provider license audit payment made in fiscal 2012.

Cost of professional service and other revenue. Cost of professional service and other revenue increased by $3.5 million, or 35.2% from the year ended October 31, 2012 compared to the year ended October 31, 2013. This increase was driven largely by the increase in cost of professional service and other revenue headcount required to implement the higher volume of new customers onto the PointClickCare platform. Costs associated with our professional service and other revenue headcount increased by 66.6% or $4.2 million from fiscal 2012 to fiscal 2013. Gross margin on professional service and other revenue declined from (9%) in fiscal 2012 to (16%) in fiscal 2013. Gross margins declined primarily as a result of lower average prices for implementation.

Operating expenses

	Year ended October 31,
	2012		2013		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Product development	$13,765	23.2%	$23,592	28.7%	$9,827	71.4%
Sales and marketing	11,462	19.4	17,382	21.2	5,920	51.6
General and administrative	12,513	21.1	17,057	20.8	4,544	36.3

Product development

Product development costs increased by $9.8 million, or 71.4% from the year ended October 31, 2012 to the year ended October 31, 2013. This increase in costs was driven largely by the increase in product development headcount and third-party development contractors used to enhance our existing product offerings, keep current with health care and privacy regulatory changes, position our product for the assisted living vertical, integrate acquired and third-party applications, develop additional products in areas of mobile and analytics, and scale our products’ infrastructure and quality and assurance teams to keep pace with the increase in product development activities. Costs associated with product development headcount increased by 61.5% or $7.5 million from fiscal 2012 to fiscal 2013, which includes the addition of employees through the September 28, 2012 acquisition of Accu-Med.

Included in product development costs are purchased services from contractors in the areas of mobile technology, analytics and our interoperability engine. Purchased services increased from $2.6 million in fiscal 2012 to $6.2 million in fiscal 2013, an increase of 138%.

We capitalized $1.1 million and $1.2 million of product development costs during the years ended October 31, 2013 and 2012, respectively, related to certain development costs incurred in connection with our internal use software. These capitalized costs generally relate to the development of additional applications that are integrated with our platform. Capitalized internal use software development costs are amortized over the estimated useful life of the application, which is generally three to seven years, and the amortization expense is included as a cost of subscription and support revenue.

We recorded cash refundable investment tax credits in the amounts of $2.3 million and $1.0 million as an offset to product development expenses for the years ended October 31, 2013 and 2012, respectively. The ITCs earned subsequent to becoming a public company will be earned at a lower rate, will no longer be cash refundable and will only be available to reduce Canadian taxes otherwise payable. As a result, we expect our future product development costs to increase in the absence of refundable ITCs.

We plan to sustain our product innovation by continuing to hire strong technical talent, improving our core technology, and maintaining an agile organization that supports rapid release cycles. During the twelve months ended April 30, 2014 we released six new product applications, that we are currently selling to existing customers. We plan to continue to introduce new product applications in the future as well as integrate third-party applications where appropriate.

Sales and marketing

Sales and marketing costs increased by $5.9 million, or 51.6%, from the year ended October 31, 2012 to the year ended October 31, 2013. This increase in costs was driven largely by the increase in sales and marketing headcount required to increase our customer base. Our sales and marketing compensation costs increased by $3.2 million from the year ended October 31, 2012 to the year ended October 31, 2013.

As a result of the growth in revenues in fiscal 2013, commissions and referral fees increased by $1.6 million from fiscal 2012 to fiscal 2013. Other increases included an increase in tradeshow expenditures of $0.7 million and an increase in the amortization of customer relationships of $0.3 million due to a full fiscal year including the Accu-Med acquisition.

General and administrative

General and administrative costs increased by $4.5 million, or 36.3%, from the year ended October 31, 2012 to the year ended October 31, 2013. This increase in costs was driven largely by a $1.6 million increase in compensation expense, $2.0 million increase in occupancy and other general and administrative costs required to facilitate the growth of our business.

Other income (expenses)

	Year ended October 31,
	2012		2013		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(in thousands)
Interest income, net	$151	0.3%	$19	—%	$(132)	87.4%
Foreign exchange loss	(293)	0.5	(161)	0.2	132	45.1

Interest income (expense)

Interest income decreased by $0.1 million primarily due to lower average cash balances held during fiscal 2013.

Foreign exchange gain (loss)

Foreign exchange loss decreased by $0.1 million primarily due to a decrease in realized losses on foreign exchange forward contracts.

Income tax expense (recovery)

Due to our loss in fiscal 2013 and near breakeven position in fiscal 2012, income tax expenses are nominal.

Consolidated Statements of Operation by Quarter

	Quarter Ended
	Jan 31, 2012	Apr 30, 2012	Jul 31, 2012	Oct 31, 2012	Jan 31, 2013	Apr 30, 2013	Jul 31, 2013	Oct 31, 2013
	(in thousands)

Revenue:
Subscription and support	$11,093	$11,898	$12,648	$14,446	$16,692	$16,947	$18,063	$18,827
Professional services and other	1,704	2,225	2,625	2,571	2,118	3,094	3,226	3,166

Total revenue	12,797	14,123	15,273	17,017	18,810	20,041	21,289	21,993

Cost of revenue:
Subscription and support	1,999	2,262	2,426	4,634	3,187	3,206	3,421	4,032
Professional services and other	1,950	2,276	2,767	2,921	3,194	3,232	3,354	3,620

Total cost of revenue	3,949	4,538	5,193	7,555	6,381	6,438	6,775	7,652

Gross profit	8,848	9,585	10,080	9,462	12,429	13,603	14,514	14,341

Operating expenses:
Product development	2,648	3,194	3,624	4,299	4,836	5,203	5,934	7,619
Sales and marketing	2,224	2,613	3,140	3,485	4,390	4,568	4,162	4,262
General and administrative	2,516	2,637	3,130	4,230	4,007	4,183	4,475	4,392

Total operating expenses	7,388	8,444	9,894	12,014	13,233	13,954	14,571	16,273

Operating income (loss)	1,460	1,141	186	(2,552)	(804)	(351)	(57)	(1,932)

Interest income	26	38	44	43	33	(12)	(1)	(1)
Foreign exchange gain (loss)	(511)	730	(593)	81	127	(38)	(259)	9

Income (loss) before income taxes	975	1,909	(363)	(2,428)	(644)	(401)	(317)	(1,924)

Income taxes	—	—	—	—	—	—	—	—

Net income (loss)	$975	$1,909	$(363)	$(2,428)	$(644)	$(401)	$(317)	$(1,924)

	Jan 31, 2012	Apr 30, 2012	Jul 31, 2012	Oct 31, 2012	Jan 31, 2013	Apr 30, 2013	Jul 31, 2013	Oct 31, 2013

Revenue:
Subscription and support	87%	84%	83%	85%	89%	85%	85%	86%
Professional services and other	13	16	17	15	11	15	15	14

Total revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Subscription and support	16	16	16	27	17	16	16	18
Professional services and other	15	16	18	17	17	16	16	16

Total cost of revenue	31	32	34	44	34	32	32	34

Gross profit	69	68	66	56	66	68	68	66

Operating expenses:
Product development	21	23	24	25	26	26	28	35
Sales and marketing	17	19	21	20	23	23	19	19
General and administrative	20	19	20	25	21	21	21	20

Total operating expenses	58	61	65	70	70	70	68	74

Operating income (loss)	11	7	1	(14)	(4)	(2)	0	(8)

Interest income	0	0	0	0	0	0	0	0
Foreign exchange gain (loss)	(4)	5	(4)	0	1	0	(1)	0

Income (loss) before income taxes	7	12	(3)	(14)	(3)	(2)	(1)	(8)

Income taxes	0	0	0	0	0	0	0	0

Net income (loss)	7%	12%	(3)%	(14)%	(3)%	(2)%	(1)%	(8)%

Our quarterly revenue has increased sequentially for all periods presented, primarily due to an increasing number of customers. Revenue growth in the quarters ended October 31, 2012 and January 31, 2013 were higher as a result of the inclusion of revenues from the acquisition of Accu-Med for one and three months, respectively. Professional services revenue is lower in our first quarters due to the impact of the holiday season on our customers implementation schedules. We expect both upselling to the existing customer base as well as new customer acquisitions to continue to be a significant driver of revenue growth. We expect our professional services revenue as a percentage of total revenue to decline in fiscal 2014 with the introduction of SmartPath, which shifts professional services revenue to subscription revenue.

Total costs and expenses increased sequentially for all periods presented, primarily due to increased salary and related costs coinciding with an increase in the number of employees required to run our growing business. Except as discussed below, our costs as a percentage of total revenues have remained fairly consistent for the periods presented.

Subscription and support cost of sales in the quarter ended October 31, 2012 were negatively impacted by an amount of $2.0 million related to a payment made to a third-party software provider as a result of a license audit covering the period from June 1, 2009 to June 30, 2012.

Gross margin for subscription and support revenue has generally remained at approximately 81% except for the quarter ended October 31, 2012 which was impacted by the third-party license payment described above.

Product development costs fluctuate as a percentage of revenue based on increases in the number of fulltime employees and third-party development contractors used to enhance our existing product offerings. Increases in product development costs in the quarters ended October 31, 2012 and January 31, 2013 were partially due to the acquisition of Accu-Med during the quarter ended October 31, 2012. Product development costs in the quarter ended October 31, 2013 were higher as a result of increases in compensation costs of 18%, primarily related to increases in headcount, and third-party development contractors of 41%, primarily related to new product development.

Sales and marketing expenses as a percentage of revenue were generally consistent for the periods presented. The increase in sales and marketing costs is the result of increases in sales and marketing headcount required to increase our customer base and an increase in commissions and referral fees in line with our growth in revenues.

General and administrative expenses as a percentage of revenue were consistent except for the quarter ended October 31, 2012 which increased primarily as a result of recording an additional amount for our allowance for uncollectible receivables and the inclusion of Accu-Med in our quarterly results of operations.

Our quarterly results may fluctuate due to various factors affecting our performance.

Liquidity and capital resources

We financed the growth of our business through our fiscal year ended October 31, 2010 primarily with funds generated from the business, supplemented from time to time with bank financing to support growth in working capital needs. In February 2011, we completed a financing transaction with a private equity investor which provided net proceeds of $23.3 million. As of October 31, 2013, we had $14.2 million of cash and cash equivalents. We believe our cash and cash equivalents, and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Cash flows

The following summary of cash flows for the periods indicated has been derived from our consolidated financial statements included elsewhere in this prospectus:

	Years ended October 31,
	2012	2013
	(in thousands)

Net cash provided by operating activities	$8,565	$1,705
Net cash used in financing activities	$(1,231)	$(410)
Net cash used in investing activities	(11,037)	(5,268)
Net increase (decrease) in cash and cash equivalents	$(3,703)	$(3,973)

Net cash provided by operating activities. Cash provided by operating activities consists of significant components of the statements of operations adjusted for changes in various working capital items including accounts receivable, prepaid expenses, accounts payable and deferred revenue. Cash provided by operating activities is influenced by the investment we make in personnel and infrastructure costs necessary to support the anticipated growth of the business, the increase in subscription and support revenue, and the timing of customer payments.

Our cash provided by operating activities during the year ended October 31, 2013 was primarily due to our net loss of $3.3 million adjusted for $4.8 million of non-cash expenses and a net decrease in working capital of $0.2 million. Non-cash expenses included $3.8 million of amortization, $1.1 million in stock-based compensation, and unrealized foreign exchange amounts on forward contracts in the amount of $0.1 million. Net increases in working capital of $0.2 million were attributable primarily to an increase in accounts payable and accrued liabilities of $1.6 million, an increase in deferred revenue of $1.1 million, offset by an increase in investment tax credits recoverable in the amount of $2.3 million and increases in accounts receivable and other current assets of $0.1 million in aggregate.

Our cash provided by operating activities during the year ended October 31, 2012 was primarily due to our net income of $0.1 million adjusted for $3.6 million of non-cash expenses and a net increase in working capital of $4.9 million. Non-cash expenses included $2.6 million of amortization, $0.6 million in stock-based compensation, and unrealized foreign exchange amounts on forward contracts in the amount of $0.4 million. Net increases in working capital of $4.9 million were attributable primarily to an increase in accounts payable and accrued liabilities of $3.5 million, an increase in deferred revenue of $1.0 million and a reduction in investment tax credits recoverable in the amount of $1.2 million, offset by increases in accounts receivable and other current assets of $0.8 million in aggregate.

Net cash used in investing activities. Our primary investing activities have consisted of capital expenditures to purchase computer equipment, software licenses, office equipment and leasehold improvements to our facilities necessary to support the expansion of our infrastructure and workforce. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

For the year ended October 31, 2013, cash used in investing activities consisted of purchases of $3.1 million in capital equipment and leasehold improvements, $1.8 million related to internal use software and $0.6 million in connection with the acquisition of customer relationships, offset by a tenant inducement in the amount of $0.2 million.

For the year ended October 31, 2012, cash used in investing activities consisted of purchases of $3.5 million in capital equipment and leasehold improvements, $2.2 million related to internal use software and $5.3 million for the acquisition of the Accu-Med business.

Net cash provided by (used in) financing activities. Our primary financing activities have consisted of proceeds from equipment debt obligations issued to finance equipment leases and purchased software costs.

During fiscal 2013, we repaid term loans in the amount of $0.3 million and advanced loans in the amount of $0.1 million.

During fiscal 2012, we repaid loans in the amount of $1.9 million, offset by the issuance of a new loan of $0.6 million.

Contractual obligations and commitments

Our principal commitments consist of obligations under leases for our office space, non-cancelable purchase obligations relating to the purchase of third-party software and services, computer equipment, furniture and fixtures. The following table summarizes these contractual obligations at October 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 years
	(in thousands)
Operating lease obligations	$6,264	$962	$889	$2,834	$1,579
Non-cancelable purchase commitments	3,093	1,654	801	638	—
Capital leases and long-term debt	295	201	94	—	—

Total	$9,652	$2,817	$1,784	$3,472	$1,579

Off-balance sheet arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies and estimates

Our financial statements are prepared in conformity with U.S. GAAP. We will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. See also Note 2 of our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies as well as a description of our other significant accounting policies.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application, while in other cases, significant judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We consider these policies requiring significant management judgment to be critical accounting policies. These critical accounting policies are:

•	Revenue recognition and related deferred revenue;

•	Capitalization of internal use software costs;

•	Fair value of stock-based compensation;

•	Fair value of purchased intangible assets in a business combination

•	Recoverability of intangible assets; and

•	Realization of tax assets and related components of the valuation allowance.

A description of our critical accounting policies and judgments for those areas are presented below. In addition, please refer to the Notes to Consolidated Financial Statements for further discussion of our accounting policies.

Revenue recognition and deferred revenue

We generate revenue from two sources: (1) subscription and support; and (2) professional services and other. Subscription and support revenue includes subscription fees from customers accessing its cloud-based application suite and support fees from customers purchasing support. Subscription arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time. Subscription arrangements provide customers with access to PointClickCare’s cloud-based application as updated from time to time, and access to our help desk service. Professional services revenue includes fees from configuration, data migration, integration and training. Other revenue consists primarily of referral fees from partner and reseller agreements. We commence revenue recognition for all revenue streams when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service is being provided to the customer;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

In most instances, revenue from new customer acquisition is generated under subscription and services sales agreements with multiple elements, comprised of subscription and support fees from customers accessing our cloud-based platform and professional services. We evaluate each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within our control. Subscription and support have standalone value because we routinely sell them separately. Professional services have standalone value because we have sold professional services separately and there are several third-party vendors certified by PointClickCare that routinely provide similar professional services to our customers.

We allocate revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP, if neither VSOE nor TPE is available. As we have been unable to establish VSOE or TPE for the elements of its arrangements, we established the ESP for each element primarily by considering the weighted average of actual sales prices of professional services sold on a standalone basis and subscription and support including various add-on applications when sold together without professional services, and other factors such as gross margin objectives, pricing practices and growth strategy.

Subscription and support revenue

Subscription revenues are recognized ratably over the contract period commencing when the subscription service is made available to the customer. Subscriptions generally do not have a fixed term, but provide for cancellation with one month’s notice. An insignificant number of contracts have terms from one to three years.

The subscription agreements generally provide service level commitments of 99.6% uptime for each calendar year, excluding scheduled maintenance. The failure to meet this level of service availability could result in a customer’s immediate cancellation of its agreement. Upon cancellation for a breach of the service level commitment, we could be required to refund any prepaid subscription fees. As the majority of our customers are on month-to-month contracts, the value of any such refund would approximate one month’s subscription fees. In light of our historical uptime performance, we do not currently have any liabilities on our balance sheet related to these service level commitments.

Support revenue when billed separately is recognized on a straight line basis over the contract period.

Professional and other revenue

The majority of our professional services contracts are on a fixed fee basis and are recognized using the proportional performance method based on hours incurred as the project progresses.

Other revenue includes referral fees generated under partner and reseller agreements and are recognized when earned, generally on a monthly basis over the term of the referral entitlement period.

Internal use software development costs

We capitalize certain development costs incurred in connection with our internal use software. These capitalized costs generally relate to the development of additional applications that are integrated with our platform that we host and are accessed by our customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of intangible assets. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight line basis over its estimated useful life, generally three to seven years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended October 31, 2013 and 2012.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our solutions, re-assess the ongoing value of capitalized assets or the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs that are capitalized and amortized could change in future periods.

Accounting for stock-based compensation

Prior to the completion of this offering, we have maintained a 2012 Amended and Restated Stock Option Plan, or the 2012 Plan, for the purpose of granting stock options to our employees and directors. Under the 2012 Plan, options to purchase common shares are granted at an exercise price of not less than the market value on the effective date of the grant. Options generally vest on a straight line basis over four years and have a maximum life of ten years. In connection with the completion of this offering our board of directors intends to adopt a 2014 Omnibus Equity Incentive Plan intended to replace the 2012 Plan and no further grants will be made under our 2012 Plan.

Additionally, we have granted Restricted Share Awards under separate Restricted Share Agreements, or RSAs, in fiscal 2011 to selected executives and other key employees. Each RSA is entitled to receive one common share. In 2011, we effected a share for share exchange whereby each common share was exchanged for one common share and one Class B special share. In doing so, we created an equal number of RSAs for common shares and Class B special shares.

We use the fair value method for recording stock-based compensation for new awards granted, modified, repurchased or cancelled. We recognize compensation costs for stock option grants and restricted shares that vest over time based on continued employment on a straight-line basis over the vesting period. We use the Black-Scholes option pricing model for estimating the fair value of stock options. The fair value of restricted shares that do not also have performance-based vesting is based on the market value of shares on the grant date.

The vesting of certain RSAs is contingent upon meeting certain company-wide performance goals. These performance-based RSAs generally vest in three to seven equal annual tranches over the service period. The performance based RSAs’ grant date fair value is determined based on the value of the underlying shares on the grant date and is recognized over the vesting term. The performance metrics for certain performance based RSAs are only set by our board of directors annually in concert with the budgeting process. As such, there is no accounting for these awards until the performances metrics are set. For performance based RSAs where the performance metrics are established on the grant date, the fair value of the award is determined at the inception of the award.

Stock option valuation

The use of the option valuation model requires the input of subjective assumptions, including the estimated fair value of our common shares, the expected life of the option and the expected stock price volatility based on peer companies. We issue common shares upon the exercise of stock options. In addition, we issue common shares in connection with the grant of RSAs. The fair value of the stock option grants was estimated using the Black-Scholes option pricing model with the following assumptions:

	2012	2013
Weighted average fair value of the shares granted during the year	$2.26	$4.16
Risk free interest rate	1.44%	1%
Dividend yield	nil	nil
Expected life	6 years	6.25 years
Expected volatility	48%	45%

In determining the fair value of our equity-based awards, the risk-free interest rate for each award was based on the rate for United States Treasury zero-coupon bonds with maturities similar to the expected term of the award being valued. The expected life was based on a review of the period that our stock option awards are expected to be outstanding and is calculated using the simplified method, which represents the average of the contractual term of the options and the weighted-average vesting period of the options. We use the simplified method because we do not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term. The expected dividend yield is zero as our expectation is not to pay dividends in the foreseeable future. We do not have relevant historical data to develop our volatility assumptions and as a result we use the volatility of several public peer companies to determine our expected volatility.

Significant factors, assumptions and methodologies used in determining fair value of common shares

Because our common shares were not publically traded prior to our initial public offering, our board of directors estimated the fair value of our common shares at the time of each grant. The board of directors based their estimate on both objective and subjective factors. Factors considered by our board of directors included:

•	the completion of any equity financing transaction;

•	the nature and historical performance of our business;

•	our operating performance and financial condition;

•	general economic conditions and the specific outlook for our industry;

•	the lack of liquidity for our shares;

•	the expected timing and likelihood of achieving different liquidity events or remaining a private company.

We engaged an independent third-party valuator to perform valuations of our Class A redeemable convertible preferred shares, Class B special shares and common shares in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The valuation included a valuation as at each financial reporting quarter from October 31, 2011 to January 31, 2014 and as at April 10, 2014. The valuation approach selected for these valuations was the market approach based on comparable public companies.

The market approach is a general way of determining a value indication of a business, business ownership interest, security or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities or intangible assets that have been sold. Our market approach relied on comparisons to publicly traded stocks. When choosing the comparable companies to be used for the market approach, we focused on companies which provide software as a service in varying industries including healthcare. Our list of guideline public companies has changed over time due to factors such as acquisitions and initial public offerings.

After estimating our enterprise value, we allocated the equity among the Class A redeemable convertible preferred shares, Class B special shares and common shares using the option pricing method, or OPM, which constitutes one of the methods recommended by the Practice Aid of the American Institute of Certified Public Accountants for the valuation of equity in complex capital structure. The OPM treats Class A redeemable convertible preferred shares, Class B special shares and common shares as call options on the enterprise’s equity value, with exercise prices based on the conversion options of the preferred shares and stock options.

The following table summarizes all option grants from November 1, 2012 through the date of this prospectus:

Grant date	Number of options granted	Per share exercise price		Common share fair value per share at grant date
May 1, 2013	190,000	C$	9.38	C$	9.38
June 5, 2013	5,000	C$	9.38	C$	9.38
April 24, 2014	55,000	US$	17.42	US$	17.42
April 24, 2014	214,000	C$	19.22	C$	19.22
May 28, 2014	8,000	C$	19.22	C$	19.22

Stock options

Significant factors contributing to changes in common share fair value at the date of each grant beginning in fiscal year 2012 were as follows:

Grants made from April 15, 2013 to June 5, 2013. From April 15, 2013, through June 5, 2013, our board of directors made three grants totaling 195,000 options at an exercise price of $9.38 per share. The exercise price was determined using the same process set out above. As of each grant date, our performance was consistent with expectations of growth and there had been no meaningful changes in our equity structure or liquidity event scenarios since the April 19, 2012 stock option grant and as a result the board concluded that the methodology to estimate fair market value should remain consistent. The increase in the estimated value of our shares was primarily driven by the increase in our trailing and future twelve month revenue projections.

We compared our historical common share fair value determinations made by the board of directors to the valuations calculated by an external third-party valuation firm and noted that the estimated fair values were within the range of fair values in the valuation report.

Grants made in 2014. From April 24, 2014 to May 28, 2014, our board of directors granted 222,000 options at an exercise price of C$19.22 per share and 55,000 options at an exercise price of US$17.42 per share. The fair value for these grants was estimated based on the board of directors’ review and consideration of a number of factors, including an independent valuation report on the valuation of our common shares as of April 10, 2014. Our board of directors determined that there were no significant factors affecting the value of our common shares that occurred between April 10, 2014 and May 28, 2014 given the short duration in time between the valuation date and the grant date and given no meaningful changes in our equity structure or liquidity event scenarios since the April 10, 2014 valuation.

Restricted share awards

On December 30, 2010, we issued 423,746 RSAs. The awards have various valuation dates as the performance metrics for certain performance based RSAs are only set by our board of directors annually in concert with the budgeting process. As such, there is no accounting for these awards until the performances metrics are set. 110,752 shares vested at a fair value of $533,721 in fiscal 2012, and 119,043 shares vested at a fair value of $1,174,951 in fiscal 2013. We have measured the fair value of the awards based on a combination of factors including the fair values determined by a third-party valuator. Amounts used to value the RSAs on their respective measurement dates were consistent with the third-party valuation report.

Business acquisitions

We allocate the purchase price of any acquisitions to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities. In certain business acquisitions, we obtain the use of valuation specialists to assist with the valuation of identified intangible assets.

Recoverability of intangible assets

Intangible assets are amortized over their estimated useful lives. Judgment is used in establishing the appropriate useful lives. Upon completion of development, acquired in-process research and development assets are generally considered amortizable, finite-lived assets and are amortized over their estimated useful lives. We evaluate intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. No impairment of intangible assets was recorded in the years ended October 31, 2012 or 2013.

Income taxes

We account for income taxes using the asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carry forwards and other tax credits measured by applying currently enacted tax laws. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses between each of its legal entities that are located in several countries. Our determinations include many decisions based on management’s knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third parties. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. We may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves when it is more likely than not that an uncertain tax position will not be sustained upon examination by a taxing authority.

In assessing our ability to realize the future benefit associated with its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The ultimate realization is dependent on the generation of taxable income within the periods that those temporary differences become deductible. In making this determination, we consider various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income. Based on our historical and forecasted future losses, we have determined that the uncertainty regarding the realization of our assets is sufficient to warrant the need for a full valuation allowance against all of its deferred tax assets.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements (auditor discussion and analysis) and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we no longer meet the requirements of being an emerging growth company, upon the earlier of (1) the first fiscal year after our annual gross revenues are $1 billion or more, (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, and (3) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Quantitative and qualitative disclosures about market risk

We operate primarily in Canada and the United States and are evaluating international growth opportunities which expose us to market risk. These risks are primarily the result of fluctuation in foreign exchange rates and interest rates, as well as risks relating to changes in the general economic conditions in the countries where we conduct business.

Foreign currency exchange risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. Our customer contracts are generally denominated in the currencies of the countries in which the customer is located. Our historical revenue has been denominated in U.S. dollars and Canadian dollars. A 10% adverse change in foreign exchange rates on foreign-denominated cash and cash equivalents and accounts receivable at October 31, 2013 would have had a 6% adverse impact on our total cash and cash equivalents and accounts receivable balances at October 31, 2013. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and Canada. At October 31, 2013 approximately 70% of our employees are located in Canada. Additionally, a majority of our occupancy and related costs are located in Canada as a majority of our United States employees operate from home offices. Increases and decreases in Canadian denominated revenue from movements in foreign exchange rates are offset by the corresponding decreases or increases in our foreign-denominated operating expenses. Canadian dollar denominated revenues represented 12% of our total revenue in the year ended October 31, 2013.

We enter into foreign exchange forward contracts to manage our currency exposure on Canadian dollar operational cash flows. These forward contracts allow us to sell specific amounts of U.S. dollars in exchange for Canadian dollars at a set price at specific future dates. Historically our forward exchange contracts have not been designated as hedging instruments, therefore, the instruments are marked-to-market at the end of each reporting period with changes in the fair value recorded as other income or expense. During the years ended October 31, 2013 and 2012 we realized a loss of $0.1 million and a gain of $0.2 million, respectively, on foreign exchange forward contracts.

At October 31, 2013, the notional amount of U.S. dollars that can be sold for Canadian dollars is a minimum of $30 million and a maximum of $40.4 million. The fair value of these contracts at October 31, 2013 was $0.1 million. On November 27, 2013 we entered into a forward exchange contract to sell U.S. dollars for Canadian dollars. The notional amount of U.S. dollars that can be sold for Canadian dollars is a minimum of $24 million and a maximum of $32.4 million.

Interest rate risk

At October 31, 2013, we had cash and cash equivalents of $14.2 million. We maintain substantially all of our cash equivalents in an institutional money market mutual fund or in short term fixed income notes. The investments provide short term liquidity. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

At October 31, 2013, we had a term loan associated with the purchase of hardware, software and related maintenance with a balance of $0.3 million. This term loan is non-interest bearing and changes in interest rates would not have a significant impact on our outstanding borrowing.

BUSINESS

Overview

We are a leading provider of comprehensive cloud-based software solutions for the North American senior care industry. Our software-as-a-service, or SaaS, platform is designed specifically to enable critical business functions of skilled nursing and senior living facilities, including care delivery management, financial management, marketing, business intelligence and compliance. We believe the PointClickCare platform is the system of record for senior-care facilities that helps our customers improve quality of care and demonstrate better patient outcomes, enhance financial performance, facilitate interoperability among healthcare providers and simplify regulatory compliance.

The senior care industry is in a period of transformation, presenting a range of challenges for senior care providers. Driven by the confluence of a rapidly aging population and increasing healthcare costs, patient care delivery for seniors continues to transition from hospitals to senior care facilities, with senior care facilities experiencing a corresponding increase in patient acuity. At the same time, the industry is facing a changing reimbursement and payment landscape, growing demand to improve quality of care and demonstrate better patient outcomes, greater emphasis on managing patients across multiple facilities in the continuum of care delivery, and an increasingly complex regulatory and compliance environment. We believe that in order to meet these challenges and stay competitive, senior care providers need to adopt scalable and adaptable technology solutions that centralize key patient information, streamline daily operations, improve financial performance, facilitate care delivery across care settings and meet regulatory requirements.

We offer an integrated software platform, specifically designed for the senior care industry, which utilizes advanced cloud computing and data management technologies. Our multi-tenant architecture allows us to deliver applications that are highly functional, flexible and fast, and that can be easily deployed on a variety of devices within our customers’ operations. Our platform is comprised of three primary components: our core platform, add-on applications and an interoperability engine. Our core platform is an integrated electronic health record, or EHR, and revenue cycle management, or RCM, solution. Our add-on applications are built on top of our core platform, and include additional care delivery management, financial management, marketing and business intelligence solutions. Our interoperability engine allows our customers to integrate with a wide variety of external entities critical to their operations. Our solutions achieved the number one ranking as the category leader for long-term care as reported by KLAS in their “2013: Best in KLAS: Software and Services” report, released January 29, 2014.

Strong customer relationships have been a key component of our success since we began marketing our SaaS platform in 2000. We provide our solutions to approximately 2,000 senior care providers. At May 30, 2014, these providers were using our platform in more than 9,000 senior care facilities, serving approximately 750,000 residents per day. Our customers range from small individually-owned senior care facilities to regional and national chains, including nine of the ten largest skilled nursing facility providers and five of the ten largest senior living providers in the United States and Canada. Our customers range from small individually-owned senior care facilities to regional and national chains, including nine of the ten largest skilled nursing providers and five of the ten largest senior living providers in North America. Approximately 17% of the senior care facilities in the United States and Canada currently use our platform, and we believe that the remaining 83% of the facilities, or approximately 43,000 facilities, represents an attractive pool of potential new customers.

Facility-based senior care providers, including skilled nursing and senior living facilities in the United States and Canada represent our core target market today. We estimate that our total addressable opportunity for full implementation of software products in our core market is approximately $2.2 billion annually. We believe that our 2013 revenue represents approximately 4% of the total opportunity within our core market of senior care facilities in North America. As expenditures in North American senior care facilities are expected to grow approximately 6% annually from 2013 to 2022, we expect that our core addressable opportunity will continue to increase as well, and could reach $3.7 billion annually by 2022. Additionally, we believe that attractive markets for our software products exist in senior care facilities in international markets and in other adjacent senior care markets in North America. We estimate that our total addressable opportunity in eight countries outside of North America that we believe are most attractive to us could exceed $2 billion annually and our total addressable opportunity for adjacent senior care markets in North America, including in-home care, exceeds $0.6 billion annually. Our total addressable opportunity, as comprised of our core market, select international markets and adjacent senior care markets is therefore estimated to be approximately $5 billion annually.

We have strong visibility into our operating results based on our revenue model and high customer retention rates. For fiscal years 2012 and 2013 our annual customer facility retention rate was in excess of 99%. Our total revenue increased from $59.2 million in fiscal 2012 to $82.1 million in fiscal 2013, representing a 39% year-over-year increase. Our subscription and support revenue increased from $50.1 million in fiscal 2012 to $70.5 million in fiscal 2013, representing a 41% year-over-year increase. Subscription and support revenue represented 85% and 86% of total revenue in fiscal 2012 and 2013, respectively. We had net income of $0.1 million in fiscal 2012 and a net loss of $3.3 million in fiscal 2013. Our Adjusted EBITDA was $3.1 million in fiscal 2012 and $1.5 million in fiscal 2013. See “Selected Consolidated Financial Data” for an explanation of the calculation of Adjusted EBITDA.

Industry Background

Overview of the Senior Care Industry

The senior care industry is large and growing. Seniors - those individuals 65 years of age and older - make up only 13% of the current population of the United States, yet they account for 37% of healthcare costs. According to data from the Centers for Medicare and Medicaid Services, or CMS, spending on facility-based and in-home senior care in the United States was $238 billion in 2013 and is projected to grow to $421 billion by 2022. Growth in senior care expenditures is driven by growth in the senior population, increasing acuity of patients, and the rapidly escalating costs of delivering care to seniors. We believe similar trends exist in other countries.

The senior care continuum includes many settings. Senior care is delivered in a wide range of settings, including acute care, ambulatory care, and post-acute care facilities and in patients’ homes. After receiving treatment in an acute care or ambulatory care facility, seniors are often discharged to lower cost, post-acute care settings for further treatment. Generally, these post-acute care settings, listed in decreasing order of patient acuity and cost, include skilled nursing facilities, or SNFs, senior living facilities (such as assisted living facilities, or ALFs, independent living facilities, or ILFs, and continuing care retirement communities, or CCRCs) and the patient’s home (where in-home care services such as home health care, hospice care, private duty care or informal care are delivered). The following graphic displays the senior care continuum:

There is a critical need for facility-based senior care. As overall healthcare expenditures continue to rise, payors are increasingly focused on providing services in lower cost care settings. Post-acute providers offer services to seniors that may include living quarters, daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for a fraction of the cost as compared to higher acuity care settings. With an average Medicare cost per patient day of approximately $400 in a skilled nursing facility, as compared to $1,850 in an acute care hospital, post-acute settings have become a preferred alternative for payors and providers to offer high quality, lower-cost care.

Key Trends Transforming the Senior Care Industry

Growing senior population. Due to longer life spans and the baby boom generation reaching retirement age, the number of seniors in the United States is projected to grow 78% over the next 16 years, from 40 million seniors, or 13% of the population in 2012, to 71 million seniors, or 19% of the population, by 2030. In Canada, the senior population is expected to grow by 74% over the same time period, from 5.3 million seniors, or 15% of the population in 2013, to 9.3 million seniors, or 24% of the population, by 2031.

Changing reimbursement and payment landscape. The reimbursement environment for senior care providers remains challenging. With approximately 75% of SNF industry revenue coming from Medicare and Medicaid in the United States, and increasing pressure to reduce government spending, federal and state funded per patient day reimbursement rates have not kept pace with medical cost inflation and, in many cases, have actually declined. Recently enacted, pending and proposed legislation at the federal and state levels in the United States (including those enacted through healthcare reform) could continue to pressure reimbursement rates for senior care providers. Furthermore, as government and commercial payors introduce new payment and risk-sharing models such as bundled payments, value-based purchasing, and accountable care organizations, or ACOs, it is likely reimbursement pressure on senior care providers will continue to increase. In Canada, there are periodic healthcare reform demands at the federal and provincial levels of government that may also pressure industry funding.

Need to improve quality of care and demonstrate better patient outcomes. As the healthcare system continues to emphasize high quality care in lower cost settings, effective senior care providers that can improve quality of care and demonstrate better patient outcomes are typically rewarded with greater patient volumes. A senior care provider’s inability to deliver high quality care can result in more hospital readmissions. As hospitals are being penalized for readmissions within 30 days of discharge, this can strain critical referral relationships with acute care providers, who are the primary drivers of occupancy. Additionally, as many payors and acute care providers implement new strategies to lower healthcare costs, such as narrower networks of post-acute providers and new payment models that emphasize risk sharing, a senior care provider’s ability to prove better patient outcomes has become a critical component in their ability to become part of those networks and generate more patient referrals.

Need to better manage patients across the continuum of care. Facility-based senior care providers have seen an increase in the average acuity levels of their patients over the last several years. Although this increased acuity can translate to higher reimbursement rates, providers must enhance their clinical capabilities and hire or train staff to provide services that were previously reserved for facilities upstream in the continuum of care. Additionally, while patient acuity in senior care facilities has increased on average over the last five years, we believe the average length of stays has decreased over that same period. Patients are being moved through the continuum of care to lower cost settings more quickly. Some facility-based senior care providers are enhancing their value proposition to referral sources by providing comprehensive post-acute care that manages a patient across multiple senior care settings.

Increasing costs require more operational efficiency. Labor and employee benefit costs, insurance costs and regulatory compliance costs continue to increase for facility-based senior care providers. As payroll is the largest expense of senior care facilities, increasing operational efficiencies and automating tasks can significantly reduce staffing, overtime and agency costs. Additionally, due to high annual personnel turnover in the senior care industry, expenses to train new staff have been growing, driving demand to simplify operational and training processes.

Pressure to adopt a complete, comprehensive electronic patient record. Focus on higher quality of care and reduction of errors in healthcare has prompted the adoption of technologies that support informed decision-making and promote accurate patient data capture, retention, and sharing across multiple settings of care. Implementation of a comprehensive electronic patient record can provide a complete view of a patient’s medical history, medications and plan of care. For example, 93% of hospitals in the United States have implemented or are in the process of implementing an electronic health record. As acute and post-acute care providers are increasingly interdependent, there is a demand to have a comprehensive electronic patient record supporting the smooth transition of patients’ health information across the care continuum.

Increasingly complex regulatory and compliance laws. The facility-based senior care industry is heavily regulated at both the federal and state or provincial levels, requiring each provider to comply with multiple layers of regulation. With increased focus by government payors both on improving quality, and on reducing fraud, waste and abuse within the healthcare system, there are increased pressures to justify reimbursement through better documentation of care, to better protect patient information, and to comply with mandated operating guidelines. For example, laws that seek to protect patients’ health information require careful coordination between caregivers and administrators to secure and maintain patient data. These increased regulatory and compliance demands require greater levels of administrative oversight, potentially increasing costs and decreasing operating margins of senior care providers.

Need to update legacy IT systems that do not address the current challenges of the senior care industry. Many senior care providers continue to use a collection of disparate and non-integrated clinical and financial products that have limited functionality and are not mobile friendly. These legacy IT systems often require cumbersome, time-consuming and inefficient paper-based processes to supplement critical workflows, and lack analytics and business intelligence capabilities that provide real-time, actionable operational insights. Additionally, we believe it is difficult for many senior care facilities to maintain the staff and IT resources required to implement and support a complex technology infrastructure. As a result, facility-based senior care providers require IT systems that enable them to address key clinical, financial, operational and regulatory challenges quickly and effectively, and that are easy to deploy and maintain.

Our Addressable Market

We believe our total addressable opportunity is comprised of the following three key markets:

•	North American facility-based senior care market: Facility-based senior care providers in the United States and Canada represent our core target market today. According to CMS, Centers for Disease Control and Prevention, Statistics Canada and the National Center for Assisted Living, there are a total of nearly two million skilled nursing beds in approximately 18,000 facilities and more than one million assisted living units in 33,500 facilities in North America. We estimate that our total addressable opportunity for full implementation of industry-specific software products in our core target market is approximately $2.2 billion annually. Our estimate of our total addressable opportunity in North America was calculated by multiplying the number of senior care facility beds by the estimated average selling price per patient day of all software products that are utilized in senior care facilities. We believe that our 2013 revenue represents approximately 4% of the total opportunity within our core market of facility-based senior care providers in North America.

As expenditures in North American senior care facilities are expected to grow approximately 6% annually from $261 billion in 2013 to $446 billion by 2022, we expect that our core addressable opportunity will continue to increase as well. Assuming a similar percentage of expenditures for software products by North American facility-based senior care providers in 2022 as in 2013, we believe that the addressable market for our software products in our core facility-based senior care market could increase to $3.7 billion annually by 2022.

•	International facility-based senior care market: Facility-based senior care providers in multiple international markets experience trends similar to those in North America, and we believe present an opportunity for our PointClickCare solution. We have identified eight international markets which, based on our analysis, represent the most attractive opportunities for us. Based on our estimates, there is a total of approximately 6.3 million patient beds in those eight markets. We estimate that the total addressable opportunity for full implementation of software products in senior care facilities in these eight countries could exceed $2 billion annually. Consistent with our estimate of the core target market opportunity in North America, our estimate of our total addressable opportunity outside of North America is calculated by multiplying the estimated number of senior care facility beds in those countries by the estimated average selling price per patient day for all industry-specific software products that are utilized in senior care facilities. To account for differences between our North American market and other global markets, we adjusted our estimates by applying a significant discount to the assumed average selling price per patient day.

•	Adjacent senior care markets in North America: We believe our software products have applicability in senior care settings other than senior care facilities, such as in-home care and informal care. We estimate that the total addressable opportunity for full implementation of software products for in-home care services in North America, including private duty nursing, home health and hospice is approximately $0.6 billion annually. Our estimate of our total addressable in-home care market is based on calculations which rely on the estimated number of private duty, home health and hospice agencies in North America and the estimated average agency pricing for the full utilization rate of all industry-specific software products used by providers. Additionally, we believe that over time there could be a significant market opportunity in the informal care market, providing solutions that help unskilled and unpaid caregivers provide care to family and friends.

Therefore, we believe our total addressable opportunity in the three above markets is approximately $5 billion.

PointClickCare’s Solutions

Our solutions are designed to serve as the system of record for facility-based senior care providers. Our technology enables senior care providers to effectively manage their businesses and to address critical industry challenges.

Our Strengths

The key strengths of our solutions are:

•	Purpose-built for the senior care industry. Our platform is purpose-built for the senior care industry, by a team with deep knowledge of the operational needs of the industry. The senior care industry is unique, in that it includes aspects of the healthcare, residential, nutrition and hospitality industries, and operates under a complex and ever-changing regulatory framework. The unique workflows and needs of the senior care industry are not easily captured by generic or horizontal software solutions. We have been developing and refining our industry-specific solutions with constant customer input over 15 years, and we have invested over 1,000 person years in research and development. Our customers view us as a strategic partner in their businesses and we regularly engage with them through customer advisory boards, regional user groups and direct feedback to develop new applications that address industry needs. As an example, we recently developed a Practitioner Portal leveraging a focus group of customer advisors.

•	Comprehensive technology platform. We offer a comprehensive technology platform to manage the core functions of our customers’ operations, making us their system of record. Our core platform is embedded throughout their workflows from bedside care through billing and financial management. Because we offer integrated modular add-on applications, our customers often expand their use of the PointClickCare solutions over time. Our customers have consistently told us that they prefer our comprehensive single-vendor system for ease of management and integration. As a result, we believe that our technology platform becomes critical to our clients’ processes and is difficult to displace.

•	Multi-tenant software-as-a-service model. Our solutions use a multi-tenant architecture that allows multiple customers to leverage our hardware and software infrastructure while keeping each customer’s data securely separated in individual databases. Our model requires minimal upfront investment from our customers and is easy for them to adopt, use, configure, scale and manage. Benefits to customers of our SaaS platform include our extensive development capability, rapid deployment model, ease of configuration, and our high performance, high reliability, 24x7 monitored, hosted infrastructure. Our PointClickCare solution is deployed in all 50 states in the United States and five provinces in Canada and can be easily adapted to support ongoing billing and regulatory requirements.

•	Scalable enterprise solution. We have built a highly scalable enterprise solution with the functionality required to manage multiple facilities serving tens of thousands of patients, and to grow with our customers as they acquire or open new facilities. We enable our customers to roll up data and reporting from their facilities to centralize billing and other back office functions. This scalability is particularly important to our regional and national chain customers, which generally have facilities in multiple states.

•	Deep integration with extensive ecosystem of provider partners. In order to deliver high quality patient care, senior care providers need to integrate closely and seamlessly with other care providers, inside and outside the facility. We enable our customers to communicate with physicians, hospitals, pharmacies and various health information exchanges, or HIEs, electronically. This enables caregivers to increasingly create, transmit and access actionable information across the continuum of care, minimizing duplicative data entry, which can lead to lower risk of errors and better operational efficiency.

The Benefits of our Solutions

We believe our solutions provide the following benefits, which contribute to the success of our customers by enabling them to:

•	Improve quality of care and demonstrate better patient outcomes. Our customers’ ability to improve care and demonstrate better patient outcomes can result in hospitals and other providers referring more patients to the senior care facility. This may also reduce costly regulatory reviews for the facility, lead to higher patient and family satisfaction, and reduce litigation risk. We have a strong focus on helping our customers improve patient outcomes by:

•	embedding industry-leading, evidence-based care protocols into our core platform;

•	facilitating early identification of high-risk issues, which can reduce hospital admissions and readmissions;

•	enabling a reduction in medication errors;

•	allowing clinical staff to spend more time on patient care, rather than on administrative tasks; and

•	improving continuity of care by providing better information about patient condition and care plan.

•	Increase operating efficiency and reduce our customers’ operating costs. Our customers are focused on improving operating efficiency and reducing their costs. Our solutions help our customers achieve these goals by:

•	lowering the cost of implementing and maintaining clinical and financial systems through our cloud-based model;

•	reducing head-count and improving efficiencies by more effectively running centralized management functions such as billing, collections and marketing; and

•	providing analytics and benchmarking analyses which allow our customers to improve operations.

•	Enable complete and accurate revenue capture. We believe our solutions can make a meaningful improvement in our customers’ ability to completely and accurately capture revenue by:

•	improving data capture at the point of care and providing a systematic electronic approach to capturing reimbursable and billable services;

•	reducing the time it takes to receive payment through better data accuracy and faster reimbursement processes, resulting in better cash flow and fewer claim rejections; and

•	providing clinical tools to better manage higher-acuity patients and to thereby improve overall revenue mix.

•	Facilitate interoperability across healthcare providers. There are many participants in facility-based senior care, including facilities of different acuity levels, physicians, pharmacies, and many ancillary providers. We provide the means for our clients to seamlessly coordinate with the many providers and levels of care by:

•	improving connectivity across HIEs, hospitals, pharmacies, lab providers, physicians and other healthcare providers through a comprehensive electronic record of patient care;

•	enabling safer transitions of care between care settings, including from acute care hospitals to SNFs and patient homes and vice versa; and

•	enabling physicians to better monitor and care for patients remotely through our mobile applications.

•	Better manage risk and simplify regulatory compliance. Due to the heavy regulation of the facility-based senior care industry, our customers have to comply with many overlapping reporting and auditing mandates. Our platform helps our customers manage risk and regulatory compliance by:

•	reducing the risk of occurrence of adverse events such as medication errors through better clinical decision support tools and monitoring;

•	providing tools to promote adherence to clinical and documentation policies; and

•	allowing our customers to respond to regulatory, compliance and legal audits by easily generating required reports.

Our Growth Strategy

We intend to further strengthen our position as a leading provider of software to the senior care industry by:

•	Increasing our market share. We intend to continue to increase our market share by:

•	Continuing to expand our customer base organically. We currently serve more than 9,000, or 17% of the estimated 52,000 senior care facilities in North America, and we believe the remaining 83% of the market represents an attractive pool of potential new customers. We implemented approximately 1,000 new facilities in fiscal 2012 and 2,000 new facilities in fiscal 2013. In order to further expand our customer base, we are making significant investments to grow our sales presence across multiple markets, as well as growing our referral relationships.

•	Driving increased awareness of our PointClickCare brand. We are recognized as the leading provider of cloud-based software for the facility-based senior care industry. PointClickCare achieved the number one ranking as the category leader for long-term care in 2013 as reported by KLAS in their “2013: Best in KLAS: Software and Services” report, released January 29, 2014. We are investing in marketing and account development to further drive PointClickCare brand awareness and adoption in our target markets.

•	Continuing to extend our technology leadership and develop innovative solutions. We believe we win new customers based on the strength of our software solutions. Our scale allows us to invest significantly more in research and development than many of our competitors in order to serve the growing needs of our customers. We plan to sustain our product innovation by continuing to hire strong technical talent, improving our core technology, and maintaining an agile organization that supports rapid release cycles.

•	Reducing barriers to adoption of our platform. We believe the high cost of acquisition, implementation and training are often significant barriers for adoption of software solutions in the senior care industry. Our low upfront cost and volume-based pricing model allows customers to easily deploy our software without significant upfront costs for hardware, software and data center expenses. We recently released our SmartPath training solution, which provides a subscription service for ongoing web-based instructor-led, live training service, making it easier for our customers to train their constantly evolving staff and therefore, making it easier for our customers to realize the full benefits of deploying our solutions.

•	Increasing our wallet share. We believe that we have the opportunity to substantially increase our revenue from our existing customers by:

•	Selling more of our products to our existing customer base. Our typical customer purchases our core platform and one or two of our ten currently available add-on applications. Following their initial purchase, our customers often acquire additional applications over time. Some customers, such as HCR ManorCare, have acquired substantially all of our solutions as we introduced them to the market. We believe that our customers’ budgets and expenditures for technology solutions will increase in response to continuing pressure to meet complex regulatory requirements and demonstrate improved care outcomes.

•	Selling new products to our existing customer base. We continue to develop and acquire new software solutions that become part of our platform and better meet customers’ existing needs or provide new innovative solutions to solve unmet needs. For example, we introduced a Point of Care solution in 2007, and currently more than 60% of our customers subscribe to this add-on application. We introduced our interoperability engine in 2007 and currently more than 55% of our customers subscribed to this applications. During the last 12 months we released six new products, and we expect to generate significant revenue from our existing and new customers from these products.

•	Acquiring new solutions. We supplement our internal development efforts with a highly-targeted strategy to acquire additional software solutions that we believe address customer needs and that we can effectively integrate into our core platform.

•	Continuing to focus on customer satisfaction. We actively monitor customer satisfaction through net promoter score tracking and customer surveys. We believe that satisfied customers lead to high retention rates, more referrals and additional sales to existing customers.

•	Expanding into adjacent markets. As our customers enter other markets, we believe they would prefer to use our platform across all of their operations, providing us with an opportunity to expand into these markets with our customers.

•	Expanding our solution for new senior care settings. We began by developing a leading software platform for skilled nursing facilities. As our SNF customers acquired or developed senior living facilities, many chose to use our core platform in these new facilities. We have since expanded the capabilities of our core platform to better meet the specific requirements of the senior living market. Approximately 600 of our customers use our solutions in both skilled nursing and senior living facilities. As our customers continue to expand into adjacent markets across the senior care continuum, such as in-home care, we believe we are well positioned to continue to grow in these markets.

•	Expanding into select international markets. Some of our current customers operate internationally and have asked us to adapt our solution to the requirements of those overseas markets to offer seamless integration across their operations. We believe that following our current customers into international markets allows us to expand internationally with lower risk. For example, when Sunrise Senior Living selected the PointClickCare platform for its senior living facilities, it requested that the same platform be used in all of their facilities in the United States, Canada and the United Kingdom. We will continue to evaluate various international markets and may expand into select markets that have substantial potential independent of our customers.

The PointClickCare Products

Our integrated cloud-based software platform is comprised of three primary components: our core platform, add-on applications, and an interoperability engine.

Our core platform is an integrated electronic health record and revenue cycle management solution. This platform is designed to capture and securely store clinical, financial and administrative data within a single database for each customer, allowing our customers to create efficiencies between the process of delivering and documenting care and the process of billing and collecting for services rendered. Importantly, our core platform supports constantly evolving federal, state and provincial regulatory requirements. Our add-on applications are built on top of our core platform, and include care delivery management, financial management, marketing and business intelligence solutions. Our interoperability engine allows our customers to connect with a wide variety of external entities critical to their operations, including post-acute providers, healthcare services providers, health information entities, and technology vendors.

We also offer a subscription-based implementation and training program called PointClickCare SmartPath that enables our customers to easily adopt and optimize the use of our products.

Core Senior Care Platform

Our cloud-based platform serves as the core operating foundation for facility-based senior care providers by delivering the essential integrated capabilities of a regulatory compliant electronic health record and revenue cycle management solution.

Electronic Health Record (EHR)

Driving the core capabilities of clinical healthcare delivery on our platform is the EHR, which enables facility-based senior care providers to effectively document and manage the entire lifecycle of patient care. Features include regulatory and user-defined assessments, care and service plans, progress notes, medications, vitals, diagnoses, allergies, immunizations, and incident tracking, and also include relevant tasks and alerts to improve the quality and efficiency of care delivery.

Revenue Cycle Management (RCM)

Complementing the clinical EHR component of our core platform is our Revenue Cycle Management software solution, which includes the following capabilities:

Accounts Receivable and Billing. Driven by a combination of admission, discharge, and transfer census events, as well as importing and entry of ancillary charges, adjustments and cash receipting, this feature set ensures accurate patient billing for major payors (private, Medicare, Medicaid, managed care, and other commercial insurance) and standard reporting and data exporting to support facility or organizational needs.

Census Management. Census management capabilities allow customers to track patient admission, discharge and transfer, or ADT, events and to drive the care delivery and billing processes. Quick ADT capabilities allow nursing staff to document census changes in real time, while ensuring the business office is notified and information can be reviewed and verified prior to billing.

Claims. Our claims feature automatically generates claims for Medicare, Medicaid, managed care and commercial payors.

Collections. The collections feature improves the accuracy and efficiency of tracking overdue patient accounts and producing collection letters.

Application Sets and Add-ons

We offer a variety of applications that integrate with and enhance the utilization of our core senior care platform. These applications for care delivery management, financial management, marketing, and business intelligence are available as additions to our platform through packaging options or add-on subscriptions.

Care Delivery Management Add-On Applications

Our care delivery management applications extend the capabilities of the core platform, further enabling the entire multi-disciplinary care team to work collaboratively and accelerate decision-making by streamlining clinical workflow. Applications within the care delivery management application set include:

Order Management. Order Management includes order entry, tracking and reporting of all order types (including prescription, laboratory test and dietary orders) leveraging order templates to assist in supporting best practices and protocols. Additional features include pharmacy formulary compliance to ensure reimbursement, and drug and allergy alerts to help prevent adverse patient outcomes.

eINTERACT. Our implementation of eINTERACT is the first certified software implementation of the INTERACT quality improvement program in the industry. “Interventions to Reduce Acute Care Transfers,” or INTERACT, is a set of evidence-based protocols that help manage changes in a resident’s condition to reduce the frequency of hospital readmissions. eINTERACT embeds approved INTERACT functions within our EHR.

Point of Care (POC). POC enables care team members to more easily access key information, task lists and schedules, complete documentation and receive alerts, all within close proximity to a patient, through the use of wall-mounted kiosks or mobile devices.

Electronic Medication Administration Record (eMAR). eMAR expands the capabilities of Order Management and supports the timely electronic documentation of medication and treatment administration.

Integrated Medication Management. Integrated Medication Management expands the capabilities of Order Management and eMAR to support electronic transmission of medication orders directly to certified pharmacy systems.

Secure Conversations. Secure Conversations is a HIPAA-compliant text messaging solution that enables the care team to securely collaborate on decisions of care while our EHR platform permits users to capture the content of conversations and updates the patient health record.

Practitioner Engagement. Practitioner Engagement offers a suite of mobile applications designed to support better communication and workflow between nurses and on-site or remote physicians/practitioners.

Tray Card. Tray Card maintains patient nutritional profiles in a single system with the ability to generate automated nutritional labels tailored for each patient. This application enables compliance with policy, nutritional standards, corporate standards and other regulatory requirements.

Financial Management Add-on Applications

Financial management applications integrate with clinical and administrative modules to ensure complete and accurate financial management of our customers’ operations. Available add-on financial management applications include:

General Ledger and Accounts Payable. The General Ledger and Accounts Payable application provides a basic financial accounting functionality that is integrated into our solution and customized for our senior care market. It is particularly well suited for small and medium sized customers.

Marketing Add-on Applications

To help our customers establish stronger relationships with their patient referral sources we offer applications that simplify the pre-admission process by automatically tracking pertinent clinical and financial information. Available marketing and pre-admission add-on applications include:

Inquiry and Referral Management (IRM). IRM allows sales and marketing staff to manage the pre-admission process, which may improve facility occupancy and case mix. This solution expedites the admission process and enables staff to manage vital patient information, external contact management and account management activities.

Eligibility Checks. We offer automatic and real-time patient insurance eligibility verification with our eligibility clearinghouse partner when insurance information is added or updated.

Business Intelligence Add-on Applications

Our solutions enable our customers to turn data into a strategic asset by deriving key insights into how their businesses are performing, enabling management to make informed strategic and operational decisions. Our business intelligence applications provide clinical decision support tools embedded throughout our core platform and add-on applications, with management dashboards, trend enterprise reporting, and analytics.

Pro-Tracking. Pro-Tracking is a quality improvement application designed to help our customers in the United States comply with current “minimum data set”, or MDS, standards, through MDS verification checks, and to help improve regulatory compliance and resident care. In addition to validating coding in each MDS assessment, Pro-Tracking offers reports to assist providers in identifying trends and perform analysis on data submitted to CMS.

MDS Analytics. This solution integrates a third-party application to deliver data-driven validation of patient records to help our Canadian customers comply with MDS standards for resident clinical assessment. PointClickCare MDS Analytics provides feedback on potential data integrity issues, enabling users to easily identify and address data coding inconsistencies prior to submission to the Canadian Institute for Health Information.

Interoperability Engine

Our customers can purchase a variety of optional vendor integration packages, add-on applications, and health information exchange interfaces to connect and share patient information with a wide range of key industry participants, including:

Healthcare Providers. Our customers can securely share patient information with hospitals, physicians and other practitioners, and other post-acute care providers.

Health Information Networks. Our customers can connect to and share information with health information exchanges (HIEs), accountable care organizations (ACOs), health information service providers (HISPs) and CMS.

Third-Party Service Providers and Technology Vendors. Leveraging a variety of optional vendor integrations, our customers can exchange information directly between our core platform and various third parties, including institutional pharmacy and lab systems, intelligent medical devices and sensors, software applications and monitoring systems.

Implementation and Training Services

We provide a comprehensive set of services to help our customers maximize the value they get from our platform. We utilize a well-established implementation methodology that includes configuration of our product to meet our customers’ needs. We have successfully implemented more than 9,000 facilities on our platform, including approximately 1,000 new facilities in fiscal 2012 and 2,000 new facilities in fiscal 2013.

In November 2013, we introduced a new implementation and training delivery model, SmartPath, which we believe reduces barriers to implementing and adopting our platform. SmartPath is a subscription-based implementation and ongoing training program offering our customers unlimited access to a wide variety of web-delivered, instructor led (live) product training courses. We realize that as the facility-based senior care industry has high staff turnover, allowing new employees to quickly become proficient on our platform is a key requirement of our customers and makes it easier for them to realize the full benefits of deploying our solution.

Customers

We are the industry leader in North America based on both the number of customer facilities using our solutions and the numbers of beds served by those facilities. We provide our solutions to approximately 2,000 senior care providers. At April 30, 2014, these providers were using our platform in more than 9,000 senior care facilities, serving approximately 750,000 residents per day. Our customers range from individually-owned senior care facilities to regional and national chains, including nine of the ten largest skilled nursing providers and five of the ten largest senior living providers in the United States and Canada.

The following is a list of our largest customers:

Consulate Health Care

The Ensign Group

The Evangelical Lutheran Good Samaritan Society

Extendicare Health Services Inc.

Genesis Health Corporation

Golden Living

HCR ManorCare

Revera

Sunrise Senior Living

The following are examples of how some of our customers benefit from our software solutions.

HCR ManorCare

HCR ManorCare, or HCR, is a leading provider of post-acute senior care services, with more than 500 skilled nursing and rehabilitation centers, assisted living facilities, outpatient rehabilitation clinics, and hospice and home health care agencies. In 2004, HCR initiated a project to replace the aging clinical and financial systems used by its skilled nursing and assisted living centers. Following a thorough analysis and evaluation process, HCR selected PointClickCare’s platform for reasons that included: the benefits of our SaaS model, proven scalability, superior integration between our clinical and financial solutions and a strong faith in the company’s leadership.

HCR decided to implement our solution in phases. HCR first implemented our core platform to automate census, care planning, patient billing, and minimum data set reporting. Two years later HCR extended the platform by adding our Point of Care module to track “activities of daily living.” HCR is well into the rollout of our Order Management module including electronic medication and treatment administration and electronic data interchange with their primary pharmacy. Finally, HCR has begun to deploy our secure text messaging application.

HCR has adopted substantially all new applications that we have released since it became a customer, demonstrating its commitment to our platform as the core system of record used to manage its key business operations.

Sunrise Senior Living

Sunrise Senior Living, or Sunrise, is one of the largest North American senior living chains with almost 300 communities offering independent living, assisted living, nursing and rehabilitation services to as many as 27,000 residents in the United States, Canada and the United Kingdom. In 2014, Sunrise adopted our core platform in its skilled nursing facilities in North America. Furthermore, one of Sunrise’s goals in adopting our platform is to have a single EHR, RCM and management software platform across all of its communities.

Sunny Vista Living Center

Located in Colorado Springs, CO, Sunny Vista Living Center, or Sunny Vista, is a 116-bed independent facility that specializes in rehabilitative services, restorative therapy, and 24-hour long-term care. The not-for-profit facility chose our EHR and RCM platform as well as our Point of Care, and Electronic Medical Administration Record solutions to electronically manage and improve business, billing, and patient care activities. Through the use of our platform, Sunny Vista realized a 96% reduction in time required for end-of-shift audits, a 75% decrease in rejections of MDS assessments, a 90% reduction in time required to enter patient medication orders, an increase in Medicare Advantage reimbursements and a 15-hour per month reduction in time to process month-end close.

Sales and Marketing

Sales

We sell subscriptions to our cloud-based software and services primarily through a direct sales force located in various geographies across North America. The sales team is comprised of a new customer acquisition team, an inside sales team, and an indirect sales team. Our new customer acquisition team is multi-tiered and subdivided based on end market (skilled nursing and senior living), segment size (chain and independent) and function (lead development, operations and training). Our inside sales team is responsible for selling new products and services to existing customers. Our indirect sales team is responsible for establishing third-party partner relationships with organizations serving our end markets and which provide referrals of our solution to their end customers.

Marketing

We generate prospects, accelerate sales opportunities and build brand awareness through our marketing programs, strategic relationships and proactive tele-prospecting efforts.

Our principal marketing programs include:

•	use of our corporate website and subject-matter based microsites to provide solution and company information, as well as learning opportunities for potential customers;

•	participation in and sponsorship of conferences, executive events, trade shows and industry events, including our annual customer and partner summit;

•	integrated inbound and outbound marketing campaigns, including direct email, social media, online advertising and sponsorship, speaking engagements, thought leadership, blogs, telemarketing, advertising and editorial placement, and webinars; and

•	media and analyst relations.

Our sales and marketing expenses were $11.5 million and $17.4 million for the fiscal years ended October 31, 2012 and 2013, respectively.

Technology Infrastructure and Operations

As an enterprise cloud software vendor since 2000, we continue to deploy our solutions using a SaaS model. Our customers access our software via the web or mobile devices, rather than by installing software on their premises. Through our multi-tenant platform, our customers access our software with multiple possible configurations enabled by our metadata-driven framework. The multi-tenant approach provides significant operating leverage and improved efficiency as it reduces fixed costs and minimizes unused hardware capacity, allowing us to provide a more efficient solution for our customers. In addition, our software architecture gives us an advantage over vendors of legacy systems which may be using a less flexible architecture that would require significant time and expense to update.

We host our applications and serve all of our customers from two data centers in separate locations. We maintain separate data centers for our United States and Canadian customers. We use third-party vendors to operate these data centers, which are designed to host mission-critical computer systems and have industry-standard measures in place to minimize service interruptions. Our technical operations staff manages the technology stacks supporting our platform and uses automated monitoring tools throughout our system to detect unusual events or malfunctions that could interfere with our customers’ or partners’ use of our platform. We monitor our applications by verifying that all applications, interfaces and supporting middleware are operational. If our monitoring tools detect a problem, they notify our team of operations staff, which follows a quick response protocol to diagnose and resolve the problem. We have daily backups made and delivered to a secure location, and have procedures in place in conjunction with a third-party vendor designed to restore all customers to full operation using the third-party site within 72 hours of a disaster at one of our data centers. We take the security of our data and our systems very seriously and focus on minimizing the risk of vulnerabilities in our system.

We are customer focused in the selection and deployment of technology to improve our user experience, thereby improving the quality of care. We use proven commercial and open source off the shelf software together with our own custom development to build scalable and high performing applications. Our software runs on clusters of commodity hardware and scales both horizontally and vertically.

Competition

While there are many point solutions available for the senior care market, which compete against portions of our offerings, we believe our main current and potential competition includes vendors that offer fully integrated clinical and financial systems or that are significant EHR vendors in the acute-care market.

•	Senior care focused EHR and RCM vendors

•	HealthMedx
•	MatrixCare
•	America HealthTech

•	Acute care EHR and RCM vendors

•	Cerner
•	Epic
•	McKesson
•	Allscripts

•	Real estate (senior living) software vendors

•	Yardi
•	RealPage

We compete on the basis of our:

•	domain expertise and brand recognition as the leading software provider for facility-based senior care providers;

•	easy to use solution that has breadth and depth of functionality;

•	size of our customer base and widespread adoption across multiple segments;

•	cloud-based delivery model that is secure, configurable, performance-driven, reliable and scalable;

•	enterprise functionality with broad appeal to organizations of all sizes;

•	low upfront costs; and

•	expansive partner network.

We believe that we compete effectively based upon these criteria, but a number of our competitors or potential competitors are substantially larger than we are and have significantly greater financial resources. In particular, vendors of hospital information systems may have the ability to offer complete solutions in our market, and might be better able to offer full integration with acute-care electronic health records.

Since 2000, we have experienced high customer facility retention rates. For each of fiscal 2012 and 2013 our annual customer facility retention rate was in excess of 99%.

Research and Development

Our ability to compete depends, in large part, upon our continuous commitment to rapidly introduce new applications, technologies, features, and functionality.

Our offerings have been honed over the past 14 years with the contribution of staff with strong domain knowledge and insight into the requirements of senior care providers. Our staff includes current and former clinical nurses, nurse educators, nursing home administrators, nursing home clinical directors, and pharmacists that bring specialized skills, experience and best practices that contribute to the development of our services.

Our research and development team strives for continuous innovation in new product features delivered through pilots to early adopters. These provide access to relevant and early feedback before making features generally available. We work closely with customer advisory boards to validate and assess our new product features early in the design and development of our applications.

Our product development expenses are primarily staff compensation costs and purchased services from third-party contractors for specialized development skills. We expense our product development costs as they are incurred, with the exception of costs that are required to be capitalized in accordance with generally accepted accounting principles, as described in our accounting policy for internal use software and website development costs.

Our product development expenses were $13.8 million and $23.6 million for the fiscal years ended October 31, 2012 and 2013, respectively.

Intellectual Property

We rely primarily on a combination of trade secret, copyright and trademark laws, license agreements, confidentiality procedures, confidentiality and nondisclosure agreements, and technical measures to protect the intellectual property used in our business. We generally enter into confidentiality and nondisclosure agreements with our associates, consultants, vendors, and customers and partners. We also control access to, and distribution of, our software, documentation, and other proprietary information. The nature of our SaaS delivery model limits the opportunity for access to our propriety code and this model inherently reduces the risk of misappropriation.

We use numerous trademarks for our products and services in and including PointClickCare and PointClickCare.com that are registered marks of PointClickCare in Canada and the United States. Through claimed common law trademark protection, we also protect other PointClickCare marks that identify our products and services, such as Point of Care, eMAR, Secure Conversations, SmartPath, Summit, MDS Analytics, ProTracking, Tray Card, Integrated Medication Management, MDS Mobile, and we have reserved numerous domain names, including “PointClickCare.com” and “PointClickCare.ca”. We also have registered trademarks and pending trademark applications in a number of foreign jurisdictions.

We also rely on certain intellectual property rights that we license from third parties. For example, our interoperability engine relies on a third party’s messaging engine, our eligibility verification application relies on a third-party clearinghouse and our electronic medication administration record relies on a third-party medication library. Although we believe that alternative technologies are generally available to replace such licenses, these third-party technologies may not continue to be available to us on commercially reasonable terms.

Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our applications are the essential components of establishing and maintaining our technology leadership position.

Compliance and Certifications

We voluntarily obtain third-party security examinations and independent third-party audits relating to security and data privacy. These reports include a third-party assessment and opinion on internal controls related to unauthorized physical and logical access to systems and data.

The Certification Commission for Health Information Technology, or CCHIT, offers certification of EHRs that meet the standards of the federal Office of the National Coordinator, or ONC. ONC certification is a required step for providers to meet meaningful use standards set by the federal government. We have obtained CCHIT’s ONC EHR certification as a Modular EHR Eligible Provider. In addition, we believe our products meet all applicable requirements for business associates/covered entities as required by the Health Insurance Portability and Accountability Act, or HIPAA. We validate HIPAA compliance annually through internal audits.

As a response to concerns about the adequacy of data privacy laws in the United States, the U.S. Department of Commerce, in consultation with the European Commission, developed a “safe harbor” framework. The European Commission has agreed to consider that a self-certifying company provides “adequate” data privacy protection, as required by the European Data Protection Directive. We are in the process of self-certifying to the safe harbor framework on an annual basis, making it easier for our customers based in Europe or with offices or employees in Europe to store their data with us.

Government Regulation

Introduction

The senior care industry is required to comply with extensive and complex laws and regulations at the federal, provincial and state levels in both Canada and the United States. Although many regulatory and governmental requirements do not directly apply to our business, our customers are required to comply with a variety of U.S. and Canadian laws, and these laws may impact us as a result of our contractual obligations. For many of these laws, there is little history of regulatory or judicial interpretation upon which to rely. We have attempted to structure our operations to comply with applicable legal requirements, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives, especially since our clients are subject to extensive and conflicting regulatory regimes.

Requirements of PPACA

Our business could be affected by changes in healthcare spending. In March 2010, the Patient Protection and Affordable Care Act, or PPACA became law. As enacted, PPACA has changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced Medicare program spending and insurance market reforms. PPACA has provided states with the opportunity to expand federally funded Medicaid coverage significantly and has established health insurance exchanges to facilitate the purchase of health insurance by individuals and small employers.

Requirements Regarding the Confidentiality, Privacy and Security of Personal Information

HIPAA and Other Privacy and Security Requirements. There are numerous U.S. and Canadian federal, state and provincial laws and regulations related to the privacy and security of personal health information, which is referred to under HIPAA as protected health information or PHI and other personally identifiable information, or PII. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of PHI and require the implementation of administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of PHI in electronic form. Health plans, healthcare clearinghouses and most health care providers are considered by the HIPAA regulations to be “covered entities”.

Entities that provide services to covered entities, and have access to PHI from the covered entities, are considered to be “business associates” under HIPAA. We are considered to be a business associate for the purposes of HIPAA and, as such, have certain direct legal and regulatory compliance obligations, both directly under HIPAA and pursuant to the business associate agreements that we enter into with each of our customers that are HIPAA covered entities. We also have to make sure that our vendors who have access to our clients’ PHI are covered by appropriate business associate agreements.

If we are unable to properly protect the privacy and security of health information entrusted to us, we could be found to have breached our contracts with our customers. Further, if we fail to comply with the requirements that are applicable to us under HIPAA, we could face civil and criminal penalties. ARRA significantly increased the amount of the civil penalties to up to $500,000 per violation for a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. One violation can occur per failure to comply with any “requirement” (positive or negative obligation) of the HIPAA Privacy or Security Rules.

Recently, the U.S. Department of Health and Human Services Office for Civil Rights, which enforces the Security Standards and Privacy Standards of HIPAA, has increased its enforcement activities. In 2013, OCR entered into a number of settlement agreements for breaches of HIPAA, which involved the assessment of civil monetary payments, or CMP, and in one case, the assessed CMP was $17,000,000. ARRA also strengthened the enforcement provisions of HIPAA, which will likely result in further increases in enforcement activity. For example, ARRA authorizes state attorneys general to bring civil actions seeking either injunctions or damages (of which they retain a portion) in response to violations of privacy standards and security standards that threaten the privacy of their states’ residents; attorneys general have already brought several actions under their new authority, and have already recouped funds.

In addition, OCR previously launched a comprehensive pilot audit program which analyzed processes, controls, and policies of selected covered entities. The OCR is making the audit permanent, and will be conducting similar audits with business associates. In conducting these audits, OCR may uncover breaches of HIPAA requirements for which it may assess fines and other penalties.

Data Protection and Breaches. In recent years, there have been a number of well-publicized data breaches involving the improper access to or dissemination of PII of individuals. Numerous states have responded to these incidents by enacting laws requiring holders of certain types of PII to maintain safeguards to protect the PII and to take certain actions in response to a data breach involving certain types of PII, such as providing prompt notification of the breach to affected individuals. These laws are sometimes limited to applying to the types of PII that can be used to commit identity theft, such as account numbers, social security numbers and driver’s license numbers, however, a number of states also apply breach response obligations to health and medical information or other identifiable information, and California even recently enacted legislation to require consumer notification in the event of breaches of individuals’ online user names and email addresses, when acquired in combination with passwords or a security question and answer that would permit access to their online accounts.

HIPAA also imposes breach notification requirements. Covered entities must report breaches of unsecured PHI to affected individuals without unreasonable delay, but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to HHS and, in certain circumstances involving large breaches, to the media. Business associates must report breaches of unsecured PHI, or any other unauthorized use or disclosure or security incident, to covered entities promptly. However, in many cases, covered entities impose short breach response times in their business associate agreements with their business associates. As a business associate, we, in turn, must require our subcontractors and vendors to notify us of any breaches of PHI made available to them in a timely matter to enable us to notify the applicable covered entity as required by the applicable BAA. Any failure by us to notify a covered entity of a breach involving PHI could result in OCR-imposed fines and penalties, as well as contractual liability. Even when we notify the covered entity, we can be subject to fines for the breach itself, or for any underlying HIPAA deficiencies in our operations. In addition, in the event we or our subcontractors experience a breach involving PHI we may be required to assume costly patient notification obligations, have indemnification obligations, other contractual liability, and incur other costs, in addition to being subject to OCR-imposed fines and penalties. Further, to the extent that we have contractually agreed to certain costs/damages associated with a breach, insurance coverage may not be available since many insurance policies which cover this type of loss have exclusions for contractually assumed liabilities/obligations.

The Federal Trade Commission, or FTC, has also prosecuted some data breach cases in the health care industry as unfair and deceptive acts or practices under the Federal Trade Commission Act. Further, by regulation, the FTC requires creditors, which may include some of our customers, to implement identity theft prevention programs to detect, prevent and mitigate identity theft in connection with customer accounts. Although Congress passed legislation that restricts the definition of “creditor” and exempts many health providers from complying with this rule, we may be required to apply additional resources to our existing processes to assist our affected customers in complying with this rule.

There is also an increasing trend to use data breaches (regardless of industry) as a basis for tort liability and class action lawsuits against the party who has suffered the data breach. Though HIPAA does not provide for private recoveries/causes of action, violations of HIPAA have been used for the basis of suits alleging common law and state law grounded privacy actions, as well as tort actions related to negligence.

We have implemented and maintain physical, technical and administrative safeguards intended to protect PHI and other PII and have processes in place to assist us in complying with all applicable laws and regulations regarding the protection of this data and properly responding to any security breaches or incidents. However, we cannot be sure that these safeguards are adequate to protect all PII or assist us in complying with all applicable laws and regulations regarding the protection of PII and responding to any security breaches or incidents. Furthermore, any failure by our vendors, service providers or other third parties to whom we provide access to PHI or other PII to comply with their obligations under our agreements and/or applicable law, can leave us subject to liability.

Canadian Privacy Laws. The Canadian federal act known as the Personal Information and Protection and Electronic Documents Act (PIPEDA) require safeguards of personal information similar to HIPAA. In the case of several provinces, PIPEDA is superseded by the provincial statutes that are also of a similar nature. While the provincial statutes currently in place are largely similar to the PIPEDA, there are noteworthy differences such as the required protections and prohibitions or limitations on the disclosure of personal information to individuals or entities located outside the province and/or Canada, particularly in certain provinces, including, notably, British Columbia. We cannot be sure that all safeguards, disclosures, and protection of personal information is and will remain in compliance as the various federal and provincial acts and statutes evolve.

Other Requirements Related to PII and Data Privacy. In addition to HIPAA, numerous other U.S. state and federal laws govern the collection, dissemination, use, access to and confidentiality of PII. Some states have also enacted or are considering new laws and regulations that further protect the confidentiality, privacy and security of medical records or other types of medical information. In many cases, these state laws are not preempted by HIPAA and may be subject to interpretation by various courts and other governmental authorities.

Failure by us to comply with any of the privacy and/or data security requirements to which we are subject may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may injure our reputation and adversely affect our ability to retain customers and attract new customers.

Big Data Risks. Many of our products rely upon our having access to, and meaningful use or disclosure rights related to, data. The field of “Big Data” is currently regulated by a myriad of federal and state information security laws and consumer protection laws. Many of these laws, like HIPAA, require that we do certain things in order to utilize data. To the extent that we have failed to protect data or have used data in a manner that is not permitted under the various laws, then we may have liability for breaches of the laws.

Further, it is anticipated that there may be future legislation at both the Federal and State levels related to use of data and analytics. These changes could impact our current operations, cause problems with current uses of data, or could impose costly regulatory requirements.

HIPAA Administrative Simplification

HIPAA also mandated a package of interlocking administrative simplification rules to establish standards and requirements for the electronic transmission of certain healthcare claims and payment transactions. These regulations are intended to encourage electronic commerce in the healthcare industry and apply directly to covered entities. Some of our businesses, including our healthcare clearinghouse operations, are considered covered entities under HIPAA and its implementing regulations. Covered entities are directly regulated under the entirety of the HIPAA Privacy Rule, and are accordingly subject to more regulatory requirements for this aspect of our business than when we are merely “business associates”.

Transaction Standards. The standard transaction regulations established under HIPAA mandate certain format and data content standards for the most common electronic healthcare transactions, using technical standards promulgated by recognized standards publishing organizations. These transactions include healthcare claims, enrollment, payment and eligibility. The transaction standards are applicable to that portion of our business involving the processing of healthcare transactions among payors, providers, patients and other healthcare industry constituents. Failure to comply with the transaction standards may subject us to civil and potentially criminal penalties and breach of contract claims. The CMS is responsible for enforcing the transaction standards.

Meaningful Use Standards. The ARRA law established a meaningful use EHR incentive program under Medicaid and Medicare for certain eligible facilities and practitioners that adopt and use EHR technology in ways that can positively affect patient care. If meaningful use is not achieved within certain timeframes, penalties in the form of reduced reimbursement are applied to those who failed to meaningfully use an EHR. As discussed above in “ — Compliance and Certifications” we have received required ONC certification required to be considered for meaningful use. The application of meaningful use rules to senior care providers is still under development.

Our Clients are Highly Regulated and Subject to Scrutiny. The health care industry is one of the most highly regulated industries in the United States, Canada, and the world. We are committed to easing the regulatory burden on our clients in every possible way. Our products help with compliance with certain aspects of this regulation, such as by helping ensure proper documentation, and helping to report required statistics and data. We are also committed to helping our clients optimize their business, by providing them with better information and tools to inform their decisions, as well as by allowing them to more appropriately bill for the services they render and recoup costs, all as they may be owed under applicable law/payor regulations. In turn, however, our clients are directly regulated in many of these regards, and if they inaccurately report data, incorrectly bill, have bad patient outcomes, or in any other ways do not fully comply with the myriad laws they are subject to, they may have liability.

For instance, if a clients’ billing is incorrect, or data used to determine their costs are inaccurate, or documentation is lacking or falsified, there could be liability under federal or state laws associated with the failure. Several different federal and state statutes prohibit the submission of false claims for health care services. For example, under the Federal False Claims Act, any person who knowingly presents or causes to be presented a false or fraudulent claim for payment or approval by the government is liable for a civil penalty of approximately $11,500 per claim plus treble damages.

As another example, if we provide a clinical decision support tool related to health care decision making (treatment, management, or diagnosis), and there is a bad outcome associated with the tool’s advice (or lack thereof, such as failure to register a drug interaction or missing blatantly incorrect dosing input into the system), patients could be harmed. Lawsuits could occur, and, as detailed below, the FDA could attempt to assert that our product falls under their regulatory purview.

As further illustration, our clients’ relationships with referring providers are heavily regulated; if they have improper relationships with referring providers, there are Federal and state civil and criminal implications.

Some of our products help clients with matters that impact some of the issues noted above where they are directly regulated or may have civil liability. Further, the impact of health IT on these areas is the subject of considerable scrutiny. For instance, the HHS Office of Inspector General, CMS, and others, have recently highlighted that there may be risks under the various laws related to use of health records and billing software, such as risks associated with improper documentation, pre-populated forms, ease of copying and pasting (and fraud and abuse risks from providers using this in an attempt to gain higher reimbursement), up-coding (charging for a higher level of care than what was rendered) and unbundling (when there is a bundled payment, charging separately for items/services that should have been included in the bundle).

We, in turn, may have liability both contractually to the client, and to the government or others (through tort or some other theory), to the extent that there is a failure by our product in one of the areas where our clients are regulated, or where our client has used our products to facilitate an improper relationship or outcome, or where it is alleged that our products could facilitate/encourage improper actions by our clients.

Health Care Information Technology Regulations; FDA Regulation. Except as set forth above, the field of health care information technology is largely devoid of regulations that directly apply, in a non-voluntary manner, to the creator of the health care information technology or the technology itself. This may not always be the case, however. There is increasing interest in regulating health care IT, from various governmental bodies such as ONC, the Food and Drug Administration (FDA) (which has regulatory authority to the extent our products are deemed by the FDA to be “medical devices”, a term which they have broadly defined), state boards of pharmacy regulating ePrescribing and ordering, et cetera. The FDA does not currently classify us as a manufacturer of medical devices, but there have been assertions by the FDA (not specifically to us, but rather generally) to the effect that they could, but currently choose not to. The FDA has explicitly indicated that it could regulate certain aspects of products like ours (including products with clinical decision support tools, remote/active patient monitoring, or “mobile medical apps” medical devices), but chooses not to under its current risk based classification system.

To the extent laws or regulations are imposed directly upon health care IT vendors such as ourselves, regulatory compliance costs may be high and burdensome.

Legal Proceedings

From time to time, we might become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

Facilities

As of April 30, 2014 our corporate headquarters occupied approximately 70,000 square feet in a facility in Mississauga, Ontario, Canada under a lease expiring in 2020. We also leased facilities in Milford, Ohio, Worthington, Ohio, and Winnipeg, Manitoba, Canada which comprise approximately 19,000 square feet in total. Each of these facility leases expires prior to the end of July 2016. We have entered into an agreement to lease an additional 23,000 square foot facility in Mississauga to provide additional expansion space. With this addition, we believe that we have facilities that are sufficient for our current and near term needs. We intend to add new facilities or expand existing facilities as we add staff or expand our geographic markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Employees

As of April 30, 2014 we had approximately 698 full-time employees, including approximately 290 engaged in product management, technology development and deployment; 214 in implementation, training and support; 112 in sales and marketing and 82 in general and administrative. None of our employees is represented by a labor union and we consider our current relations with our associates to be good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the address for our directors and executive officers is c/o PointClickCare Corp., 6975 Creditview Road, Suite 4, Mississauga, ON L5N 8E9.

Name and Place of Residence	Age	Position	Principal Occupation

Executive Officers

Mike Wessinger(3) Mississauga, Ontario, Canada	44	Chief Executive Officer and Director	Chief Executive Officer, Co-Founder and Director of PointClickCare Corp.

Dave Wessinger Mississauga, Ontario, Canada	42	Chief Technology Officer and Director	Chief Technology Officer, Co-Founder and Director of PointClickCare Corp.

David Belbeck Mississauga, Ontario, Canada	54	Chief Financial Officer	Chief Financial Officer of PointClickCare Corp.

Ed Roshitsh San Francisco, California	50	Chief Operating Officer	Chief Operating Officer of PointClickCare Corp.

Non-Executive Directors

Bill Dillane(1)(2)(3)(4) Toronto, Ontario, Canada	62	Director	President of Responsive Health Management, Inc.

David Wilson(3)(4) Dunrobin, Ontario, Canada	58	Director	Counsel at Terralegal PC

Harry Gruner(1)(4)(5) Baltimore, Maryland	55	Director	Managing General Partner of JMI Equity

Tim V. Williams(1)(2)(4) Johns Island, South Carolina	65	Director	Board Member and Consultant

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Independent director under the rules of .
(5)	Mr. Gruner’s address is c/o JMI Equity Fund VII, L.P., 100 International Drive, Suite 19100, Baltimore, MD 21202.

Executive Officers

Mike Wessinger is our co-founder and has served as our Chief Executive Officer, President and Secretary since 1995. Mike also serves on our board of directors. Mike was a sales executive at CompuCare Systems Ltd. from 1993 until 1995. Mike has served on the board of directors of Careworx Inc., a company dedicated to furthering the adoption of technology in the long-term care industry, since 2002. Mike holds a B.A. in commerce and economics from the University of Western Ontario. We believe that Mike’s perspective and long history as our chief executive officer, provide him with the qualifications and skills to serve as a member of our board of directors.

Dave Wessinger is our co-founder and has served as our Executive Vice President and Chief Technical Officer since 1997. Dave also serves on our board of directors. Dave has worked in the long-term care information technology industry for 20 years, has published various articles, regularly speaks at industry conferences and is involved in many industry associations and advocacy efforts, including American Healthcare Association, National Association for the Support of Long Term Care, American Health Information Management Association and Center for Aging Services Technologies. From 1994 to 1997, Dave held an information technology management position with Responsive Management Group, Inc., a Canadian nursing home provider. Dave holds a B.Sc. degree in computer science from the University of Western Ontario. We believe that Dave’s technical skills and long history in healthcare information technology provide him with the qualifications and skills to serve as a member of our board of directors.

David Belbeck has served as our Chief Financial Officer since 2009. During his career, David has been a key member of the senior teams in high growth public and private organizations with deep experience in public and private financings and merger and acquisitions. David has more than 20 years of experience as a chief financial officer in computer technology and communications markets. From 2007 to 2009, David was the Canadian Business Unit Leader for the Lotus Foundations product at IBM. Prior to 2007, David served as the Chief Financial Officer of several companies, including Net Integration Technologies, Inc. from 2004 to 2007, Xplore Technologies Corp. from 2001 to 2004, Classwave Wireless Inc. from 2000 to 2001 and COM DEV International Ltd. from 1990 to 2000. David is a Chartered Professional Accountant and holds a B.Sc. degree from the University of Western Ontario.

Ed Roshitsh has served as our Chief Operating Officer since 2013. From 2009 to 2013, Ed served as President and Chief Operating Officer at Granicus, a provider of cloud-based applications for the government, where he was responsible for sales, customer care, professional services, product management, product development and data center operations. He also served on the board of directors of Granicus from 2008 to 2010. Ed was Senior Vice President and then Chief Operating Officer of the AMS division at Vertafore, a software company serving the insurance industry, from 2006 to 2009. Prior to that, he was worldwide VP Sales and International Operations at Blackbaud, Inc. (NASDAQ: BLKB), a provider of software and solutions to non-profit organizations, from 2000 to 2005. Ed is a veteran of the U.S. Air Force and graduated from Indiana Wesleyan University with a degree in business.

Non-Executive Directors

Bill Dillane has served on our board of directors since 2002. Bill has served as President of Responsive Health Management, Inc. since 1984, which is one of three business units within Responsive Group Inc. which oversees the management of 14 long term care homes and fifteen retirement homes across Ontario. Bill also provides financial and strategic consulting and advisory services. Previously, Bill was the Executive Vice President, Strategic Initiatives from 2004 to 2006, and Chief Operating Officer from 1997 to 2004, of Retirement Residences REIT, which operates homes in Canada and the United States. Bill participates in a number of proprietary and not-for-profit boards and organizations, including Nurturing Orphans of Aids for Humanity, or NOAH, and is a founding member of the Canadian Alliance for Long Term Care, or CALTC. He is also the past president of the board of directors of the Ontario Long Term Care Association, or OLTCA, and has served on OLTCA’s board of directors for over 20 years. Bill’s over 40 years’ experience in and knowledge of health care management, in both Canada and the United States, makes him a valuable member of our board of directors.

David Wilson has served on our board of directors since 2008. David has served as Counsel at Terralegal PC since 2008. From 2010 to 2012, David acted as counsel for General Dynamics (Canada) Inc. From 2001 to 2008, David was Vice President and General Counsel, legal services for Alcatel-Lucent Canada Inc. From 1998 to 2001, David served as senior counsel, global operations at Nortel Networks. From 1987 to 1991, he was Corporate Counsel with Cognos Inc., and from 1991 to 1998 he was Vice President and International Counsel with Avnet Inc. David holds a B.A. from the University of Guelph, a M.A. from the University of Alberta, an MBA and an LL.B. from Dalhousie University and is a member of the Law Society of Upper Canada and the Law Society of England and Wales. David is an experienced legal, business advisor and board member providing guidance to senior managers and boards on a full range of commercial matters and on matters of governance. With over 30 years’ experience in commercial and employment matters, M&A, corporate governance, investigations and general business, David has worked both with small companies in growth stage and through liquidity events and has worked with multinational corporations globally. David currently serves on the boards of Intelex Technologies Inc. and Tabcorp (Canada) Inc. We believe that David’s experience as a business advisor and work with other public and private technology companies makes him a valuable member of our board of directors.

Harry Gruner has served on our board of directors since 2011. Harry is a co-founder and managing general partner of JMI Equity, a growth equity firm focused on investing in software and services companies. He currently serves as a member of the board of directors of Halogen Software (TSX: HGN) and numerous privately held companies. Prior to co-founding JMI Equity, Harry was a Principal in the technology investment banking group at Alex Brown & Sons. Harry received a B.A. from Yale University and an MBA from Harvard Business School. Harry’s many years of investment experience in the technology area and extensive business experience make him a valuable member of our board of directors.

Tim V. Williams has served on our board of directors since 2014. Tim currently serves on the board of directors and as chairman of each of the respective audit committees of three publicly held software companies, PROS Holdings, Inc., Halogen Software, Inc. and ChannelAdvisor Corporation. From 2001 to 2011 he served as Senior Vice President and Chief Financial Officer at Blackbaud, Inc., a provider of software and solutions to non-profit organizations. Tim was Executive Vice President and Chief Financial Officer at Mynd (formerly Policy Management Systems Corporation), a company that provides software and solutions to property and casualty life insurance companies, from 1994 to 2001. Prior to that, he served as Executive Vice President Corporate Services and Chief Financial Officer of Holiday Inn Worldwide and Vice President and Corporate Controller of Holiday Corporation. Tim began his career at Price Waterhouse & Co, where he held several positions, culminating in Audit Manager. Tim holds a B.A. in business with a concentration in accounting from the University of Northern Iowa. His background in accounting and experience serving as a Chief Financial Officer, including with two other software firms, and on the boards of three public companies makes him a valuable member of our board of directors.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of six directors. Pursuant to our articles in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. See “Management—Executive Officers and Directors.”

In connection with the closing of this offering, we will amend our articles and bylaws. All rights to appoint directors pursuant to our articles and bylaws, and pursuant to our shareholders agreement, will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the next annual and general meeting of shareholders unless they resign or are removed.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Mike Wessinger and Dave Wessinger are brothers.

Corporate Governance Practices

Rule                      of the                      corporate governance rules generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares of at least 33- 1/3 % of our outstanding common shares. Pursuant to the                      corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Rule                     . Following the completion of this offering, our amended by-laws will provide that a quorum of shareholders is present at a meeting of our shareholders if the holders of 25% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall be not less than two persons.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on                      subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other                      listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on                     , may provide less protection than is accorded to investors under                      listing requirements applicable to U.S. domestic issuers. For more information, see “Risk Factors—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors” and “Risk Factors—As we are a ‘foreign private issuer’ and have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.”

Board of Directors

Under our amended articles to be effective upon the closing of this offering, our board of directors is to consist of a minimum of three and a maximum of fifteen directors as determined from time to time by the directors, and our directors are permitted to appoint additional directors in accordance with the OBCA and resolutions of the board of directors within any fixed number from time to time. Under the OBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The shareholders have fixed the number of directors at six and empowered the directors, in the future, to determine the number of directors within the minimum and maximum set forth in the articles. The directors are appointed by the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the OBCA, one quarter of our directors must be resident Canadians as defined in the OBCA.

Messrs. Gruner, M. Wessinger, D. Wessinger and Dillane were elected pursuant to the terms of a shareholders’ agreement among our existing shareholders which will terminate upon closing of this offering.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Committees of the Board of Directors

Upon the closing of this offering, we will constitute an audit committee, a compensation committee and a nomination and governance committee. We will adopt a written charter for each of these committees.

Audit Committee

Upon completion of the offering, our audit committee will be comprised of Messrs. Williams, Dillane and                     , and will be chaired by Mr. Williams. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the audit committee, of                     , National Instrument 52-110 – Audit Committees of the CSA, or NI-52-110, and the rules and regulations of the SEC. The board of directors has determined that each of these directors is financially literate. Mr. Williams has been identified as an audit committee financial expert as defined by the SEC rules and has the requisite financial literacy as defined by the                      rules and NI-52-110. For a description of the education and experience of each member of the audit committee, see “Management—Executive Officers and Directors”.

The board of directors has developed a written charter setting for the responsibilities, powers and operations of the audit committee consistent with the rules of the                     , the SEC and NI-52-110. The principal duties and responsibilities of our audit committee are to assist our board of directors in discharging the oversight of:

•	the integrity of our financial statements and accounting and financial processes and the auditors of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our external auditor’s qualifications and independence; and

•	our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, risk management and ethics established by management and our board of directors.

Our audit committee has access to all books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority to retain and compensation special legal, accounting, financial and other consultants or advisors to advise the committee.

Our audit committee also reviews and approves related-party transactions and prepares reports for the board of directors on such related-party transactions.

Compensation Committee

Upon completion of the offering, our compensation committee will be comprised of Messrs. Gruner, Dillane and                     , and Mr. Gruner will serve as Chair of the compensation committee. Under SEC and                      rules, there are heightened independence standards for members of the compensation committee. All of our compensation committee members will meet this heightened standard.

The board of directors has developed a written charter setting for the responsibilities, powers and operations of the compensation committee consistent with the rules of the                     , the SEC and the CSA. The principal duties and responsibilities of the compensation committee are to assist our board of directors in discharging its oversight of:

•	compensation, development, succession and retention of the chief executive officer and key employees;

•	the establishment of fair and competitive compensation and performance incentive plans; and

•	the production of an annual report on executive compensation for inclusion in our public disclosure documents.

Nomination and Governance Committee

Upon completion of the offering, our nomination and governance committee will be comprised of Messrs. M. Wessinger, Dillane and Wilson, and Mr. Dillane will serve as Chair of the nomination and governance committee.

The board of directors has developed a written charter setting for the responsibilities, powers and operations of the nomination and governance committee. The principal duties and responsibilities of the nomination and governance committee are to assist our board of directors as follows:

•	to identify candidates for membership on our board of directors and to recommend for election to our board of directors qualified director candidates;

•	to develop and recommend to our board of directors, and implement and assess, effective corporate governance principles; and

•	to oversee and assess the functioning of our board and committees of the board of directors.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under National Instrument NI-52-102 of the CSA. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.pointclickcare.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the CSA. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Directors

The compensation committee assists the board of directors with respect to the establishment of our compensation program for our directors. The main objectives of the directors’ compensation program are to:

•	compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board of director and committee membership, and competitive with other comparable issuers; and

•	align the interests of the directors with our shareholders.

Directors who are not employees receive the annual service retainers set forth below:

Annual service on the board of directors	US$25,000
Annual service as member of the audit committee (other than Chair)	US$7,000
Annual service as Chair of the audit committee	US$20,000
Annual service as member of the compensation committee (other than Chair)	US$5,000
Annual service as Chair of the compensation committee	US$10,000
Annual service as member of the nomination and governance committee (other than Chair)	US$3,000
Annual service as Chair of the nomination and governance committee	US$5,000
Equity retainer upon initial election to the board of directors	Option to purchase 20,000 shares
Equity retainer on the day of our annual meeting of the shareholders	Option to purchase 5,000 shares

Executive directors do not receive any compensation for their services as directors. A director who is not also an executive officer is reimbursed for any out-of-pocket expenses incurred in connection with attending board of director or committee meetings.

The following table sets forth a summary of compensation paid during the fiscal year ended October 31, 2013 to our non-executive directors:

Director Name	Fees Earned (C$)	Share Awards (C$)	Option Awards (C$)		Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	All Other Compensation (C$)	Total Compensation (C$)

Bill Dillane	22,500	—	—		—	—	—	22,500

David Wilson	20,940	—	20,800	(1)	—	—	—	41,740

Harry Gruner	—	—	—		—	—	—	—

Tim V. Williams	—	—	—		—	—	—	—

(1)	Consists of an option to purchase 5,000 common shares with a fair value of $4.16 per share. The amounts reported represent the aggregate grant date fair value of the stock option award to Mr. Wilson in 2013, calculated in accordance with Accounting Standards Codification, or ASC, Topic 718, Accounting for Share-Based Payments. Such grant date fair value does not take into account any estimated returns related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 16 to our audited consolidated financial statements included in this prospectus. As of October 31, 2013, Mr. Wilson held an unexercised option to purchase 5,000 common shares.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Compensation Discussion and Analysis

The primary objectives of our compensation program are:

•	to attract and retain talented and experienced executive officers;

•	to motivate and reward executive officers whose knowledge, skills and performance are critical to our success;

•	to encourage executive officers to manage our business to meet its long-term objectives; and

•	to align the interest of executive officers and shareholders by motivating executive officers to increase shareholder value and reward executive officers when shareholder value increases.

Our method of determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time. When determining levels of compensation each year, the board of directors considers individual experience and performance, level of responsibility, skills and experience, and other compensation awards or arrangements. In addition, our compensation committee is entitled to retain independent compensation consultants from time to time to assist in determining executive compensation packages. Our compensation committee reviews executive officers’ overall compensation packages on an annual basis.

For the fiscal year ended October 31, 2013, the named executives officers include: Mike Wessinger, Chief Executive Officer, Dave Wessinger, Chief Technology Officer, David Belbeck, Chief Financial Officer and Ed Roshitsh, Chief Operating Officer.

For the fiscal year ended October 31, 2013, the compensation program for each executive officer consisted of a base salary, a cash bonus, and, in some cases, stock option awards. The board of directors believes that these components, to a greater or lesser extent, serve, or will serve, each of the objectives of the compensation program. All executive officers are also eligible to participate in the same benefits as offered to all full-time employees.

Base Salaries. Individual salaries are determined by each officer’s experience, expertise, performance and expected contributions to our company. Our board of directors uses comparables for reference purposes to assist in setting a range of base salaries for positions, however, comparables are only one factor that is reviewed in determining base salary for each executive officer position.

Bonuses. We utilize primarily cash bonuses to reward the achievement of corporate objectives and to recognize individual performance. The amount of annual performance incentive of an executive officers’ compensation is commensurate with the level of responsibility and impact that the executive officer has had and can have on our overall performance. Our Chief Executive Officer provides the board and will provide the compensation committee with an assessment of each executive’s performance annually. The amount and payment of any bonuses are at the discretion of the board.

Equity Participation and Option Awards. Our compensation committee believes that equity participation and option awards are fundamental components of our executives’ compensation program. Two of our named executive officers hold significant portions of our equity. In addition, grants of options under our equity incentive plans assist us in retaining employees and attracting critical key talent by providing them with an opportunity for capital investment in the company. In addition, the granting of options ensures that the interests of our executive officers are aligned with those of our shareholders. Options are granted primarily based on the extent of the individual’s responsibility and performance and are also granted to attract new executive officers and to recognize job promotions.

Our Chief Executive Officer will recommend levels of option grants for our named executive officers to our compensation committee based on skills, responsibilities and performance. Previous grants of options are also taken into consideration. Our compensation committee approves grants of options after discussion and analysis of the material provided to them.

The following table sets forth a summary of compensation paid under during the fiscal year ended October 31, 2013 to our named executive officers. Certain amounts incurred in United States dollars are stated in Canadian dollars based on an average Bank of Canada exchange rate between November 1, 2012 and October 31, 2013 of $1.00 = C$1.0192.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Salary (C$)	Share Awards (C$)		Option Awards (C$)		Bonus (C$)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	All Other Compensation (C$)		Total Compensation (C$)
Mike Wessinger Chief Executive Officer	300,819	—		—		146,198	—	—	15,042	(1)(2)	462,059

Dave Wessinger Chief Technology Officer	300,819	—		—		146,198	—	—	16,881	(1)(2)	463,898

David Belbeck Chief Financial Officer	221,737	172,147	(3)	—		6,480	—	—	283	(2)	394,167

Ed Roshitsh Chief Operating Officer	137,500	—		635,481	(4)	—	—	—	—		772,981

(1)	Includes benefits related to use of company-owned automobile.
(2)	Includes benefits related to company-paid life and accidental death and dismemberment insurance.
(3)	The amount reported represents the aggregate fair value of 35,078 RSAs released in fiscal 2013.
(4)	Consists of an option to purchase 150,000 common shares with a fair value of C$4.16 per share. The amounts reported represent the aggregate grant date fair value of the stock option award to Mr. Roshitsh in fiscal year ended October 31, 2013, calculated in accordance with ASC Topic 718. Such grant date fair value does not take into account any estimated returns related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 16 to our audited consolidated financial statements included in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding options for the purchase of common shares outstanding as of October 31, 2013 to our named executive officers.

Name and Principal Position	Number of shares underlying unexercised options exercisable (#)	Number of shares underlying unexercised options unexercisable (#)		Option exercise price (C$)	Option expiration date	Equity incentive plan awards: number of shares or units of stock that have not vested (#)		Equity incentive plan awards: market value of shares or units of stock that have not vested (C$)
Mike Wessinger Chief Executive Officer	—	—		—	—	—		—
Dave Wessinger Chief Technology Officer	—	—		—	—	—		—
David Belbeck Chief Financial Officer	—	—		—	—	74,542	(2)	1,384,488
Ed Roshitsh Chief Operating Officer	—	150,000	(1)	9.38	April 30, 2023	—		—

(1)	37,500 options vest on May 1 in each of 2014, 2015, 2016 and 2017.
(2)	The board of directors has determined that the shares will vest subject to continued employment as follows: 35,078 in 2014 first quarter; 35,078 on August 1, 2014; 2,193 upon completion of this offering; and 2,193 on July 31, 2015.

Employee Benefit Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

The 2014 Omnibus Equity Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt and submit for shareholder approval our 2014 Omnibus Equity Incentive Plan, or the 2014 Plan. The 2014 Plan is intended to replace the 2012 Plan. No further grants will be made under our 2012 Plan. Our 2014 Plan provides for the grant of stock options, share appreciation rights, restricted share awards, restricted share unit awards, performance awards, bonus shares, dividend equivalent rights and other equity based awards to our directors, officers, employees and consultants.

Plan Administration. Our Compensation Committee will oversee the administration of the 2014 Plan. The Compensation Committee will have the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of equity awards, if any, the number of shares subject to each equity award, the fair market value of a common share, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2014 Plan.

Number of Securities Issued or Issuable. We have initially reserved                  common shares for the issuance of awards under the 2014 Plan. The 2014 Plan provides that the number of shares reserved and available for issuance under the 2014 Plan will automatically increase each January 1, beginning on January 1, 2015, by       % of the outstanding number of common shares on the immediately preceding December 31 or such lesser number of common shares as determined by our board of directors.

The number of common shares that may be granted under the 2014 Plan to any one individual in any one calendar year may not exceed 5% of our outstanding common shares. The maximum number of common shares that may be issued to an independent director from the 2014 Plan and all other equity plans of the Company may not exceed 1% of our outstanding common shares, except in the case of performance awards that are expressly approved by our shareholders. The maximum number of shares issuable to participants who are insiders or issued to participants who are insiders within any one-year period pursuant to the 2014 Plan and all other equity plans of the Company may not exceed 10% of our outstanding common shares, except in the case of performance awards that are expressly approved by our shareholders.

For purposes of the above, if an award entitles the holder to receive or purchase common shares, the number of shares covered by such award or to which such award relates will be counted on the date of grant of such award against the aggregate number of common shares available for granting awards under the 2014 Plan. Every share subject to an award that is an option or a share appreciation right will be counted against the limit as one share.

Any shares that are used by a participant in the 2014 Plan as full or partial payment to us of the purchase price relating to an award will again be available for granting awards under the 2014 Plan. If an outstanding award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if shares acquired pursuant to an award subject to forfeiture or repurchase are forfeited or repurchased by us for an amount not greater than the participant’s purchase price, the shares will again be available for issuance under the 2014 Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an award that is settled in cash.

The 2014 Plan permits the granting of both (1) options to purchase common shares intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common shares on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to common shares, or cash, equal to the value of the appreciation in our share price over the exercise price. The exercise price may not be less than 100% of fair market value of the common shares on the date of grant.

Our compensation committee may award restricted common shares, restricted share units, and/or deferred share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Restricted common shares may not be granted to participants employed in Canada. Bonus shares without any restrictions may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of our common shares.

Our compensation committee may grant performance awards to participants that entitle the recipient to receive awards of common shares, cash, other securities, other awards or property upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant stock-based awards under the 2014 Plan to participants, subject to the achievement of certain performance goals. Stock-based awards are denominated in or valued by reference to our common shares.

The 2014 Plan provides that in a “control change” as defined in the 2014 Plan, the compensation committee has the discretion to take a number of actions, including making appropriate and equitable adjustments to outstanding awards, provide for acceleration of vesting or require options to be exercised, or commute awards into other security, property or cash, or permit awards to be assumed by the acquirer.

Assignability. Awards granted under the 2014 Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the 2014 Plan.

Procedure for Amending. The Compensation Committee has the right at any time to amend the 2014 Plan or any award agreement under the 2014 Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of shares, or rolling maximum percentage, reserved for issuance under the 2014 Plan; (ii) reduce the exercise price per share under any option or Share Appreciation Right or cancel any option or Share Appreciation Right and replace such option or Share Appreciation Right with an option or Share Appreciation Right with a lower exercise price per share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the 2014 Plan; or (v) permit an award to be transferable or assignable to any person other than in accordance with the 2014 Plan.

Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements, amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying shares from the total number of shares subject to the 2014 Plan.

The 2012 Amended Stock Option Plan

On April 19, 2012 we adopted our 2012 Amended and Restated Stock Option Plan, or the 2012 Plan. Subsequent to the adoption of the 2014 Plan, no further grants will be made under our 2012 Plan. Outstanding options that were granted under the 2012 Plan will continue to be governed by the terms thereof.

Under the 2012 Plan we were authorized to grant options to our directors, officers, employees, consultants and service providers. Each option granted under the 2012 Plan entitled the grantee to purchase one common share. The options granted under the 2012 Plan generally vest during a four-year period following the date of the grant at a rate of 25% per year. The options under the plan expire on a date determined by our board of directors upon issuance, but in no event later than ten years from the date of the grant.

In the case of certain changes in our share capital structure, such as a stock dividend, split, amalgamation, merger, consolidation, combination or exchange of shares or other similar corporate change, an appropriate adjustment shall be made in to the maximum number or kind of shares issuable under the plan or subject to outstanding options or the subscription price of such shares. If a change of control occurs at any time when an option to one of our directors remains unvested, such unvested portion shall vest and become fully exercisable by the option holder at any time up to and including a date 30 days following the consummation of such change of control. In the event of the sale by PointClickCare of all or substantially all of its assets, then, unless our board determines otherwise, each option holder shall be entitled to exercise all options held by such holder within the ten day period next following the date of notice to the option holder of such event. Any part of the options not exercised within such ten day period shall automatically terminate and the optionee shall have no right to any shares thereunder following such termination.

In general, when an option holder retires as an employee because of permanent disability or under any of our written retirement policies (or if no such policy exists, retires at or after age 65), such retirement shall not constitute termination for the purposes of the 2012 Plan and the option holder may exercise any option held at the date of such retirement for the duration of the period of the option as though such option holder had continued to be an employee of ours. If an option holder’s employment with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of thirty days following termination without cause. If termination of employment results from cause, his or her outstanding options will expire upon termination. In the event of the death of an option holder prior to the expiry of an option, then, unless the board of directors determines otherwise, the option holder or his or her estate (as applicable) has six months to exercise the option; however, the option may not be exercised after its scheduled expiration date.

Insperity 401(k) Plan

We provide a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. We currently match 25% of employee deferrals up to the first 6% of compensation with immediate vesting.

2014 Canadian Employee Stock Purchase Plan

Our board of directors intends to adopt the Canadian Employee Share Purchase Plan, or the Canadian ESPP. The Canadian ESPP is designed to provide our employees and employees of our subsidiaries with an opportunity to purchase common shares through payroll deductions and thereby to better enable us to retain and attract qualified employees and to provide additional incentives through increased stock ownership. In addition, the Canadian ESPP is designed to provide our employees who are resident in Canada for income tax purposes with certain tax benefits, if they so elect.

Subject to adjustment in certain circumstances as discussed below, the total number of shares authorized for purchase under the Canadian ESPP may not exceed                     .

The Canadian ESPP will be administered and interpreted by our compensation committee. Our compensation committee will have full authority to (i) make rules and regulations for the administration of the Canadian ESPP, (ii) designate the employees who are eligible to participate in the Canadian ESPP, and (iii) interpret the provisions of the Canadian ESPP. Our compensation committee has full power and authority to designate the employees who are eligible to participate in the Canadian ESPP.

Unless and until further action is taken by our compensation committee, all of our full-time Canadian employees are eligible to participate in the Canadian ESPP after they have completed three months of continuous service with us, or, in the case of members of our senior management team (as designated by our Chief Executive Officer), immediately upon employment with us (or a participating subsidiary).

Upon enrollment in the ESPP, eligible employees who are resident in Canada for income tax purposes may elect to establish an ESPP account which is subject to the rules relating to “registered retirement savings plans” under the Income Tax Act (Canada) and/or an ESPP account that is not subject to those rules, such accounts being a Registered Account or a Non-Registered Account, respectively.

An eligible employee may elect to have whatever portion of his or her base salary equates, after deduction of applicable taxes, of his or her base salary (up to ten percent) withheld during each payroll period for purposes of purchasing common shares under the Plan, such amount being the Participant Contribution(s). The Administrator will retain the Participant Contributions until such time as they are used to purchase common shares. Additionally, we, or the subsidiary employing the participant, will make a cash contribution as additional compensation to each participant equal to 15% of the aggregate amount of that participant’s Participant Contribution for that pay period, which will be used to purchase common shares, such amount being the Company Contribution(s). Company Contributions will be forwarded to the Administrator and will be credited to such participant’s account on or about the same time as the Participant Contributions are forwarded to the Administrator.

The right to purchase common shares under the Canadian ESPP may not be transferred, and our common shares held in a participant’s account may not be pledged or assigned.

A participant may terminate his or her participation in the Canadian ESPP by giving ten days’ written notice to his or her employer. Upon such notice to terminate, the right to purchase common shares under the Canadian ESPP will end and the balance of the un-invested funds, if any, will be distributed to the participant. In addition, any common shares then held in the participant’s account, if any, will be distributed to the participant. A participant may at any time increase or decrease his or her payroll deduction by filing a specified authorization form. The change may not become effective until the next pay period after receipt of the authorization form. Our compensation committee may place limits on the frequency in which payroll deductions may be increased and/or decreased in any given time period.

The Canadian ESPP may be terminated or amended by our board of directors at any time, but shall automatically terminate on the ten year anniversary of the initial public offering. An amendment that increases the number of shares that are authorized under the Canadian ESPP and certain other amendments require the approval of our shareholders.

2014 U.S. Employee Stock Purchase Plan

Our board of directors intends to adopt and submit to the shareholders for approval the U.S. Employee Stock Purchase Plan, or the U.S. ESPP. The U.S. ESPP initially reserves and authorizes the issuance of up to a total of                  shares to participating employees. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

All U.S. employees who we have employed for          months and work more than          hours are eligible to participate in the U.S. ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of shares outstanding is not eligible to purchase shares under the U.S. ESPP.

We will make one or more offerings each year to our employees to purchase shares under the U.S. ESPP. The first offering will begin on the date of the closing of this offering and will end on the 12-month anniversary of this offering. An employee may elect to participate in the first offering by submitting an enrollment form within 60 days after the commencement of the first offering. Subsequent offerings will usually begin on or after January 1 and last 12 months but may be changed in the discretion of the plan administrator. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the U.S. ESPP may purchase shares by authorizing contributions of up to ten percent of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to             % of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than                  shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common shares, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the U.S. ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The U.S. ESPP may be terminated or amended by our board of directors at any time, but shall automatically terminate on the ten year anniversary of the initial public offering. An amendment that increases the number of shares that are authorized under the U.S. ESPP and certain other amendments require the approval of our shareholders.

Employment Agreements with Executive Officers

We have entered into written employment agreements with Mike Wessinger, Dave Wessinger, David Belbeck and Ed Roshitsh. We receive consulting and directorship services from certain of our directors. The amounts payable pursuant to these arrangements have been approved by our board of directors and shareholders.

Mike Wessinger. Mike is employed as our Chief Executive Officer and entered into his current employment agreement with us on February 25, 2011. Pursuant to the employment agreement, Mike is entitled to an annual base salary of C$300,000, subject to increases, and is eligible to receive an annual cash bonus of up to 60% of his base salary based on performance criteria established by the board of directors. The employment agreement also provides that we will make available to Mike customary fringe benefits. In the event Mike’s employment is terminated by us without cause or by him with good reason, as such terms are defined in his employment agreement, we will be obligated to make a payment equal to one month per year of service, up to a maximum of 18 months, of his base salary plus 50% of his eligible target annual bonus amount for the then-current year.

Dave Wessinger. Dave is employed as our Chief Technology Officer and entered into his current employment agreement with us on February 25, 2011. Pursuant to the employment agreement, Dave is entitled to an annual base salary of C$300,000, subject to increases, and is eligible to receive an annual cash bonus of up to 60% of his base salary based on performance criteria established by the board of directors. The employment agreement also provides that we will make available to Dave customary fringe benefits. In the event Dave’s employment is terminated by us without cause or by him with good reason, as such terms are defined in his employment agreement, we will be obligated to make a payment equal to one month per year of service, up to a maximum of 18 months, of his base salary plus 50% of his eligible target annual bonus amount for the then-current year.

David Belbeck. David is employed as our Chief Financial Officer and entered into an employment agreement with us on November 15, 2009. David is entitled to an annual base salary of C$275,000, subject to increases, and he is entitled to receive a cash bonus of up to C$125,000, subject to increases. The employment agreement also provides that we will make available to David customary fringe benefits. In the event David’s employment is terminated by us without cause, we will be obligated to make a payment equal to three months of his base salary plus one additional month of his base salary per year of service, less any amounts paid to him in lieu of notice during the required statutory notice period for termination. The employment agreement also contains a non-competition covenant during the term of David’s employment with us and for a period of 12 months after he ceases to be employed by us.

Ed Roshitsh. Ed is employed as our Chief Operating Officer and entered into an employment agreement with us on March 8, 2013. Pursuant to the employment agreement, Ed is entitled to an annual base salary of C$275,000, subject to increases, and is eligible to receive an annual cash bonus of up to C$125,000 based on performance criteria established by the chief executive officer. Ed is also entitled to receive an option to acquire 150,000 common shares, which will vest over four years at a rate of 25% per year. In the event of our acquisition by a third party, 50% of the unvested options shall vest on the date of the closing of such transaction. The employment agreement also provides that we will make available to Ed customary fringe benefits. In the event Ed’s employment is terminated by us without cause or by Ed with good reason, as such terms are defined in his employment agreement, we will be obligated to make a payment equal to the greater of three months of his base salary or one month per year of service, up to a maximum of 12 months, of his base salary.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control and indemnification agreements, discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

Agreements with Entities Associated with Bill Dillane

Bill Dillane, a director of our company since 2002, is an officer, director and/or controlling shareholder of Responsive Management Inc., Responsive Health Management Inc., Meadowcroft Management Services Inc., and Rykka Care Centres LP, which entities provide management services to certain of our customers. The revenue derived from these customers in fiscal 2014 to date, 2013, 2012 and 2011 was $137,329, $189,099, $181,377 and $145,171, respectively. Bill is also a shareholder in and President of 848357 Ontario Inc., a company which owns one of our customers, the O’Neill Centre, from which we derived revenue in fiscal 2014 to date, 2013, 2012 and 2011 of $7,536, $13,552, $11,770 and $9,740, respectively, which sums are included in the aggregate revenue sums stated above.

Agreements with Careworx Inc.

Careworx, Inc., or Careworx, is a provider of hardware that can interface with solutions. This hardware allows for long-term care documentation as well as IT systems consulting and management. Careworx provides its noncompetitive products to our clients and our sales representatives often suggest that our customers use Careworx products, with no fee paid to us for such referrals. There is no written agreement between us and Careworx and we have not received any monetary benefit from Careworx in connection with making such referrals. In 2012, in a one-off transaction at a customer’s request, we purchased equipment for approximately $337,000 from Careworx at the fair market value of such equipment and re-sold it to that customer at the price at which we purchased it, plus a nominal markup to cover transaction costs. In addition, until April 1, 2013, Careworx purchased employee benefits for its employees under our benefits plans and reimbursed us for the full cost of such benefits. Mike Wessinger and Dave Wessinger, both directors and executive officers of our company, together control a majority of the issued and outstanding shares in the capital of Careworx and each is a director of Careworx.

Payments to David Wilson

Since November 1, 2011, we have made payments to David Wilson for legal services in amounts totaling $227,711. We have not made payments for legal services to David totaling more than $120,000 during any 12 consecutive month period during this time. David has served on our board of directors since 2008.

Lease Agreement with 2198431 Ontario Inc.

Since March, 2009 we have leased a condominium unit owned by 2198431 Ontario Inc., a company owned by Angelo Papatheodorou, one of our senior executives. The unit is located near our corporate head office, and is primarily used by us to accommodate employees travelling from our other office locations. 2198431 Ontario Inc. was previously owned by Mike Wessinger, our chief executive officer and one of our directors, until June 2011. The lease agreement has standard terms set out in the Ontario Real Estate Association Agreement to Lease. We believe that the monthly rental rate is in line with market rates for similar premises, currently at $2,400 per month. The lease agreement was extended by the terms of a Lease Extending Agreement dated January 2, 2012 and continues on a month-to-month basis. The lease agreement may be terminated by either party on 90 days’ prior notice.

Issuances of Securities

On December 30, 2010, we amended our share terms and issued to each shareholder of Wescom Inc., our predecessor in interest, for no additional consideration one new common share and one Class B special share in exchange for each common share of Wescom Inc. held by such shareholder. The table below sets forth the number of shares issued to our directors and named executive officers on December 30, 2010 in this share exchange:

Shareholders	Number of common shares held prior to December 30, 2010	Number of common shares issued on December 30, 3010	Number of common shares issuable upon conversion of the Class B special shares issued on December 30, 2010
Bill Dillane	1,715,455	1,715,455	571,818
Michael Wessinger	8,178,947	8,178,947	2,726,316
David Wessinger	3,651,053	3,651,053	1,217,018

Pursuant to an investment transaction with JMI Equity Fund VII, L.P., or JMI, and existing shareholders on February 25, 2011, we issued 4,784,689 Class A redeemable convertible preferred shares to JMI for an aggregate purchase price paid to us and to existing shareholders of $50,000,000.05. As of the date of this prospectus, JMI beneficially owns more than 5% of our outstanding common shares assuming the conversion of all our outstanding preferred shares. The 4,784,689 Class A redeemable convertible preferred shares are convertible into 6,379,585 common shares, and we intend to convert all of our outstanding Class A redeemable convertible preferred shares into common shares in connection with this offering.

In connection with the JMI transaction, Wescom Inc. and PCC Acquisition Corporation amalgamated and after the amalgamation we issued 13,731,032 common shares and 13,731,032 Class B special shares to our existing shareholders in a one-for-one exchange for each capital share held by such shareholder prior to the amalgamation.

Shareholders Agreement

We entered into a shareholders agreement with certain holders of our common and preferred shares, including entities with which certain of our directors are affiliated, on February 25, 2011 that provides for customary rights provided to major investors including rights of first refusal, co-sale rights with respect to share transfers, rights regarding the election of our board of directors, drag-along rights in the event of a sale and other similar rights. All of these rights will terminate upon the completion of this offering.

Investor Rights Agreement

We entered into an investor rights agreement with certain holders of our common and preferred shares, including shares beneficially held by Mike Wessinger, Dave Wessinger and JMI, on February 25, 2011 that provides for registration rights, customary rights provided to major investors including pre-emptive rights, information rights and other similar rights, and ongoing covenants. All of these rights and covenants, other than the registration rights, will terminate immediately prior to the completion of this offering. The registration rights will continue following this offering and will terminate for any particular holder with registration rights on the earlier of the fifth anniversary of the completion of this offering or at such time following this offering when (i) such holder beneficially owns less than one percent of the Restricted Shares (as such term is defined in the investor rights agreement) and (ii) all securities held by that holder may be sold pursuant to Rule 144 under the Securities Act. Upon the completion of this offering, the holders of an aggregate of                  common shares, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act immediately upon the effectiveness of the registration. See “Description of Share Capital—Registration Rights” for additional information regarding registration rights.

Agreements with Directors and Officers

Indemnification Agreements

Prior to the completion of this offering, we intend to enter into new indemnification agreements with each of our current directors and officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent such liabilities are not covered by insurance. See “Description of Share Capital— Limitations on Liability and Indemnification of Directors and Officers.”

Employment Agreements

We have entered into employment agreements with certain of our executive officers and key employees. For more information regarding these agreements and arrangements, see “Management—Employment Agreements with Executive Officers.”

Equity Awards

Since our inception, we have granted equity awards relating to our common shares to certain of our officers. We describe our equity awards and related plans under “Management— Executive Compensation,” “—Employee Benefit Plans” and “—Restricted Shares.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 30, 2014 by:

•	each of our directors and named executive officers;

•	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

•	all of our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares that a person would receive upon exercise of stock options that are exercisable within 60 days after April 30, 2014. Shares issuable pursuant to exercisable stock options are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of April 30, 2014, we had 69 record holders of our share capital, with 7 record holders in the United States, representing 27.5% of our outstanding share capital, and 62 record holders in Canada, representing 72.5% of our outstanding share capital.

Ownership and voting power percentages are based on 24,784,128 common shares outstanding, which is comprised of 24,687,628 common shares outstanding as of April 30, 2014 and 96,500 options to purchase common shares exercisable upon completion of this offering or within 60 days of April 30, 2014. This assumes the conversion of all outstanding Class A redeemable convertible preferred shares and Class B special shares into common shares prior to or upon effectiveness of the offering.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. All figures in this table assume no exercise by the underwriters of their over-allotment option to purchase up to an additional                  common shares from us. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o PointClickCare Corp., 6975 Creditview Road, Suite 4, Mississauga, ON L5N 8E9.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Number	Percent	Number	Percent
5% Shareholders
JMI Equity Fund VII, L.P.(6)	6,379,585	25.8%
Executive Officers
Mike Wessinger(1)	10,012,120	40.6%
Dave Wessinger(2)	3,897,660	15.8%
David Belbeck(3)	188,331	*
Ed Roshitsh(4)	37,500	*
Non-Employee Directors
Bill Dillane(5)	2,001,364	8.1%
David Wilson(6)	18,333	*
Harry Gruner(7)	6,379,585	25.8%
Tim V. Williams	—	—
Executive officers and directors as a group (eight persons)	22,492,393	91.1%

*	Less than one percent.
(1)	Consists of 7,509,090 common shares held by the Michael Wessinger Family Trust and 2,503,030 common shares held by 1284885 Ontario Inc.
(2)	Consists of 2,923,245 common shares held by the David Wessinger Family Trust and 974,415 common shares held by 1284883 Ontario Inc.
(3)	Consists of 175,392 common shares held by the Belbeck Investment Trust and 12,939 common shares held by April Belbeck. Of the 175,392 common shares held by the Belbeck Investment Trust, 39,463 are Restricted Shares subject to a right of repurchase by us upon completion of this offering or within 60 days of April 30, 2014. See “Management—Restricted Shares.”
(4)	Consists of options to purchase 37,500 common shares that are exercisable upon completion of this offering or within 60 days of April 30, 2014.
(5)	Consists of 1,501,023 common shares held by the C.W. Dillane Family Trust, 450,758 shares held by Mr. Dillane and 49,583 shares held by 2108014 Ontario Inc.
(6)	Includes 13,333 common shares and options to purchase 5,000 common shares that are exercisable upon completion of this offering or within 60 days of April 30, 2014.
(7)	Consists of 6,379,585 common shares held by JMI Equity Fund VII, L.P. Mr. Gruner is a member of our board of directors and a managing member of JMI Associates VII, L.L.C., the general partner of JMI Equity Fund VII, L.P. JMI Equity Fund VII, L.P.’s address is 100 International Drive, Suite 19100, Baltimore, MD 21202.

DESCRIPTION OF SHARE CAPITAL

General

The following is a summary of the rights of our common shares and preferred shares as set forth in our amended articles and corporate by-laws and certain related sections of the OBCA. This summary does not purport to be complete and is qualified in its entirety by the full text of our amended articles of incorporation and corporate by-laws.

Upon the closing of this offering, our authorized share capital will consist of an unlimited number of common shares, each without par value, and an unlimited number of preferred shares, issuable in series, each without par value. Immediately following the closing of this offering, we expect to have          issued and outstanding common shares (          common shares if the underwriters’ over-allotment option is exercised in full) and no preferred shares outstanding. Immediately following the closing of this offering we also expect to have 628,000 outstanding vested and unvested options granted pursuant to our equity incentive plans to acquire 628,000 common shares and          options available for grant under our equity incentive plans to acquire common shares.

The following description of our share capital and provisions of our amended articles and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended articles and amend and restated by-laws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common shares and preferred shares reflect amendments to our amended articles and amended and restated by-laws that will become effective immediately prior to the closing of this offering.

Common shares

The holders of our common shares are entitled to one vote for each share held at any meeting of shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of or preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holder of our common shares are entitled to share pro rata in the distribution of the balance of our assets. There are no preemptive, redemption, purchase or conversion rights attaching to the common shares. There are no sinking fund provisions applicable to our common shares. Our common shares are issued in fully registered form. The common shares offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable. The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate and issue in the future.

Preferred shares

Our board of directors has the authority, without action by our shareholders, to designate and issue our preferred shares in one or more series and to designate the rights, preferences and privileges of each series. The preferred shares of each series will rank on par with the preferred shares of every other series and, if so designated by the board, will be entitled to preference over the common shares with respect to payment of dividends and distribution of any assets in the event of our liquidation, dissolution or winding-up. Where we do not pay cumulative dividends in full with respect to a series of our preferred shares, the shares of all series of our preferred shares will participate ratably with respect to the accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our common shares or adversely affect the rights and powers, including the voting rights, of the holders of our common shares without any further vote or action by the common shareholders. Any series of preferred shares issued by the board of directors could have priority over the common shares in terms of dividend or liquidation rights or both. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our common shares.

We have no current intention to issue any preferred shares.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of 6,379,585 shares of our common shares, which represents common shares issuable upon conversion of our Class A redeemable convertible preferred shares, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act for resale to the public. These shares are referred to as registrable securities. All of these rights are provided under the terms of our investor rights agreement between us and the holders of these shares, and include demand registration rights, piggyback registration rights and Form S-3 and Form F-3 registration rights, in each case as described below.

Demand Registration Rights. At any time after 180 days from the effective date of this offering, subject to certain limitations, the holders of a majority of the registrable securities (as such term is defined in the investor rights agreement) then outstanding (the “initiating holders”) have the right to demand that we file a registration statement covering the registration of all or any portion of the registrable securities then outstanding and having an aggregate price to the public of not less than $10 million. We will not be required to effect a registration if (1) we have effected any registration within 120 days after the effective date of any other registration statement in which the holders of registrable securities have been entitled to join or (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our shareholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the demand request from the holders.

Piggyback Registration Rights. Subject to certain limitations, if at any time we file a registration statement for a public offering of any of our securities, other than a demand registration or a Form S-3 or Form F-3 registration, including this offering, the holders of registrable securities will have the right to include all or any part of their registrable securities in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement to an amount not below 20% of the total number of shares included in the registration statement.

Form S-3 and Form F-3 Registration Rights. At any time after we become eligible to file a registration statement on Form S-3 or Form F-3, any holder or holders of registrable securities for which a Form S-3 or Form F-3 is available may require us to file such a registration statement having an aggregate price to the public of not less than $5 million. We are not obligated to file more than two Form S-3 or Form F-3 registration statements in any twelve-month period. In addition, we will not be obligated to effect a registration if (1) a Form S-3 or Form F-3, as applicable, is not available for such offering by the holder or holders, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our shareholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the Form S-3 or Form F-3 demand request from the holder or holders.

Registration Expenses. We are generally required to bear the reasonable expenses of all registrations, including the expense of a single counsel to the holders of each registration. However, we will not be required to pay for underwriting commissions or expenses in connection with the exercise of demand and piggyback registration rights and we will not be required to bear the expenses in connection with the exercise of demand and piggyback registration rights of a registration if the request is subsequently withdrawn at the request of the selling shareholders.

Limitations on Liability and Indemnification of Directors and Officers

Under the OBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The OBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding.

However, indemnification is prohibited under the OBCA unless the individual:

•	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

Prior to the completion of the offering we intend to enter into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify, including but not limited to the indemnity under the OBCA, him or her for losses reasonably incurred by reason of being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful, and in so acting was in breach of the obligations under the indemnity agreement.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Other Important Provisions of Our Amended Articles, By-Laws and the OBCA

The following is a summary of certain other important provisions of our amended articles, by-laws and certain related sections of the OBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our amended articles and by-laws.

Directors

Power to vote on matters in which a director is materially interested. The OBCA states that a director must disclose to us, in accordance with the provisions of the OBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee or agent of us or an affiliate;

•	if for indemnity or insurance otherwise permitted under the OBCA; or

•	is with an affiliate.

Directors’ power to determine the remuneration of directors. The OBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our amended articles and by-laws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors.

Retirement or non-retirement of directors under an age limit requirement. Neither our amended articles nor the OBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of shares required to be owned by a director. Neither our amended articles nor the OBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office.

Action Necessary to Change the Rights of Holders of Our Shares

Our shareholders can authorize the alteration of our amended articles to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (a) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (b) a resolution consented to in writing by all of the shareholders entitled to vote holding the applicable class or series of shares.

Shareholder Meetings

We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in Canada, or provided that shareholders agree, anywhere outside Canada.

Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a result of applicable securities laws, the time for notice is effectively longer. Under the OBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings is two persons present and holding, or represented by proxy, 25% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our common shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Change of Control

Our amended articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Ownership Disclosure

Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our amended articles do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Ownership and Exchange Controls

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and their affiliates) would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition.

There is no limitation imposed by Canadian law or our amended articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.

The Investment Canada Act requires any person that is not a “Canadian” (as defined in the Investment Canada Act) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act, the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including a U.S. investor, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2014 is C$354.0 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product.

In 2013, amendments to the Investment Canada Act were enacted with the result that substantial changes to the review threshold are pending. When these amendments are implemented, the review threshold will increase and will no longer be calculated on the basis of the book value of the Canadian business’ assets, but rather its “enterprise value.”

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

Under the national security regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

Transfer Agent, Registrar and Auditor

            , located in             , is the transfer agent for our common shares in Canada.             , located in             , is the transfer agent and registrar for our common shares in the United States.

Deloitte LLP is our independent registered public accounting firm located at 5140 Yonge Street, Suite 1700, North York, Ontario, M2N 6L7, Canada.

Listing

We intend to apply for the listing of our common shares on                      under the symbol “        .” Our common shares will trade in U.S. dollars on             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common shares. Future sales of our common shares in the public market, or the availability for sale of substantial amounts of our common shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future. Upon closing of this offering, we will have outstanding              common shares. All of the shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our common shares. While our common shares has been approved to be quoted on             , we cannot assure you that a regular trading market will develop in our shares. The shares held by our existing shareholders upon closing of this offering will be available for sale in the public market after the expiration or waiver of the lock-up arrangements described below, subject to limitations imposed by U.S. and Canadian securities laws on resale by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up arrangements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately              immediately after this offering, or the average weekly trading volume of our shares on                      during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who acquires our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Canadian Resale Restrictions

Any sale of any of our shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.”

Form S-8 registration statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our common shares subject to stock options outstanding or reserved for issuance under our stock plans. The registration statement on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

Registration rights

Upon completion of this offering, the holders of 6,379,585 shares will be entitled to registration of these shares under the Securities Act. For more information on these registration rights, see “Description of Share Capital—Registration Rights.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax considerations generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, (i) is not resident in Canada, (ii) deals at arm’s length with, and is not affiliated with, us, (iii) holds our shares as capital property and does not use or hold, and is not deemed to use or hold, our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (1980) (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, is a “qualifying person” who is fully entitled to the benefit of the Treaty and has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, authorized foreign bank, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), special financial institutions, or any other holder to which special circumstances may apply.

This summary is based on the current provisions of the Tax Act, all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada prior to the date hereof, and our understanding of the current published administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in this respect.

The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All U.S. Holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under an applicable tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a qualified company and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder will generally not be subject to Canadian tax on a capital gain realized on the disposition of our common shares unless, at the time of disposition, such common shares constitute “taxable Canadian property” to the U.S. Holder for the purposes of the Tax Act.

If our common shares are listed on a designated stock exchange (which includes the                      ) at the time a common share is disposed of, such common shares, will generally not constitute “taxable Canadian property” to a U.S. Holder unless, at that time or within the prior 60 months,

a)	25% or more of the issued shares of any class or series of our shares was owned by or belonged to the U.S. Holder, persons with whom the U.S. Holder did not deal with at arm’s length (within the meaning of the Tax Act), or the U.S. Holder together with such persons, and

b)	more than 50% of the fair market value of our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, or an interest in, or for civil law a right in, such property, whether or not such property exists.

If our common shares are taxable Canadian property to a U.S. Holder, under the Treaty any capital gain realized on a disposition or deemed disposition of such shares will nevertheless generally not be subject to Canadian federal income tax unless the value of our common shares at the time of the disposition or deemed disposition is derived principally from “real property situated in Canada” within the meaning set out in the Treaty. Company management has indicated that it believes that the value of the common shares is not derived principally from real property situated in Canada. If our common shares constitute taxable Canadian property to a U.S. Holder, even if any capital gain arising from the disposition is exempt from Canadian tax because of the Treaty, the U.S. Holder may nevertheless be required to give notice to the Canada Revenue Agency in respect of the disposition of our common shares and will be required to file a Canadian income tax return for the taxation year in which the disposition occurs.

A U.S. Holder whose shares constitute taxable Canadian property should consult with the holder’s own tax advisors regarding any possible relief (if any) from Canadian tax under the Treaty based on applicable circumstances at the relevant time.

U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our common shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our common shares pursuant to the offering and that will hold such common shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	certain former citizens or long term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire common shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution ten percent or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our common shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our common shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of our common shares that is treated as a non-resident alien or foreign corporation for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common shares in its particular circumstances.

Unless otherwise indicated, this discussion assumes that we and each of our subsidiaries are not in 2014, and were not in 2013, and will not become, a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes. See “—Passive foreign investment company consequences” below.

Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our common shares before reduction for any Canadian taxes withheld therefrom, other than certain distributions, if any, of our common shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on common shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our common shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our common shares for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to our common shares will be foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your common shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of our common shares

Subject to the discussion below under “—Passive foreign investment company consequences,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our common shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our common shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in a common share generally will be equal to the cost of such common share reduced by any prior tax-free return of capital distributions. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of common shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such common shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our common shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

The determination of whether our common shares are traded on an established securities market is not entirely clear under current U.S. federal income tax law.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company consequences

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our common shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our common shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our common shares, regardless of whether we continue to meet the tests described above.

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from this offering in our business.

There can be no assurance that we will not be considered a PFIC for any taxable year. Even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurance that the IRS will agree with our conclusion.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our common shares) and (b) any gain realized on the sale or other disposition of our common shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our common shares. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the shares at the end of each taxable year over the holder’s adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our common shares are “regularly traded” on a “qualified exchange.” Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter.                      is a qualified exchange for this purpose and, consequently, if the common shares are regularly traded, the mark-to-market election will be available to a U.S. Holder. U.S. Holders should consult their tax advisors to determine whether mark-to-market election would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this Section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns common shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our common shares or receives distributions with respect to our common shares or has made a mark-to-market election with respect to our common shares, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. In addition, for taxable years ending on or after December 31, 2013, in general, a U.S. person who is shareholder of a PFIC is required to file a Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds $25,000 ($50,000 for joint filers), or for stock owned indirectly through another PFIC exceeds $5,000. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interests in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our common shares.

Medicare tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of our common shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common shares.

Certain reporting requirements with respect to payments of offer price

U.S. Holders paying more than $100,000 for our common shares generally will be required to file IRS Form 926 reporting the payment of the offer price for our common shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our common shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our common shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our common shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on Form 8938, however U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We are offering the common shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman, Sachs & Co. and RBC Capital Markets are acting as book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting commissions set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Name	Number of Common Shares

J.P. Morgan Securities LLC
Goldman, Sachs & Co.
RBC Capital Markets, LLC
William Blair & Company LLC
Canaccord Genuity Inc.

Total

The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. The address of Goldman, Sachs & Co. is 200 West Street, New York, New York 10282. The address of RBC Capital Markets is 200 Vesey Street, New York, New York 10281.

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering is being made in the United States. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $         per share. The following table shows the per share and total underwriting commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting commissions, will be approximately $

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, other than our common shares to be sold hereunder and any of our common shares issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers, and certain of our significant shareholders will enter into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and Canadian securities laws.

We will apply to have our common shares approved for listing on                      under the symbol “        .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act and Canadian securities laws and the Universal Market Integrity Rules for Canadian Marketplaces, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on             , in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

At our request, the underwriters have reserved up to         % of the shares being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, and other persons related to us. The sales will be made by             , a selected dealer affiliated with             , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public.

Other than in the United States and Canada, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting commissions, payable by us in connection with the offer and sale of common shares in this offering. All amounts listed below are estimates except the SEC registration fee,                      listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Itemized expense*	Amount
SEC registration fee	US$
FINRA filing fee	US$
listing fee	US$
Printing and engraving expenses	US$
Transfer agent and registrar fees	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Advisory fees	US$
Miscellaneous	US$

Total	US$

*	To be completed by amendment.

LEGAL MATTERS

The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Canadian law will be passed upon for us by Wildeboer Dellelce LLP. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Goodwin Procter LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, with respect to Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. law.

EXPERTS

The consolidated financial statements for the years ended October 31, 2013 and 2012 included in this prospectus and registration statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our common shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. As a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 40-F not later than 90 days after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading.

We also maintain a website at http://www.pointclickcare.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

PointClickCare Corp.

Deloitte LLP
5140 Yonge St
Suite 1700
North York ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-229-2524
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

PointClickCare Corp.

We have audited the accompanying consolidated balance sheets of PointClickCare Corp. (formerly Wescom Inc.) and subsidiaries (the “Company”) as of October 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive (loss) income, cash flows and changes in shareholders’ deficit for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of October 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

June 2, 2014

PointClickCare Corp.

Consolidated balance sheets

As at October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

	2013	2012
Assets
Current assets:
Cash and cash equivalents (note 4)	$14,156	$18,129
Accounts receivable, net of allowances of $449 and $626 as of October 31, 2013 and 2012 respectively	6,618	6,253
Investment tax credits recoverable	3,161	816
Other current assets (note 5)	1,563	1,564

Total current assets	25,498	26,762
Property and equipment, net (note 7)	7,370	6,605
Goodwill (note 8)	803	803
Other intangible assets, net (note 9)	7,684	6,764

Total assets	$41,355	$40,934

Liabilities, Class A redeemable convertible preferred shares, and total shareholders’ deficit
Current liabilities:
Accounts payable	$2,460	$1,959
Accrued liabilities (note 11)	8,479	7,347
Deferred revenue (note 13)	4,406	3,835
Current portion of long-term liabilities (note 14)	201	270
Current portion of leasehold inducements	48	29

	$15,594	$13,440
Long term liabilities:
Deferred revenue (note 13)	2,054	1,556
Long-term liabilities (note 14)	94	308
Leasehold inducements	266	106

Total liabilities	18,008	15,410

Class A redeemable convertible preferred shares, no par value, 4,784,689 shares authorized, issued and outstanding at October 31, 2013 and 2012 (note 15)	143,206	91,713

Commitments and contingencies (note 18)

Total shareholders’ deficit:
Common shares, no par value, 45,538,771 shares authorized, 13,522,570 and 13,433,288 shares issued and outstanding at October 31, 2013 and 2012 respectively	818	479
Class B special shares, 13,731,032 shares authorized, 13,435,190 and 13,382,748 shares issued and outstanding at October 31, 2013 and 2012 respectively, retractable at a fixed price of C$5.62 per share	1,617	1,480
Class A special shares, 4,784,689 shares authorized, nil outstanding at October 31, 2013 and 2012, retractable at a fixed price of C$5.62 per share	—	—
Additional paid-in capital	1,373	740
Accumulated deficit	(123,667)	(68,888)

Total shareholders’ deficit	(119,859)	(66,189)

Total liabilities, Class A redeemable convertible preferred shares, and total shareholders’ deficit	$41,355	$40,934

(See accompanying notes to consolidated financial statements)

PointClickCare Corp.

Consolidated statements of operations and comprehensive (loss) income

Years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

	2013	2012
Revenue
Subscription and support	$70,529	$50,085
Professional services and other	11,604	9,125

Total revenue	82,133	59,210

Cost of Revenue
Subscription and support	13,846	11,321
Professional services and other	13,400	9,914

Total cost of revenue	27,246	21,235

Gross Profit	54,887	37,975

Operating Expenses
Product development (note 17)	23,592	13,765
Sales and marketing	17,382	11,462
General and administrative	17,057	12,513

Total operating expenses	58,031	37,740

Operating (Loss) Income	(3,144)	235

Interest income, net of expense	19	151
Foreign exchange loss	(161)	(293)

(Loss) Income Before Income Taxes	(3,286)	93
Income Taxes	—	—

Net (Loss) Income and Comprehensive (Loss) Income	$(3,286)	$93

Loss per share- basic and diluted:
Net Loss per share - basic and diluted	$(3.99)	$(2.68)
Weighted average common shares used in computing basic and diluted net loss per share	13,731,032	13,731,032

(See accompanying notes to consolidated financial statements)

PointClickCare Corp.

Consolidated statements of cash flows

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

	2013	2012
Cash Flows From Operating Activities
Net (loss) income for the year	$(3,286)	$93
Items not requiring an inflow or outlay of cash:
Amortization	3,806	2,577
Share-based compensation	1,109	608
Amortization of leasehold inducement	(34)	(18)
Unrealized foreign exchange on forward contracts	(80)	389
Net changes in non-cash working capital items related to operations
Investment tax credits recoverable	(2,345)	1,222
Accounts receivable	(365)	(558)
Other current assets	218	(251)
Deferred revenue	1,068	987
Accounts payable	482	1,299
Accrued liabilities	1,132	2,217

	1,705	8,565

Cash Flows from Financing Activities
Repayment of term loan	(202)	(98)
Repayment of capital lease obligations	(73)	(207)
Loans to employees	(144)	—
Repayment from employees	9	35
Repayment of demand term loan	—	(1,550)
Term loan advance	—	589

	(410)	(1,231)

Cash Flow from Investing Activities
Acquisition of property and equipment	(3,138)	(3,460)
Investment in software and internal use software	(1,752)	(2,245)
Acquisition of customer relationships	(600)	—
Increase in leasehold inducement	222	13
Acquisition of subsidiary (note 3)	—	(5,345)

	(5,268)	(11,037)

Net Decrease In Cash and Cash Equivalents For The Year	(3,973)	(3,703)

Cash and Cash Equivalents, Beginning Of The Year	18,129	21,832

Cash and Cash Equivalents, End Of The Year	14,156	18,129

Supplemental cash flow information:
Cash interest paid	$4	$11

(See accompanying notes to consolidated financial statements)

PointClickCare Corp.

Consolidated statements of shareholders’ deficit

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

	Common Shares		Class B Special Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at October 31, 2011	13,350,224	$163	13,333,595	$1,351	$577	$(32,101)	$(30,010)
Stock-based compensation expense		—	—	—	608	—	608
Restricted share awards released	83,064	316	49,153	129	(445)	—	—
Accretion of Class A redeemable convertible preferred shares to redemption value	—	—	—	—	—	(36,880)	(36,880)
Net income and comprehensive income	—	—	—	—	—	93	93

Balance at October 31, 2012	13,433,288	479	13,382,748	1,480	740	(68,888)	(66,189)
Stock-based compensation expense	—	—	—	—	1,109	—	1,109
Restricted share awards released	89,282	339	52,442	137	(476)	—	—
Accretion of Class A redeemable convertible preferred shares to redemption value	—	—	—	—	—	(51,493)	(51,493)
Net loss and comprehensive loss	—	—	—	—	—	(3,286)	(3,286)

Balance at October 31, 2013	13,522,570	$818	13,435,190	$1,617	$1,373	$(123,667)	$(119,859)

(See accompanying notes to consolidated financial statements)

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

1.	Description of Business

PointClickCare Corp. (the “Company”) is a leading provider of cloud-based software (“PointClickCare”) for the facility-based senior care industry in the United States and Canada. The Company provides a software-as-a-service platform designed specifically to handle the critical business functions of skilled nursing and senior living facilities, including care delivery management, financial management, marketing, business intelligence and compliance. The Company is incorporated in the province of Ontario, Canada with its corporate headquarters in Toronto, Canada.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company’s consolidated financial statements include the accounts of PointClickCare Corp. and its subsidiaries. The Company’s wholly owned subsidiaries are Wescom Solutions, Inc., Wescom Solutions Corp., RH Positive, Inc., PointClickCare International Corporation, Wescom Healthcare Solutions Corp., Accu-Med Services LLC and Accu-Med Services of Washington LLC.

The Company’s fiscal year ends on October 31. References to fiscal 2013, for example, refer to the fiscal year ending October 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in, but are not limited to: (1) revenue recognition and related deferred revenue; (2) fair value of identifiable purchased intangible assets in a business combination; (3) asset impairments; (4) fair value of redeemable convertible preferred shares; (5) fair value of stock-based compensation; (6) capitalization of internal use software; and (7) realization of deferred tax assets and related components of the valuation allowance. Actual results could significantly differ from those estimates.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Functional Currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s and all of its subsidiaries’ functional currency. Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities not denominated in the functional currency are translated at period end rates of exchange. Foreign exchange gains and losses are recognized in the consolidated statements of operations.

Segment Information

The Company’s chief operating decision maker is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis. Accordingly, the Company has determined that it has a single operating and reportable segment, specifically, the provision of business management software for the senior care market.

Revenue Recognition

The Company generates revenue from two sources: (1) subscription and support; and (2) professional services and other. Subscription and support revenue includes subscription fees from customers accessing its cloud-based application suite and support fees from customers purchasing support. Subscription arrangements with customers do not provide the customer with the right to take possession of the software supporting the cloud-based application service at any time. Subscription arrangements provide customers with access to the Company’s cloud based application as updated from time to time, and access to the Company’s help desk service. Professional services revenue includes fees from configuration, data migration, integration and training. Other revenue consists primarily of referral fees from partner and reseller agreements. The Company commences revenue recognition for all revenue streams when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service is being provided to the customer;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

In most instances, revenue from new customer acquisition is generated under subscription and services agreements with multiple elements, comprised of subscription and support fees from customers accessing its cloud based application suite and professional services. The Company evaluates each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company’s control. Subscription and support have standalone value because they are routinely sold separately by the Company. Professional services have standalone value because the Company has sold professional services separately and there are several third party vendors certified by the Company that routinely provide similar professional services to the Company’s customers.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The Company allocates revenue to each element in an arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”), if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. As the Company has been unable to establish VSOE or TPE for the elements of its arrangements, the Company establishes the ESP for each element primarily by considering the weighted average of actual sales prices of professional services sold on a standalone basis and subscription and support including various add-on modules when sold together without professional services, and other factors such as gross margin objectives, pricing practices and growth strategy.

Subscription and Support Revenue

Subscription revenues are recognized rateably over the contract period commencing when the subscription service is made available to the customer. Subscriptions generally do not have a fixed term, but provide for cancellation with one month’s notice. An insignificant number of contracts have terms from one to three years.

The subscription agreements generally provide service level commitments of 99.6% uptime for each calendar year, excluding scheduled maintenance. The failure to meet this level of service availability could result in a customer’s immediate cancellation of its agreement. Upon cancellation for a breach of the service level commitment, the Company could be required to refund any prepaid subscription fees. As the majority of the Company’s customers are on month to month contracts, the value of any such refund would approximate one month’s subscription fees. In light of the Company’s historical uptime performance, the Company does not currently have any liabilities on its balance sheet related to these service level commitments.

Support revenue when billed separately is recognized on a straight line basis over the contract period.

Professional Services and Other Revenue

The majority of the Company’s professional services contracts are on a fixed fee basis and are recognized using the proportional performance method based on hours incurred as the project progresses.

Other revenue includes referral fees generated under partner agreements and are recognized when earned, generally on a monthly basis over the term of the referral entitlement period.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Other Revenue Recognition Considerations

Revenues are recorded net of any sales or excise taxes.

Reimbursable out-of-pocket expenses are included in professional services revenues and cost of professional services revenues in our accompanying consolidated statements of operations.

Amounts that have been invoiced and collected are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Any professional service costs incurred in advance of billings is recorded as work in process.

Deferred Revenue

Deferred revenue consists of cash received for subscription and professional services received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. The Company generally invoices its customers monthly for subscription fees, with some customers being invoiced in advance for a quarter or one to five years in advance. Deferred subscription revenue that will be recognized during the succeeding 12 month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue. The Company generally invoices its customers for professional services upon executing the sales agreement, with some customers being invoiced over an agreed period. Prepaid professional services fees are recorded in current deferred revenue.

Cost of Revenue

Cost of subscription and support revenue primarily consists of costs related to hosting the Company’s cloud-based application suite, providing customer support, data communications expenses, salaries and benefits of operations and support personnel, software license fees, costs associated with website development activities, amortization expense associated with capitalized internal use software and acquired technology assets and property and equipment amortization. Cost of professional services revenue primarily consists of costs to provide implementation consulting services and training to the customers and costs associated with certain client reimbursable out-of-pocket expenses.

Sales Commissions

Sales commissions related to subscriptions are recorded as a component of sales and marketing expenses and are typically recorded upon invoicing the customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such determination at each balance sheet date. Securities are classified as available for sale and are carried at fair value, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of operations. Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Declines in fair value judged to be other-than-temporary on securities available for sale are included as a component of investment income. In order to determine whether a decline in value is other-than-temporary, the Company evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value and its intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method. Interest on securities classified as available for sale is also included as a component of investment income.

Foreign Currency Forward Contracts

The Company uses derivative financial instruments to manage its foreign currency rate risk. Derivative instruments are recorded on the balance sheet as either an asset or liability measured at its fair value as of the reporting date. Changes in the fair value of derivative financial instruments are recognized in earnings unless specific hedge accounting and documentation criteria are met. The Company records its realized and unrealized gains and losses related to these instruments in current income in the periods in which they occur.

The Company does not enter into derivatives for trading or speculative purposes.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is stated at realizable value, net of allowances for doubtful accounts. The Company utilizes the allowance method to provide for doubtful accounts based on historical collection experience, and also provides for accounts that have been specifically identified as having collection risk based on a review of the current status of accounts receivable.

Bad debt expense is recorded in general and administrative expense on the consolidated statements of operations. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company’s estimates. The Company unrecognizes previously recorded receivables and the associated allowances when they are deemed permanently uncollectible. However, higher than expected bad debts may result in future write-offs that are greater than the Company’s estimates.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is recognized over the estimated useful lives of the related assets as follows:

Computer equipment	- straight-line over four years
Leasehold improvements	- straight line over the shorter of the estimated useful life and the term of the lease

Furniture, fixtures and office equipment	- 20% per annum on the declining balance
Motor vehicles	- 30% per annum on the declining balance

Useful lives of property and equipment assets are periodically reviewed and adjusted prospectively to reflect the Company’s current estimates of the respective assets’ expected utility.

Upon retirement or disposition of property and equipment, the cost and related accumulated amortization are removed from the accounts and any resulting gain or loss is recognized in other income.

Costs associated with maintenance and repairs are expensed as incurred.

Internal Use Software and Website Development Costs

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs generally relate to the development of additional application modules that are integrated with its suite of products that is hosted by the Company and accessed by its customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of intangible assets. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight line basis over its estimated useful life, generally three to seven years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended October 31, 2013 and 2012.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The Company exercises judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that the Company changes the manner in which it develops and tests new features and functionalities related to its solutions, re-assesses the ongoing value of capitalized assets or the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs that are capitalized and amortized could change in future periods.

The amount that is capitalized for internal use software is reduced for any estimated or actual investment tax credit claims directly related to its development.

Impairment of Long-Lived Assets

The Company monitors events and changes in circumstances that could indicate that carrying amounts of its long-lived assets, including property and equipment and intangible assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Business Combinations

The Company applies business combination accounting when they have acquired control of a business. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. These estimates are inherently uncertain and subject to refinement.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Company continues to collect information and re-evaluates these estimates and assumptions quarterly and records any adjustments to the Company’s preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

The associated acquisition costs are expensed as incurred and recorded in general and administrative expenses. Non-equity based contingent consideration is measured at fair value at the acquisition date, with changes in the fair value after the acquisition date affecting earnings.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Goodwill and Intangible Assets

The Company records goodwill when consideration paid in a business combination exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company has determined that there is a single reporting unit for the purpose of goodwill impairment tests. For purposes of assessing the impairment of goodwill, the Company annually estimates the fair value of the reporting unit and compares this amount to the carrying value of the reporting unit. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the fourth quarters of fiscal 2013 and 2012, the Company completed its annual impairment tests of goodwill. Based upon that evaluation, the Company determined that its goodwill was not impaired at October 31, 2013 and 2012.

Other intangible assets, consisting of customer relationships and developed technology are stated at cost less accumulated amortization. All other intangible assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated remaining economic lives, ranging from three to ten years. Amortization expense related to developed technology is included in cost of subscription and support revenue while amortization expense related to customer relationships is included in sales and marketing expense. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments and estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes; net operating loss carry forwards and other tax credits are measured by applying currently enacted tax laws. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on its technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Compliance with income tax regulations requires the Company to make decisions relating to the transfer pricing of revenue and expenses between each of its legal entities that are located in several countries. The Company’s determinations include many decisions based on management’s knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third parties. The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. The Company may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when it is more likely than not that an uncertain tax position will not be sustained upon examination by a taxing authority.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Investment Tax Credits

At October 31, 2013, the Company continued to be a “Canadian Controlled Private Corporation” and as such qualified for investment tax credits (“ITC”) on eligible expenditures on account of scientific research and development. These expenditures are subject to review by the Canada Revenue Agency. The amount recorded is management’s best estimate of the current value of the claim as filed and represents the cash refundable portion of investment tax credits relating to operations. The actual amount could be materially different from the amount accrued.

Refundable investment tax credits relating to capital expenditures and internally developed software are reflected as a reduction of the cost of such assets. Refundable investment tax credits relating to research and development expenses are recorded as a reduction of such expenses in the year the credits are earned.

If the Company ceases to be a Canadian controlled private company, it will no longer be eligible to receive cash refundable ITCs. ITCs earned subsequent to ceasing to be a Canadian controlled private company will be earned at a lower rate and will be available to reduce Canadian income taxes otherwise payable.

Sales and Use Taxes

The Company’s services are subject to sales and use taxes in certain jurisdictions. The Company’s contractual agreements with its customers provide that payment of any sales or use tax assessments are the responsibility of the customer. In certain jurisdictions sales taxes are collected from the customer and remitted to the respective agencies. These taxes are recorded on a net basis and excluded from revenue and expense in the consolidated financial statements as presented.

Redeemable Convertible Preferred Shares

The Company classifies its redeemable convertible preferred shares in between liabilities and permanent equity on the consolidated balance sheets since redemption is not solely within the control of the Company. On issuance, the Company records the preferred shares at fair value which is normally the issue price. On each balance sheet date, the Company measures the estimated redemption price and records an accretion charge to accrete the carrying value of the preferred shares to the estimated redemption value. The resulting increases or decreases in the carrying amount of redeemable convertible preferred shares are treated in the same manner as dividends on non-redeemable shares and are charged against additional paid-in capital to the extent it exists, or else against accumulated deficit.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Stock-Based Compensation Plan

The Company uses the fair value method for recording stock-based compensation for new awards granted, modified, repurchased or cancelled. The Company recognizes compensation costs for stock option grants and restricted stock with service conditions only on a straight-line basis over the vesting period. The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options. The fair value of restricted shares with service conditions is based on market value of shares on the grant date.

Under separate Restricted Share Agreements, in fiscal 2011 the Company granted to selected executives and other key employees performance shares (“PS”). Certain PS vesting is contingent upon meeting certain Company-wide performance goals. PS generally will vest in three to seven equal annual tranches over the service period. The PS grant date fair value is determined based on the value of the underlying shares on the grant date and is recognized over the vesting term. The performance metrics for certain PS awarded are only set by the Company’s Board of Directors annually in concert with the budgeting process. As such, there is no accounting for these awards until the performances metrics are set. For PS where the performance metrics are established on the grant date, the fair value of the award is determined at the inception of the award. Compensation expense related to PS awards is based on the accelerated method which recognizes a larger portion of the expense during the beginning of the vesting period than in the end of the vesting period.

The use of the option valuation model requires the input of subjective assumptions, including the estimated fair value of the Company’s common shares, the expected life of the option and the expected share price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

The Company issues common shares upon the exercise of stock options. Restricted share awards are issued on the date the agreement is entered into. Since the restricted share awards are subject to a nominal repurchase at the sole discretion of the Company, for financial statement purposes, the Company presents the restricted shares as issued only when they are no longer subject to repurchase.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash equivalents, derivatives, and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by investing in highly-rated corporate and financial institutions, and engaging with highly-rated financial institutions as counterparties to its derivative transactions.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Accounts receivable are unsecured and are derived from revenue earned from customers located primarily in the United States and Canada. The Company manages its credit risk by performing ongoing credit evaluations of its customers and by providing for an allowance for doubtful accounts as necessary. No customers accounted for more than 10% of accounts receivable as of October 31, 2013 or 2012.

Leases

The Company leases facilities and certain other equipment under non-cancelable lease agreements. The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period and accrues for rent expense incurred but not paid.

Under certain leases, the Company also receives reimbursements for leasehold improvements. These reimbursements are lease incentives which are recognized as a liability and are amortized on a straight-line basis over the term of the lease as a component of minimum rental expense. The leasehold improvements are included in property and equipment and are amortized over the shorter of the estimated useful life of the improvements or the lease term.

Net (Loss) Income Per Share Attributable to Common Shareholders

Basic net (loss) income per common share is calculated by dividing the net (loss) income attributable to common shareholders by the weighted average number of, common shares outstanding for a period. Included in the Company’s basic and diluted net loss per common share is the increase in the carrying amount of the redeemable convertible preferred shares as the accretion in value is treated in the same manner as dividends on nonredeemable shares reflecting a decrease in income available to common shareholders. Because holders of the Company’s convertible preferred shares and holders of the Class B special shares are entitled to participate in dividends and earnings of the Company, the Company applies the two-class method in calculating earnings per common share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common shareholders, exchangeable common shareholders and preferred shareholders based on their respective rights to receive dividends. Because the preferred shareholders and the Class B special shares are not contractually obligated to share in the Company’s losses, no such allocation is made for any period with a net loss. Diluted loss per share attributable to common shareholders adjusts the basic weighted average number of common shares outstanding for the potential dilution that could occur if stock options, restricted shares, Class B special shares and convertible preferred shares were exercised or converted into common shares. The treasury method is used when determining the dilution of stock options and restricted share awards. Diluted loss per share attributable to common shareholders is the same as basic loss per share attributable to common shareholders for all periods presented because the effects of potentially dilutive items were anti-dilutive.

Net (loss) income is adjusted as follows in order to determine net (loss) income per share – basic and diluted:

	2013	2012
Net (Loss) income	$(3,286)	$93
Accretion of Class A redeemable convertible preferred shares	(51,493)	(36,880)

Net (Loss) income to determine earnings per share – basic and diluted	$(54,779)	$(36,787)

The following table presents the number of anti-diluted shares excluded from the calculation of diluted net loss per share:

	2013	2012
Conversion of Class A redeemable convertible preferred shares	4,784,689	4,784,689
Conversion of Class A special shares	1,999,130	4,408,261
Class B special shares	5,737,073	12,650,765
Options to purchase common shares	13,372	—

Total anti-dilutive shares	12,534,264	21,843,715

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Warranties and Indemnification

The Company’s cloud-based application service is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company’s on-line help documentation under normal use and circumstances.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The Company applied the provisions of this Statement effective November 1, 2012.

In July 2012, the FASB issued Accounting Standards Update (“ASU”) No. 2012- 02, Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment, to allow entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. The Company applied the provisions of this statement for the impairment test performed on October 31, 2013.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

In December 2011, the FASB issued guidance enhancing disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. The new guidance will be effective for the Company beginning November 1, 2013. Other than requiring additional disclosures, the Company does not anticipate material impacts to the financial statements upon adoption.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry Forward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists”. The issuance of ASU 2013-11 generally requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward (“NOLC”), a similar tax loss, or a tax credit carry forward. To the extent a NOLC, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The effective date of ASU 2013-11 is for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of ASU 2013-11 to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts with Customers. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes the current revenue recognition guidance, including industry-specific guidance. The core principle of the new revenue standard requires an entity to recognize revenue based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the provisions also apply to transfers of non-financial assets, including in-substance non-financial assets that are not an output of an entity’s ordinary activities (e.g., sales of property and equipment or intangible assets). This new standard also requires significantly expanded disclosures about revenue recognition. The effective date for ASU 2014-09 is for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

3.	Business Combinations

Accu-Med Services LLC (“Accu-Med”)

On September 28, 2012, the Company acquired 100% of the equity of Accu-Med, a provider of cloud-based and on premise electronic health records solutions for skilled nursing facilities. Accu-Med is based in Milford, Ohio. The acquisition provided a customer base to convert to the Company’s PointClickCare offering and extended its product offerings in data analytics. During 2013, the Company commenced transitioning the Accu-Med customers to the Company’s solution. It is anticipated that, for those customers agreeing to transition to PointClickCare, the transitions will be complete by the third quarter of 2014. Following the transition of these customers, certain products and support that Accu-Med formerly offered will be discontinued.

Total consideration paid for Accu-Med was $5,345 in cash, of which $250 was paid into escrow as contingent consideration. The contingent consideration will be released to the seller if, by July 28, 2014, a certain group of skilled nursing facilities are continuing as customers of the Company. The Company has recorded $125 as the fair value of the contingent consideration on the date of the acquisition. This acquisition has been accounted for as a business combination.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The results of operations of Accu-Med have been consolidated with those of the Company beginning September 28, 2012. Acquisition related costs in the amount of $91 have been expensed and included in the Consolidated Statements of Operations for the year ended October 31, 2012.

The recognized amounts of identifiable assets acquired and liabilities assumed, based upon their fair values as of September 28, 2012, are set forth below:

	Amount	Useful life of intangibles
Current assets	$966
Non-current assets	406
Intangible customer assets	3,250	10 years
Intangible technology asset	392	5 years
Total liabilities assumed	(346)

Total identifiable net assets	4,668
Goodwill	677

	$5,345

No portion of the goodwill recorded upon the acquisition of Accu-Med is expected to be deductible for tax purposes.

Included within current assets were accounts receivable of $872 at September 28, 2012. This amount has been substantially collected as of October 31, 2013.

The amount of Accu-Med’s revenues and net income included in the Consolidated Statements of Operations for the year ended October 31, 2013, and the unaudited pro forma revenues and net income of the combined entity, had the acquisition been consummated as of November 1, 2011, are set forth below:

Year ended October 31, 2013
Revenues	$6,939
Net loss	$(254)

Year Ended October 31 2012
Unaudited pro forma information
Revenues	$68,978
Net loss*	$(3,042)

*	Included in pro forma net loss are estimated amortization charges relating to the allocated values of intangible assets.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The results of operations of Accu-Med were combined with the Company as of September 28, 2012 and hence there is no reportable pro forma impact on revenues and net income for the year ended October 31, 2013.

The unaudited pro forma financial information in the table above is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented or the results that may be realized in the future.

4.	Cash and Cash Equivalents

Cash equivalents are comprised of highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents are recorded at fair value.

	2013	2012
Fixed income notes	$12,470	$—
Cash	1,686	18,129

Total cash and cash equivalents	$14,156	$18,129

5.	Other Current Assets

Other current assets are comprised of the following:

	2013	2012
Prepaid expenses	$1,006	$909
Foreign exchange forward contracts (note 6)	103	23
Work in progress	215	551
Other	239	81

	$1,563	$1,564

6.	Foreign Exchange Forward Contracts

The Company enters into foreign exchange forward contracts to manage its currency exposure on Canadian dollar operational cash flows. These forward contracts allow the Company to sell specific amounts of US dollars in exchange for Canadian dollars at a set price at specific future dates. The Company’s forward exchange contracts are not designated as hedging instruments and are included as other current assets on the consolidated balance sheet. The instruments are marked-to-market at the end of each reporting period with changes in the fair value recorded within foreign exchange loss.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

At October 31, 2013, the notional amount of US dollars that can be sold for Canadian dollars was a minimum of $30,000 and a maximum of $40,400 (2012 minimum of $5,500 and a maximum of $6,000). The fair value of these contracts at October 31, 2013 and 2012 were $103 and $23, respectively. During the years ended October 31, 2013 and 2012 the Company realized a loss of $87 and a gain of $196, respectively, on foreign exchange forward contracts, which is included in foreign exchange loss in the Consolidated Statements of Operations.

7.	Property and Equipment

Property and equipment consisted of the following:

	2013	2012
Computer equipment	$10,247	$9,835
Leasehold improvements	2,304	1,330
Furniture, fixtures and office equipment	3,031	2,863
Motor vehicles	110	110

	15,692	14,138
Accumulated amortization	(8,322)	(7,533)

	$7,370	$6,605

Included in computer equipment were assets under capital lease with a book value of $52 and $126 at October 31, 2013 and 2012, respectively. Assets under capital lease in the amount of $12 are included in furniture and fixtures for the year ending October 31, 2012.

The Company acquired property and equipment in the amount of $3,138 and $3,460 during the fiscal years ending October 31, 2013 and 2012 respectively. Amortization expense related to property and equipment totaled $2,374 in fiscal 2013 and $1,813 in fiscal 2012.

There was no impairment of long-lived assets during fiscal 2013 or 2012.

8.	Goodwill

Goodwill consisted of the following:

	2013	2012
Balance, beginning of the year	$803	$126
Addition on acquisition of Accu-Med	—	677

	$803	$803

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

During the fourth quarter of fiscal 2013, the Company performed a qualitative test of its goodwill for impairment. It was concluded that the fair value of goodwill was not likely less than its carrying value and as a result no further quantitative impairment test was completed.

9.	Other Intangible Assets

The carrying amount of intangible assets was as follows:

	October 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Useful Life in years
Customer relationships	$4,350	$(724)	$3,626	8.7
Internal use software	3,229	(840)	2,389	5.7
Software	2,569	(1,540)	1,029	2.5

	$10,148	$(3,104)	$7,044

Annual third party licenses			640

Total			$7,684

	October 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Useful Life in years
Customer relationships	$3,750	$(164)	$3,586	8.6
Internal use software	2,149	(523)	1,626	5.8
Software	2,088	(986)	1,102	3.6

	$7,987	$(1,673)	$6,314

Annual third party licenses			450

Total			$6,764

The Company recorded $1,432 and $764 in intangible amortization for the years ending October 31, 2013 and 2012, respectively.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The estimated amortization expense for intangible assets for the next five years and thereafter is as follows:

Period	Estimated Amortization Expense

Fiscal 2014	$1,875
Fiscal 2015	1,057
Fiscal 2016	964
Fiscal 2017	894
Fiscal 2018	779
Thereafter	2,115

7,684

10.	Bank Credit Facility

The Company has an operating line of credit of $1,500 Canadian dollars with a Canadian chartered bank, against which $nil is outstanding at October 31, 2013 and 2012 respectively. The line of credit bears interest at the prime lending rate plus 1% per annum and is repayable on demand. The Company has pledged all of its personal property as security. The terms of the line of credit mandate that certain financial conditions be maintained and the Company has complied with such financial conditions at October 31, 2013 and 2012.

Under the same facility, the Company has a forward exchange contract facility in the amount of $9,000 for the purposes of entering into foreign exchange transactions. The credit facility may be terminated by the lender at any time. The Company has entered into forward exchange contracts under this facility as described in notes 6 and 23.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

11.	Accrued Liabilities

Accrued liabilities consist of the following:

	2013	2012
Accrued compensation	$3,962	$2,875
Accrued partner liabilities	1,130	713
Accrued license fees	192	1,952
Accrued other liabilities	3,195	1,807

	$8,479	$7,347

Partner liabilities are amounts owing to the Company’s business partners primarily for royalty payments and outsourced professional services.

12.	Employee Benefits

The Company has a 401(k) plan covering all eligible employees in the United States and a registered employee savings matching program for all eligible employees in Canada. The plans allow employees to contribute gross salary through payroll deductions with a Company match up to a fixed percentage, not to exceed the legally mandated limits based on their jurisdiction. The Company’s contributions during the years ended October 31, 2013 and 2012 were $398 and $246, respectively.

13.	Deferred Revenue

Deferred revenue is comprised as follows:

	2013	2012
Subscription fee revenue	$1,479	$1,465
Professional services revenue	4,463	3,408
Subscription security deposits	518	518

	$6,460	$5,391

Current portion of deferred revenue	$4,406	$3,835

Long-term portion of deferred revenue	$2,054	$1,556

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

14.	Current and Long-term Liabilities

Current portion of long-term liabilities is comprised as follows:

	2013	2012
Term loan	$283	$493
Obligations under capital leases	12	85

	$295	$578
Current portion	201	270

Long-term portion	$94	$308

The Company has a term loan of $283 and $493 at October 31, 2013 and 2012 respectively with an equipment vendor in Canada. The term loan is non-interest bearing. Principal payments of $16 per month are required until April 1, 2015. The Company has pledged the equipment as security.

Payment of current and long-term liabilities is due as follows:

2013
Year ending October 31, 2014	$201
Year ending October 31, 2015	94

$295

15.	Class A Redeemable Convertible Preferred Shares

The following table summarizes the Class A redeemable convertible preferred shares authorized and outstanding:

	Shares issued, authorized and outstanding	Redemption amount at October 31	Accretion charged to Accumulated Deficit in the year ending October 31,
2011	4,784,689	$54,833	$32,528
2012	4,784,689	91,713	36,880
2013	4,784,689	143,206	51,493

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The shares of Class A redeemable convertible preferred shares are voting and entitled to cumulative dividends, whether or not declared by the Board, at a rate per annum of $0.5325 per share calculated from the day of first issue. The Company is under no obligation to pay such accruing dividends unless declared by the Board, except upon the occurrence of certain events such as liquidation, dissolution or winding up, including a sale or merger. The Class A redeemable convertible preferred shares shall participate with the common shares on an as-converted basis with respect to all other dividends.

In the event of a liquidation, winding up or dissolution of the Company (a Liquidation), holders of Class A redeemable convertible preferred shares are entitled to receive in preference to the holders of common shares and Class B special shares an amount per share equal to the greater of (i) $10.65 per share, plus all accrued (whether or not declared) but unpaid dividends and any other declared but unpaid dividends on such shares, and (ii) the amount payable as if the Class A redeemable convertible preferred shares had converted into common shares and Class A special shares immediately prior to such Liquidation. Thereafter, the remaining assets will be paid first to the Class A special shares and Class B special shares in the amount of Cdn. $5.62 per share and thereafter to holders of common shares. A merger, consolidation, reorganization, acquisition or other transaction, representing a material change in ownership, assets or business of the Company, would constitute an event of liquidation, winding up or dissolution of the Company.

Each Class A redeemable convertible preferred share may be converted on a 1-for-1 basis into a common share and a Class A special share at any time, at the option of the holder subject to adjustment in the event of a capital reorganization or dilutive financing of the Company. Each Class A redeemable convertible preferred share shall automatically convert into a common share and a Class A special share immediately prior to the earlier of (i) the closing of a firm commitment underwritten public offering of common shares at an offering price per share of at least $15.68 and aggregate proceeds of at least $40,000 (a) in the United States pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) in Canada, pursuant to a filing or qualification of a prospectus with respect to an offering under the Securities Act (Ontario), as amended, that, if consummated, would not result in the holders of common, preferred or any other securities of the Company being subject to any restrictions on transfer other than as contemplated by the Shareholders’ Agreement, or (ii) the consent of holders of at least a majority of the Class A redeemable convertible preferred shares. Each Class A special share shall automatically either (i) convert into such number of common shares as equal to C$5.62 divided by the IPO price, or (ii) at the Company`s option, an amount in cash equal to C$5.62 per Class A special share.

At any time on or after February 25, 2018, the holders of at least seventy-five percent of the Class A redeemable convertible preferred shares, may request that the Company redeem all of the outstanding Class A redeemable convertible preferred shares. Upon receipt of the redemption request, the Company shall redeem out of funds legally available therefore at a price per share equal to the greater of (i) $10.65 for per Class A redeemable convertible preferred share and (ii) the fair market value of a Class A redeemable convertible preferred share. Each such share to be payable either (a) 120 days after receipt of the redemption request or (b) at the option of the Company in two equal installments one being 120 days after receipt of the redemption request and the second installment on the first anniversary of the first instalment. If the Company does not have sufficient funds legally available to redeem the Class A redeemable convertible preferred shares, the Company shall redeem a pro-rata portion of each holder`s redeemable shares and shall redeem the remaining shares as soon as practicable after the Company has funds legally available. If the Company fails to redeem on the redemption date, then from the redemption date the redemption price will be increased by an amount equal to 10% per annum.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The redemption of the Company’s Class A redeemable convertible preferred shares is not solely within the control of the Company as the preferred shareholders could force redemption. The redeemable convertible preferred shares are not currently redeemable; however, securities that are structured to become redeemable with the passage of time are considered to be probable of becoming redeemable for accounting purposes. Generally accepted accounting principles require redeemable convertible preferred shares whose redemption is outside the control of the Company and which are probable of becoming redeemable to be measured at the redemption amount with the changes in the redemption value being charged over the period from the date of issuance to the earliest redemption date of the security. Changes in the value of the preferred shares classified as equity is charged against additional paid-in capital to the extent it exists, or else against accumulated deficit.

16.	Stock-based Plans

The Company maintains a stock option plan (the “Plan”) for the purpose of granting incentive stock options to its employees and directors. As of October 31, 2013, 925,000 common shares have been reserved for issuance of which 649,000 remained available for future grants. Under the Plan, options to purchase common shares are granted at an exercise price of not less than the market value on the effective date of the grant. Options generally vest on a straight line basis over four years and have a maximum life of 10 years. Options that are not exercised are returned to the authorized pool and available for subsequent options under the Plan.

Additionally, the Company has granted Restricted Share Awards (“RSA”) under separate Restricted Share Agreements, in fiscal 2011 to selected executives and other key employees. Each RSA is entitled to receive one common share. In 2011, the Company effected a share for share exchange whereby each common share was exchanged for one common share and one Class B Special share. In doing so, the Company created an equal number of RSAs for common shares and Class B Special shares.

The Company uses the fair value method for recording stock-based compensation for awards granted, modified, repurchased or cancelled. The Company recognizes compensation costs for option grants and RSAs with service conditions only on a straight-line basis over the vesting period. The Company uses the Black-Scholes option pricing model for estimating the fair value of options. The fair value of RSA’s with service conditions only is based on the market value of shares on the grant date.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Certain RSA’s vesting is contingent upon the achievement of specific company-wide performance goals (performance shares or “PS”.) Unforfeited PS generally will vest in three to seven equal annual tranches over the service period. The PS grant date fair value is determined based on the value of the underlying shares on the grant date and is recognized over the vesting term. The performance metrics for certain PS awarded are only set by the Company’s Board of Directors annually in concert with the budgeting process. As such, there is no accounting for these awards until the performances metrics are set. For PS where the performance metrics are established, when the award is authorized, the fair value of the award is determined at the inception of the award. For PS where the performance metrics are set at a future date, fair value is based the on market value of shares on the grant date (the date the performance metrics are set and communicated to the PS holder).

Total estimated stock-based compensation expense recognized in the Consolidated Statement of Operations was as follows:

	2013	2012
Cost of revenue subscription	$17	$14
Cost of revenues professional services	154	153
Product development	190	89
Sales and marketing	277	180
General and administrative	471	172

	$1,109	$608

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The weighted average characteristics of options on common shares outstanding as at October 31, 2013 and 2012 are as follows:

	Options	Weighted Average Exercise Price (Canadian dollars)	Weighted Average Remaining Contractual Term (Years)	Aggregate intrinsic value (in thousands)
Outstanding, November 1, 2011	—	$—
Granted	108,000	4.83	9.50
Exercised	—	—
Forfeited	(27,000)	4.83

Outstanding, October 31, 2012	81,000	$4.83	8.50	$341
Granted	195,000	9.38	9.50
Exercised	—	—
Forfeited	—	—

Outstanding, October 31, 2013	276,000	$8.04	9.21	$2,910

Exercisable and vested, October 31, 2013	20,250	$4.83

The fair value of the share grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Weighted average fair value of the stock options granted during the year	$4.16	$2.26
Risk free interest rate	1%	1.44%
Dividend yield	nil	nil
Expected life	6.25 years	6 years
Expected volatility	45%	48%

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

A summary of the Company’s RSA for common shares and Class B special shares activity during the years ended October 31, 2013 and 2012 follows:

	Common shares
	Number of RSA’s outstanding	Average remaining contractual life	Aggregate intrinsic value
Outstanding, November 1, 2011	380,808	4.54	$1,389
Granted	—
Released	(83,064)		303
Forfeited	—

Outstanding, October 31, 2012	297,744	3.74	$2,587
Granted	—
Released	(89,282)		776
Forfeited	—

Outstanding, October 31, 2013	208,462	3.03	$3,977

	Class B special shares
	Number of RSA’s outstanding	Average remaining contractual life	Aggregate intrinsic value
Outstanding, November 1, 2011	397,437	4.54	$1,029
Granted	—
Released	(49,153)		127
Forfeited	—

Outstanding, October 31, 2012	348,284	3.74	$1,512
Granted	—
Released	(52,442)		228
Forfeited	—

Outstanding, October 31, 2013	295,842	3.03	$1,382

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

17.	Product Development

Product development included in the Consolidated Statements of Operations is comprised as follows:

	2013	2012
Product development	$25,862	$14,770
Investment tax credits	(2,270)	(1,005)

	$23,592	$13,765

18.	Commitments and Contingencies

(a) Operating lease commitments

The Company operates from leased premises, and is committed to operating lease costs for premises and equipment. The future minimum annual lease payments under the terms of these leases are as follows:

For the year ending October 31:	2014	$962
	2015	889
	2016	939
	2017	948
	2018	948
	Thereafter	1,578

		$6,264

The Company is also committed to pay operating costs under the terms of the premises lease.

As at October 31, 2013, the Company has non-cancellable purchase commitments primarily related to the cost of maintaining our technical and operational infrastructure as well as our annual customer and partner summit in the amount of $3,092 of which $1,654 relates to fiscal 2014; $801 relates to fiscal 2015; and $637 relates to fiscal 2016.

(b) Claims and litigation

In the normal course of business, the Company may be involved on an ongoing basis in various legal actions, the outcome of which is indeterminable. In management’s opinion, the resolution of any current or pending legal actions will not have a material effect on the financial condition, results of operations and cash flows of the Company.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

19.	Income Taxes

The Company’s income before taxes was taxed as indicated in the following jurisdictions:

	2013	2012
Income before income taxes:
Canada	$(3,179)	$405
U.S.	(107)	(312)

	$(3,286)	$93

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the Canadian statutory rate is reconciled as follows:

	2013	2012
Combined basic Canadian federal and provincial rates	26.50%	26.75%

Basic rate applied to income before income taxes	$(871)	$25
Non-deductible expenses	345	208
Research incentives	(1,565)	(2,889)
Effects of foreign exchange	254	20
Change in tax rate	15	68
Other tax adjustments	(27)	197
Change in valuation allowance	1,849	2,371

Provision for (recovery of) income taxes	$—	$—

The Company has non-refundable investment tax credit carry forwards. These investment tax credits are available to offset future Canadian Federal income taxes payable. In addition, the Company has Canadian capital loss carry forwards that can be used to reduce future taxable capital gains.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

These carry forwards expire as follows:

	Canadian Federal Investment Tax Credits	Provincial Investment Tax Credits	Non-capital Loss carryforwards	Capital loss carryforwards
In the year ending October 31:
2027	$222	$—	$—	$—
2028	229	—	—	—
2029	441	309	—	—
2030	987	523	—	—
2031	1,340	662	—	—
2032	3,025	779	1,024	—
2033	2,316	184	353	—
Indefinite carry forward	—	—	—	50

	$8,403	$2,457	$1,377	$50

The tax effects of significant temporary differences and loss carry forwards as at October 31, 2013 and 2012 are as follows.

	2013	2012
Assets:
Tax credits	$12,123	$8,889
Share issue costs	375	493
Non-capital loss carryforwards	426	163
Capital loss carryforwards	13	14

	12,937	9,559

Liabilities
Carrying value of assets in excess of tax value	2,189	1,593
Investment tax credits taxable in future periods	2,826	1,881
Other	8	22

	5,023	3,496

Deferred income tax asset	7,914	6,063
Less: valuation allowance	(7,914)	(6,063)

Net deferred tax asset	$ —	$ —

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

In assessing the Company’s ability to realize the future benefit associated with its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The ultimate realization is dependent on the generation of taxable income within the periods that those temporary differences become deductible. In making this determination, the Company considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income. Based on the Company’s historical and forecasted future losses, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against all of its deferred tax assets as of October 31, 2013 and 2012. The Company does not have any uncertain tax positions.

The major tax jurisdiction the Company operates within and open tax years in each of those jurisdictions are as follows:

Jurisdiction	Open tax years
Canada	2009 to 2013
United States	2007 to 2013

20.	Related Party Transactions

During 2012, the Company purchased $337 of equipment for resale from a related corporation controlled by certain members of the management team who are also majority shareholders of the Company. The transaction is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company was owed $nil ($2012 - $4) from a related corporation controlled by certain members of the management team who are also the majority shareholders of the Company.

21.	Financial Instruments

(a) Fair value

The Company measures certain financial assets at fair value on a recurring basis based on a fair value hierarchy that requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The Company’s financial instruments include the following:

As at October 31, 2013	Level	Fair Value	Carrying Value
		$	$

Accounts receivable	2	6,618	6,618
Cash and cash equivalents	2	14,156	14,156
Investment tax credits recoverable	2	3,161	3,161
Forward contracts	2	103	103
Accounts payable	2	2,460	2,460
Accrued liabilities	2	8,479	8,479
Term loan	2	273	283
Class A redeemable convertible preferred shares	3	143,206	143,206

As at October 31, 2012	Level	Fair Value	Carrying Value
		$	$

Accounts receivable	2	6,253	6,253
Cash and cash equivalents	2	18,129	18,129
Investment tax credits recoverable	2	816	816
Forward contracts	2	23	23
Accounts payable	2	1,959	1,959
Accrued liabilities	2	7,347	7,347
Term loan	2	463	493
Class A redeemable convertible preferred shares	3	91,713	91,713

The three levels of inputs that may be used to measure fair value are:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

The fair value of the Company’s foreign exchange forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. Such instruments are classified as Level 2 and are included in other current assets and liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

At October 31, 2013 and 2012 the value of the Company’s Class A redeemable convertible preferred shares was measured using unobservable inputs that required a high level of judgment to determine fair value, and thus were classified as Level 3 inputs. First, the enterprise value of the Company was measured using the market approach based on comparable public companies. After estimating the enterprise value, the resulting equity was allocated between the Class A redeemable convertible preferred shares, Class B special shares and common shares using the Black-Scholes option pricing model. The following assumptions were used at October 31, 2013 to value the preferred shares: discount rate of 0.21%; estimated volatility of 52.8%; term of 1.5 years; and zero dividend yield. Any change in these variables or the variables used to calculate enterprise value would result in a change in the fair value of the Class A redeemable convertible preferred shares.

Refer to note 15 for a continuity of redeemable convertible preferred shares.

(b) Foreign currency risk

The Company is exposed to foreign currency risk which is comprised of currency and market fluctuation to the extent of its Canadian denominated accounts receivable, accounts payable and accrued liabilities, and foreign currency forward contracts. Currency risk is the risk that the value of the financial instrument will fluctuate due to changes in foreign currency exchange rates.

Approximately 5% of accounts receivable, 46% of accounts payable and accrued liabilities and 12% of revenues are subject to foreign exchange risk as they are denominated in Canadian dollars.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

(c) Credit risk

Credit risk is the failure of the counterparty to perform under the terms of the contract. The Company is subject to credit risk through its accounts receivable, related party receivables and foreign currency forward contracts. The Company in the normal course of operations monitors the financial condition of its customers. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company minimizes the credit risk in foreign currency forward contracts by entering into transactions with high-quality counterparties.

Accounts receivable represent trade receivables from customers when the Company has issued invoices to its clients for subscriptions, support or professional services and has not yet received payment.

The following table represents the Company’s trade accounts receivable, net of allowance for doubtful accounts:

	October 31
	2013	2012

Accounts receivable	$7,067	$6,879
Allowance for doubtful accounts	(449)	(626)

Accounts receivable, net	$6,618	$6,253

The allowance for doubtful accounts continuity is summarized below:

Allowance for doubtful accounts	Balance, beginning of year	Acquired through acquisition of Accu-Med (note 3)	Increases in reserves during year	Amounts drawn down during year	Balance, end of year
Year ended October 31, 2012	$(335)	$(73)	$(323)	$105	$(626)
Year ended October 31, 2013	$(626)	—	$(274)	$451	$(449)

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

22.	Segment information

Revenues and long lived assets by geographical region are as follows:

	2013	2012
Revenue
United States	$72,155	$49,736
Canada	9,978	9,474

	82,133	59,201

Long lived assets
United States	9,794	9,480
Canada	6,063	4,692

	$15,857	$14,172

23.	Subsequent Events

Subsequent events have been evaluated from October 31, 2013 through June 2, 2014.

Business Acquisition

On November 1, 2013, the Company acquired 100% of the equity of Meal Metrics, a provider of nutritional management software for long-term care providers. The acquisition provides the Company with an additional product to sell into the long-term care market. The nutritional management software provides long-term care facilities with organization-wide access to resident nutritional care information, automated updates, and the flexibility for care givers to adjust and modify nutritional management at a single point of control. Meal Metrics is based in Winnipeg, Canada.

Total consideration paid for Meal Metrics was C$1,297 in cash. This acquisition has been accounted for as a business combination. The results of operations of Meal Metrics will be consolidated with those of the Company beginning November 1, 2013.

The Company has not completed the allocation of the purchase price to identifiable intangible assets and goodwill as the Company has not completed its valuation process.

PointClickCare Corp.

Notes to the Consolidated Financial Statements

For the years ended October 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts)

Stock Option Grant

On April 24, 2014 the Company granted 214,000 stock options at an exercise price of C$19.22 per option and 55,000 stock options at an exercise price of U.S. $17.42 per option to employees and directors of the Company.

On May 28, 2014 the Company granted 8,000 stock options at an exercise price of C$19.22 per option to employees and directors of the Company.

Term Loan

On December 18, 2013 in connection with the purchase of equipment, the Company entered into a non-interest bearing term loan in the amount of $1,413. The Company has pledged the equipment as security for the term loan. The term loan has monthly payments of $39.

Forward Exchange Contract

On November 27, 2013 the Company entered into a forward exchange contract to sell U.S. dollars for Canadian dollars. The notional amount of U.S. dollars that can be sold for Canadian dollars is a minimum of $24,000 and a maximum of $32,400.

                 Shares

Common shares

PROSPECTUS

J.P. Morgan	Goldman, Sachs & Co.	RBC Capital Markets

William Blair		Canaccord Genuity

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of officer holders (including directors).

Under the OBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Prior to the completion of the offering we intend to enter into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify, including but not limited to the indemnity under the OBCA, him or her for losses reasonably incurred by reason of being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful, and in so acting was in breach of the obligations under the indemnity agreement.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our office holders by the underwriters against certain liabilities.

Item 7. Recent sales of unregistered securities.

None.

Item 8. Exhibits and financial statement schedules.

•	The exhibits listed in the exhibits index, appearing elsewhere in this Registration Statement, have been filed as part of this Registration Statement.

•	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Financial Statements and related notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

•	To provide the underwriters specified in the underwriting agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on                   , 2014.

POINTCLICKCARE CORP.

By:
Name:	Michael Wessinger
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Michael Wessinger and David Belbeck as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each action alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2014
Michael Wessinger

	Chief Technology Officer and Director (Principal Executive Officer)	, 2014
David Wessinger

	Non-Executive Director	, 2014
Bill Dillane

	Non-Executive Director	, 2014
David Wilson

	Non-Executive Director	, 2014
Harry Gruner

	Non-Executive Director	, 2014
Timothy V. Williams

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2014
David Belbeck

Wescom Solutions, Corp.	Authorized Representative in the United States

By:		, 2014
Name:	Michael Wessinger
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Incorporation of the Registrant as in effect prior to this offering.

3.2*	Form of Amended Articles of Incorporation of the Registrant to be effective upon the closing of this offering.

3.2*	Form of Amended and Restated By-laws to be effective upon the closing of the offering.

4.1*	Specimen share certificate.

4.2*	Shareholders Agreement by and among the Registrant and the Investors listed on Schedule I thereto, dated February 25, 2011.

4.3*	Investor Rights Agreement by and among the Registrant and the Investors listed on Schedule I thereto, dated February 25, 2011.

5.1*	Form of Opinion of Wildeboer Dellelce LLP.

10.1*	Form of Indemnification Agreement to be entered into between the Registrant and its officers and directors.

10.2*	2014 Omnibus Equity Incentive Plan of the Registrant, and forms of agreements thereunder.

10.3*	2012 Amended Stock Option Plan of the Registrant, and forms of agreements thereunder.

10.4*	Employment Agreement between Wescom Solutions Inc. and Michael Wessinger, dated February 25, 2011.

10.5*	Employment Agreement between Wescom Solutions Inc. and David Wessinger, dated February 25, 2011.

10.6*	Employment Agreement between Wescom Solutions Inc. and David Belbeck, dated November 15, 2009.

10.7*	Employment Agreement between Wescom Solutions Inc. and Ed Roshitsh, dated March 8, 2013.

10.8*	Multi-Tenant Offer to Lease between the Registrant and 2725312 Canada Inc., dated April 2, 2009.

10.9*	Lease Expansion and Amending Agreement between the Registrant and 2725312 Canada Inc., dated January 28, 2013.

10.10*	Class A Preferred Share Purchase Agreement among the Registrant and the parties set forth therein, dated February 25, 2011.

10.11*	Non-Employee Director Compensation Policy.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.

23.3*	Form of Consent of Wildeboer Dellelce LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney.

*	To be filed by amendment.